SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
Dated: August 26, 2011
Commission File No. 001-33311
NAVIOS MARITIME HOLDINGS INC.
85 Akti Miaouli Street, Piraeus, Greece 185 38
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑

          The information contained in this Report is incorporated by reference into the Registration Statements on Form F-3, File Nos. 333-136936 and 333-165754, the Registration Statement on Form S-8, File No. 333-147186, the Registration Statement on Form F-4, File No. 333-175043 and the related prospectuses.
Operating and Financial Review and Prospects
          The following is a discussion of the financial condition and results of operations of Navios Maritime Holdings Inc. (“Navios Holdings” or the “Company”) for the three and six month periods ended June 30, 2011 and 2010. Navios Holdings’ financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America (U.S. GAAP). You should read this section together with the consolidated financial statements and the accompanying notes included in Navios Holdings’ Form 6-K dated August 8, 2011 and the management’s discussion and analysis included in Navios Holdings’ 2010 annual report on Form 20-F filed with the Securities and Exchange Commission and the condensed consolidated financial statements and the accompanying notes included elsewhere in this form 6-K.
          This report contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Reform Act of 1995. These forward looking statements are based on Navios Holdings’ current expectations and observations. Included among the factors that, in management’s view, could cause actual results to differ materially from the forward-looking statements contained in this report are changes in any of the following: (i) charter demand and/or charter rates; (ii) production or demand for the types of drybulk products that are transported by Navios Holdings’ vessels; (iii) operating costs including but not limited to changes in crew salaries, insurance, provisions, repairs, maintenance and overhead expenses; or (iv) changes in interest rates. Other factors that might cause a difference include, but are not limited to, those discussed under Part I, Item 3D — Risk Factors in Navios Holdings’ 2010 annual report on Form 20-F.
Recent Developments
Navios Holdings
Vessel Acquisition
          On May 30, 2011, Navios Holdings agreed to acquire a 81,600 deadweight ton (“dwt”) bulk carrier scheduled to be delivered in April 2012 by a South Korean shipyard. The aggregate purchase price for the new vessel is approximately $35.5 million, which is to be partially funded with a credit facility of Emporiki Bank of Greece for an amount up to $23.0 million. The facility, which was entered into on August 19, 2011, is repayable in 20 semi-annual installments of $0.8 million after the drawdown date with a final balloon payment of $8.0 million on the last payment date. The interest rate of the facility is based on a margin of 275 bps. The facility also requires compliance with certain financial covenants.
Purchase Options
          On May 30, 2011, Navios Holdings entered into option agreements to acquire four 82,000 dwt bulk carriers. Upon exercise of the options, delivery of the vessels is expected within the second half of 2013 or the first half of 2014. The contract price for each vessel is $35.0 million.
Dividend Policy
          On August 18, 2011, the Board of Directors declared a quarterly cash dividend for the second quarter of 2011 of $0.06 per share of common stock. This dividend is payable on October 6, 2011 to stockholders of record on September 22, 2011. The declaration and payment of any further dividends remain subject to the discretion of the Board, and will depend on, among other things, Navios Holdings’ cash requirements as measured by market opportunities, debt obligations and restrictions under its credit and other debt agreements.
Navios Logistics
Acquisitions
          During the second and third quarter of 2011, on various dates on or prior to August 22, 2011, Navios South American Logistics Inc. (“Navios Logistics”) used a portion of the proceeds from its offering of senior unsecured notes due 2019 to acquire three pushboats, 66 barges and one floating drydock for a total cost of approximately $45.8 million, including transportation and other related costs.
Acquisition of Noncontrolling Interests in Joint Ventures
          On July 25, 2011, Navios Logistics acquired the noncontrolling interests of its joint ventures Thalassa Energy S.A., HS Tankers Inc., HS Navigation Inc., HS Shipping Ltd. Inc. and HS South Inc., in accordance with the terms of certain stock purchase agreements with HS Energy Ltd., an affiliate of Vitol S.A. Navios Logistics paid a total consideration of $8.5 million for such noncontrolling interests, and simultaneously paid $53.2 million including $0.2 million of accrued interest up to July 25, 2011 in full and final settlement of all amounts of indebtedness of such joint ventures under certain loan agreements.

Navios Partners
          On August 10, 2011, Navios Holdings received $6.7 million as a dividend distribution from its affiliate Navios Maritime Partners L.P. (“Navios Partners”).
Changes in Capital Structure
          During the six month period ended June 30, 2011, 8,001 shares of restricted common stock were forfeited upon termination of employment. On March 1, March 2, March 7 and June 23, 2011, 18,281, 29,250, 68,047 and 15,000 shares, respectively, were issued following the exercise of the options for cash at an exercise price of $3.18 per share.
          Following the issuances and cancellations of the shares described above, Navios Holdings had outstanding as of June 30, 2011, 101,686,343 shares of common stock and 8,479 shares of Preferred Stock.
Overview
General
          Navios Holdings is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of drybulk commodities, including iron ore, coal and grain. We technically and commercially manage our owned fleet, Navios Acquisition’s fleet and Navios Partners’ fleet, and commercially manage our chartered-in fleet. Navios Holdings has in-house ship management expertise that allows it to oversee every step of technical management of its owned fleet, and Navios Partners’ and Navios Acquisition’s fleet, including the shipping operations throughout the life of the vessels and the superintendence of maintenance, repairs and drydocking.
          On August 25, 2005, pursuant to a Stock Purchase Agreement dated February 28, 2005, as amended, by and among International Shipping Enterprises, Inc (“ISE”), Navios Holdings and all the shareholders of Navios Holdings, ISE acquired Navios Holdings through the purchase of all of the outstanding shares of common stock of Navios Holdings. As a result of this acquisition, Navios Holdings became a wholly owned subsidiary of ISE. In addition, on August 25, 2005, simultaneously with the acquisition of Navios Holdings, ISE effected a reincorporation from the State of Delaware to the Republic of the Marshall Islands through a downstream merger with and into its newly acquired wholly owned subsidiary, whose name was and continues to be Navios Maritime Holdings Inc.
          On February 2, 2007, Navios Holdings acquired all of the outstanding share capital of Kleimar N.V. for a cash consideration of $165.6 million (excluding direct acquisition costs), subject to certain adjustments. Kleimar is a Belgian maritime transportation company established in 1993. Kleimar is the owner and operator of Handymax, Capesize and Panamax vessels used in the transportation of cargoes and has an extensive contract of affreightment (“COA”) business.
          On August 7, 2007, Navios Holdings formed Navios Partners under the laws of Marshall Islands. Navios G.P. L.L.C. (“General Partner”), a wholly owned subsidiary of Navios Holdings, was also formed on that date to act as the general partner of Navios Partners and received a 2% general partner interest in Navios Partners. Navios Partners is an affiliate and is not consolidated under Navios Holdings.
Navios Logistics
          Navios Logistics is one of the largest logistics companies in the Hidrovia region of South America, serving the storage and marine transportation needs of its customers through its port terminals, river and coastal cabotage operations.
          On January 1, 2008, pursuant to a share purchase agreement, Navios Holdings contributed (i) $112.2 million in cash; and (ii) the authorized capital stock of its wholly owned subsidiary Corporation Navios Sociedad Anonima (“CNSA”) in exchange for the issuance and delivery of 12,765 shares of Navios Logistics, representing 63.8% (or 67.2% excluding contingent consideration) of its outstanding stock. Navios Logistics acquired all ownership interests in Horamar in exchange for (i) $112.2 million in cash, of which $5.0 million was kept in escrow, payable upon the attainment of certain EBITDA targets during specified periods through December 2008 (the “EBITDA Adjustment”); and (ii) the issuance of 7,235 shares of Navios Logistics representing 36.2% (or 32.8% excluding contingent consideration) of Navios Logistics’ outstanding stock, of which 1,007 shares were held in escrow pending attainment of certain EBITDA targets. In November 2008, $2.5 million in cash and 503 shares were released from escrow when Horamar achieved the interim EBITDA target.
          On March 20, 2009, August 19, 2009, and December 30, 2009, the agreement pursuant to which Navios Logistics acquired CNSA and Horamar was amended to postpone until June 30, 2010 the date for determining whether the EBITDA target was achieved. On June 17, 2010, $2.5 million in cash and the 504 shares remaining in escrow were released from escrow upon the achievement of the EBITDA target threshold. Navios Holdings currently owns 63.8% of Navios Logistics.
          For a more detailed discussion about the Navios Logistics segment, please see Exhibit 99.1 to this Form 6-K.
Navios Acquisition
          On July 1, 2008, the Company completed the initial public offering (“IPO”) of its subsidiary, Navios Acquisition. At the time of the IPO, Navios Acquisition was a blank check company. In the offering, Navios Acquisition sold 25,300,000 units for an aggregate purchase price of $253.0 million. Simultaneously with the completion of the IPO, the Company purchased private placement warrants of Navios

Acquisition for an aggregate purchase price of $7.6 million (“Private Placement Warrants”). Prior to the IPO, Navios Holdings had purchased 8,625,000 units (“Sponsor Units”) for a total consideration of $25,000, of which an aggregate of 290,000 units were transferred to the Company’s officers and directors and an aggregate of 2,300,000 Sponsor Units were returned to Navios Acquisition and cancelled upon receipt. Each unit consisted of one share of Navios Acquisition’s common stock and one warrant (“Sponsor Warrants,” together with the “Private Placement Warrants,” the “Navios Acquisition Warrants”). Navios Acquisition, at the time, was not a controlled subsidiary of the Company but was accounted for under the equity method due to the Company’s significant influence over Navios Acquisition.
          On May 25, 2010, after its special meeting of stockholders, Navios Acquisition announced the approval of (a) the acquisition of 13 vessels (11 product tankers and two chemical tankers plus options to purchase two additional product tankers) for an aggregate purchase price of $457.7 million, of which $128.7 million was paid from existing cash and the $329.0 million balance was paid with existing and new financing pursuant to the terms and conditions of the Acquisition Agreement by and between Navios Acquisition and Navios Holdings and (b) certain amendments to Navios Acquisition’s amended and restated articles of incorporation.
          Navios Holdings purchased 6,337,551 shares of Navios Acquisition’s common stock for $63.2 million in open market purchases. Moreover, on May 28, 2010, certain shareholders of Navios Acquisition redeemed 10,021,399 shares pursuant to redemption rights granted in the IPO upon de-“SPAC”-ing. As of May 28, 2010, following these transactions, Navios Holdings owned 12,372,551 shares, or 57.3%, of the outstanding common stock of Navios Acquisition. On that date, Navios Holdings acquired control over Navios Acquisition, and consequently concluded a business combination had occurred and consolidated the results of Navios Acquisition from that date until March 30, 2011.
          On March 30, 2011, Navios Holdings exchanged 7,676,000 shares of Navios Acquisition’s common stock it held for non-voting Series C preferred stock of Navios Acquisition (the “Navios Acquisition Share Exchange”) pursuant to an Exchange Agreement entered into on March 30, 2011 between Navios Acquisition and Navios Holdings. The fair value of the exchange was $30.5 million, which was based on the share price of the publicly traded common shares of Navios Acquisition on March 30, 2011. Following the Navios Acquisition Share Exchange, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition decreased to 45% and Navios Holdings no longer controls a majority of the voting power of Navios Acquisition. From that date onwards, Navios Acquisition is considered as an affiliate entity of Navios Holdings and is not a controlled subsidiary of the Company, and the investment in Navios Acquisition is now accounted for under the equity method due to the Company’s significant influence over Navios Acquisition. Navios Acquisition will be accounted for under the equity method of accounting based on Navios Holdings’ 53.7% economic interest in Navios Acquisition, since the preferred stock is considered in-substance common stock for accounting purposes.
          On March 30, 2011, based on the equity method, the Company recorded an investment in Navios Acquisition of $103.3 million, which represents the fair value of the common stock and Series C preferred stock that was held by Navios Holdings on such date. On March 30, 2011, the Company calculated a loss on change in control of $35.3 million, which is equal to the fair value of the Company’s investment in Navios Acquisition of $103.3 million less the Company’s 53.7% interest in Navios Acquisition’s net assets on March 30, 2011.
          Navios Acquisition is an owner and operator of tanker vessels focusing in the transportation of petroleum products (clean and dirty) and bulk liquid chemicals.
Fleet
          The following is the current “core fleet” employment profile (excluding Navios Logistics), including the newbuilds to be delivered, as of August 19, 2011. The current “core fleet” consists of 56 vessels totaling 5.9 million dwt. The 43 vessels in current operation aggregate approximately 4.6 million dwt and have an average age of 5.0 years. Navios Holdings has currently fixed 95.2%, 55.9% and 37.9% of its 2011, 2012 and 2013 available days, respectively, of its fleet (excluding vessels which are utilized to fulfill COAs), representing contracted fees (net of commissions), based on contracted charter rates from its current charter agreements of $305.8 million, $216.8 million and $168.8 million, respectively. Although these fees are based on contractual charter rates, any contract is subject to performance by the counterparties and us. Additionally, the level of these fees would decrease depending on the vessels’ off-hire days to perform periodic maintenance. The average contractual daily charter-out rate for the core fleet (excluding vessels which are utilized to fulfill COAs) is $25,824, $28,874 and $32,415 for 2011, 2012 and 2013, respectively. The average daily charter-in rate for the active long-term charter-in vessels (excluding vessels which are utilized to fulfill COAs) for 2011 is estimated at $10,479.

Owned Vessels

				Charter-
				out		Profit	Expiration
Vessels	Type	Built	DWT	Rate(1)		Share(*)	Date(2)
Navios Ionian	Ultra Handymax	2000	52,067	13,726		No	09/18/2012
Navios Celestial	Ultra Handymax	2009	58,063	17,550		No	01/24/2012
Navios Vector	Ultra Handymax	2002	50,296	14,725		No	12/27/2011
Navios Horizon	Ultra Handymax	2001	50,346	10,925		No	12/19/2011
Navios Herakles	Ultra Handymax	2001	52,061	11,875		No	09/12/2011
Navios Achilles	Ultra Handymax	2001	52,063	25,521	(7)	65%/$20,000 after March 2012	12/17/2013
Navios Meridian	Ultra Handymax	2002	50,316	14,250		No	03/17/2012
Navios Mercator	Ultra Handymax	2002	53,553	29,783	(7)	65%/$20,000 after March 2012	01/12/2015
Navios Arc	Ultra Handymax	2003	53,514	14,725		No	10/13/2011
Navios Hios	Ultra Handymax	2003	55,180	13,300		No	09/21/2011
Navios Kypros	Ultra Handymax	2003	55,222	20,778		50%/$19,000	01/28/2014
Navios Ulysses	Ultra Handymax	2007	55,728	31,281		No	10/12/2013
Navios Vega	Ultra Handymax	2009	58,792	15,751		No	05/23/2013
Navios Astra	Ultra Handymax	2006	53,468	15,533		No	12/11/2011
Navios Magellan	Panamax	2000	74,333	22,800		No	03/26/2012
Navios Star	Panamax	2002	76,662	16,958		No	11/27/2012
Navios Asteriks	Panamax	2005	76,801	—		—	—
Navios Bonavis	Capesize	2009	180,022	47,400		No	06/29/2014
Navios Happiness	Capesize	2009	180,022	52,345	(7)	50%/$32,000 after March 2012	07/24/2014
Navios Lumen	Capesize	2009	180,661	29,250	(6)	Yes	02/14/2012
				39,830	(6)	Yes	12/10/2012
				43,193	(6)	Yes	12/10/2013
				42,690	(6)	Yes	12/10/2016
				39,305	(6)	Yes	12/10/2017
Navios Stellar	Capesize	2009	169,001	36,974	(9)	No	12/22/2016
Navios Phoenix	Capesize	2009	180,242	27,075		No	12/10/2011	(8)
Navios Antares	Capesize	2010	169,059	37,590	(9)	No	01/19/2015
				45,875	(9)	No	01/19/2018
Navios Buena Ventura	Capesize	2010	179,132	29,356		50%/$38,500	10/28/2020
Navios Etoile	Capesize	2010	179,234	29,356		50% in excess of $38,500	12/02/2020
Navios Bonheur	Capesize	2010	179,259	27,888	(7)	50%/$32,000 after March 2012	12/16/2013
				25,025	(7)		12/16/2022
Navios Altamira	Capesize	01/2011	179,165	24,674		No	01/27/2021
Navios Azimuth	Capesize	02/2011	179,169	26,469	(7)	50%/$34,500 after March 2012	02/13/2023
Owned Vessels to be Delivered

		Delivery
Vessel	Type	Date	DWT
Navios TBN	Panamax	04/2012	81,600

Long-term Chartered-in Vessels

					Charter-
				Purchase	out	Expiration
Vessels	Type	Built	DWT	Option(3)	Rate(1)	Date(2)
Navios Primavera	Ultra Handymax	2007	53,464	Yes	14,919	10/06/2011
Navios Armonia	Ultra Handymax	2008	55,100	No	13,300	10/22/2011
Navios Serenity	Handysize	2011	34,718	Yes (4)	8,422	09/11/2011
					10,756	07/28/2012
Navios Orion	Panamax	2005	76,602	No	49,400	12/14/2012
Navios Titan	Panamax	2005	82,936	No	19,000	11/09/2012
Navios Altair	Panamax	2006	83,001	No	19,238	11/23/2011
Navios Esperanza	Panamax	2007	75,200	No	14,513	02/19/2013
Torm Antwerp	Panamax	2008	75,250	No		—
Golden Heiwa	Panamax	2007	76,662	No		—
Beaufiks	Capesize	2004	180,181	Yes		—
Rubena N	Capesize	2006	203,233	No		—
SC Lotta	Capesize	2009	170,500	No		—
Formosabulk Brave	Capesize	2001	170,000	No		—
Phoenix Beauty	Capesize	2010	169,150	No		—
King Ore	Capesize	2010	176,800	No		—
Chartered-in Vessels to be Delivered

		Delivery	Purchase
Vessels	Type	Date	Option	DWT
Navios TBN	Handysize	09/2012	Yes (4)	34,718
Navios Koyo	Capesize	12/2011	Yes	181,000
Kleimar TBN	Capesize	07/2012	Yes	180,000
Navios TBN	Capesize	12/2013	Yes	180,000
Navios TBN	Ultra Handymax	02/2012	Yes	61,000
Navios TBN	Ultra Handymax	05/2013	Yes	61,000
Navios TBN	Ultra Handymax	10/2013	Yes	61,000
Navios Marco Polo	Panamax	12/2011	Yes	80,000
Navios TBN	Panamax	01/2013	Yes	82,100
Navios TBN	Panamax	07/2013	Yes (4)	80,500
Navios TBN	Panamax	09/2013	Yes (4)	80,500
Navios TBN	Panamax	11/2013	Yes (4)	80,500
Options to Acquire Vessels

		Delivery
Vessels	Type	Date	DWT
Navios TBN	Panamax	H2/2013	82,000
Navios TBN	Panamax	H2/2013	82,000
Navios TBN	Panamax	H1/2014	82,000
Navios TBN	Panamax	H1/2014	82,000

(1)	Daily rate net of commissions.
(2)	Expected redelivery basis midpoint of full redelivery period.

(3)	Generally, Navios Holdings may exercise its purchase option after three to five years of service.

(4)	Navios Holdings holds the initial 50% purchase option on each vessel.

(5)	Profit share based on applicable Baltic TC Average exceeding $/day rates listed.

(6)	Year eight optional (option to Navios Holdings) included in the table above. Profit sharing is 100% to Navios Holdings until net daily rate of $44,850 and becomes 50/50 thereafter.

(7)	Amount represents daily net rate of insurance proceeds following the default of the original charterer. The contracts for these vessels have been temporarily suspended and the vessels have been re-chartered to third parties for variable charter periods. Upon completion of the suspension period, the contracts with the original charterers will resume at amended terms. The obligations of our insurers are reduced by an amount equal to the mitigation charter hire revenues earned under the contracts with third parties and/or the original charterer or the applicable deductibles for any idle periods. The Company has filed claims for all unpaid amounts by the original charterer in respect of the employment of the vessels in the corporate rehabilitation proceedings. The disposition of these claims will be determined by the court at a future date.

(8)	Subject to COA of $45,500 per day for the remaining period until first quarter of 2015.

(9)	Amount represents daily rate of insurance proceeds following the default of the original charterer. These vessels have been rechartered to third parties for variable charter periods. Obligations of the insurer are reduced by an amount equal to the mitigation charter hire revenues earned under these contracts and the applicable deductibles under the insurance policy.
Charter Policy and Industry Outlook
          Navios Holdings’ policy has been to take a portfolio approach to managing operating risks. This policy led Navios Holdings to time charter-out many of the vessels that it is presently operating (i.e., vessels owned by Navios Holdings or which it has taken into its fleet under charters having a duration of more than 12 months) for periods up to 12 years to various shipping industry counterparties considered by Navios Holdings to have appropriate credit profiles. By doing this, Navios Holdings aims to lock in, subject to credit and operating risks, favorable forward cash flows which it believes will cushion it against unfavorable market conditions. In addition, Navios Holdings trades additional vessels taken in on shorter term charters of less than 12 months duration as well as voyage charters or COAs and forward freight agreements (“FFAs”).
          In 2008 and 2009, this policy had the effect of generating Time Charter Equivalents (“TCE”) that, while high by the average historical levels of the drybulk freight market over the last 30 years, were below those which could have been earned had the Navios Holdings’ fleet been operated purely on short-term and/or spot employment. In 2010 and during the first half of 2011, this chartering policy had the effect of generating TCE which were higher than spot employment.
          The average daily charter-in vessel cost for the Navios Holdings long-term charter-in fleet (excluding vessels, which are utilized to serve voyage charters or COAs) was $10,331 per day for the six month period ended June 30, 2011. The average long-term charter-in hire rate per vessel is included in the amount of long-term hire included elsewhere in this document and was computed by (a) multiplying (i) the daily charter-in rate for each vessel by (ii) the number of days the vessel is in operation for the year and (b) dividing such product by the total number of vessel days for the year. These rates exclude gains and losses from FFAs. Furthermore, Navios Holdings has the ability to increase its owned fleet through purchase options at favorable prices relative to the current market exercisable in the future.
          Navios Holdings believes that a decrease in global commodity demand from its current level, and the delivery of drybulk carrier new buildings into the world fleet, could have an adverse impact on future revenue and profitability. However, the operating cost advantage of Navios Holdings’ owned vessels and long-term chartered fleet, which is chartered-in at favorable rates, will continue to help mitigate the impact of the current decline in freight rates. A reduced freight rate environment may also have an adverse impact on the value of Navios Holdings’ owned fleet and any purchase options that are currently in the money. In reaction to a decline in freight rates, available ship financing has also been negatively impacted.
          Navios Holdings currently owns 63.8% of Navios Logistics. Navios Logistics owns and operates vessels, barges and push boats located mainly in Argentina, the largest bulk transfer and storage port facility in Uruguay, and an upriver liquid port facility located in Paraguay. Operating results for Navios Logistics are highly correlated to: (i) South American grain production and export, in particular Argentinean, Brazilian, Paraguayan, Uruguayan and Bolivian production and export; (ii) South American iron ore production and export, mainly from Brazil; and (iii) sales (and logistic services) of petroleum products in the Paraguayan market. Navios Holdings believes that the continuing development of these businesses will foster throughput growth and therefore increase revenues at Navios Logistics. Should this development be delayed, grain harvests be reduced, or the market experience an overall decrease in the demand for grain or iron ore, the operations in Navios Logistics would be adversely affected.

          From March 30, 2011, Navios Acquisition is accounted for under the equity method due to the Company’s significant influence over Navios Acquisition. Navios Acquisition owns a large fleet of modern crude oil, refined petroleum product and chemical tankers providing world-wide marine transportation services. Navios Acquisition’s strategy is to charter its vessels to international oil companies, refiners and large vessel operators under long, medium and short-term charters. Navios Acquisition is committed to providing quality transportation services and developing and maintaining long-term relationships with its customers. Navios Acquisition believes that the Navios brand will allow it to take advantage of increasing global environmental concerns that have created a demand in the petroleum products/crude oil seaborne transportation industry for vessels and operators that are able to conform to the stringent environmental standards currently being imposed throughout the world.
Factors Affecting Navios Holdings’ Results of Operations
          We believe the principal factors that will affect our future results of operations are the economic, regulatory, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which our vessels engage in business. Please read “Risk Factors” included in Navios Holdings’ 2010 annual report on Form 20-F filed with the Securities and Exchange Commission for a discussion of certain risks inherent in our business.
          Navios Holdings actively manages the risk in its operations by: (i) operating the vessels in its fleet in accordance with all applicable international standards of safety and technical ship management; (ii) enhancing vessel utilization and profitability through an appropriate mix of long-term charters complemented by spot charters (time charters for short term employment) and voyage charter or COAs; (iii) monitoring the financial impact of corporate exposure from both physical and FFAs transactions; (iv) monitoring market and counterparty credit risk limits; (v) adhering to risk management and operation policies and procedures; and (vi) requiring counterparty credit approvals.
          Navios Holdings believes that the important measures for analyzing trends in its results of operations consist of the following:
•	Market Exposure: Navios Holdings manages the size and composition of its fleet by chartering and owning vessels in order to adjust to anticipated changes in market rates. Navios Holdings aims to achieve an appropriate balance between owned vessels and long and short term chartered-in vessels and controls approximately 5.9 million dwt in drybulk tonnage. Navios Holdings’ options to extend the charter duration of vessels it has under long-term time charter (durations of over 12 months) and its purchase options on chartered vessels permit Navios Holdings to adjust the cost and the fleet size to correspond to market conditions.

•	Available days: Available days is the total number of days a vessel is controlled by a company less the aggregate number of days that the vessel is off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

•	Operating days: Operating days is the number of available days in a period less the aggregate number of days that the vessels are off-hire due to any reason, including lack of demand or unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

•	Fleet utilization: Fleet utilization is obtained by dividing the number of operating days during a period by the number of available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

•	TCE rates: TCE rates are defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period. The TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts, while charter hire rates for vessels on time charters generally are expressed in such amounts.

•	Equivalent vessels: Equivalent vessels data is the available days of the fleet divided by the number of the calendar days in the period.
Voyage and Time Charter
          Revenues are driven primarily by the number of vessels in the fleet, the number of days during which such vessels operate and the amount of daily charter hire rates that the vessels earn under charters, which, in turn, are affected by a number of factors, including:
•	the duration of the charters;

•	the level of spot market rates at the time of charters;

•	decisions relating to vessel acquisitions and disposals;

•	the amount of time spent positioning vessels;

•	the amount of time that vessels spend in drydock undergoing repairs and upgrades;

•	the age, condition and specifications of the vessels; and

•	the aggregate level of supply and demand in the drybulk shipping industry.
          Time charters are available for varying periods, ranging from a single trip (spot charter) to a long-term period which may be many years. In general, a long-term time charter assures the vessel owner of a consistent stream of revenue. Operating the vessel in the spot market affords the owner greater spot market opportunity, which may result in high rates when vessels are in high demand or low rates when vessel availability exceeds demand. Vessel charter rates are affected by world economics, international events, weather conditions, strikes, governmental policies, supply and demand, and many other factors that might be beyond the control of management.
          Consistent with industry practice, Navios Holdings uses TCE rates, which consist of revenue from vessels operating on time charters and voyage revenue less voyage expenses from vessels operating on voyage charters in the spot market, as a method of analyzing fluctuations between financial periods and as a method of equating revenue generated from a voyage charter to time charter revenue.
          TCE revenue also serves as an industry standard for measuring revenue and comparing results between geographical regions and among competitors.
          The cost to maintain and operate a vessel increases with the age of the vessel. Older vessels are less fuel efficient, cost more to insure and require upgrades from time to time to comply with new regulations. The average age of Navios Holdings’ owned core fleet is 5.3 years. However, as such fleet ages or if Navios Holdings expands its fleet by acquiring previously owned and older vessels, the cost per vessel would be expected to rise and, assuming all else, including rates, remains constant, vessel profitability would be expected to decrease.
Spot Charters, Contracts of Affreightment (COAs), and Forward Freight Agreements (FFAs)
          Navios Holdings enhances vessel utilization and profitability through a mix of voyage charters, short-term charter-out contracts, COAs and strategic backhaul cargo contracts.
          Navios Holdings enters into drybulk shipping FFAs as economic hedges relating to identifiable ship and/or cargo positions and as economic hedges of transactions the Company expects to carry out in the normal course of its shipping business. By utilizing certain derivative instruments, including drybulk shipping FFAs, the Company manages the financial risk associated with fluctuating market conditions. In entering into these contracts, the Company has assumed the risks relating to the possible inability of counterparties to meet the terms of their contracts.
          As of June 30, 2011 and December 31, 2010, none of Navios Holdings’ FFAs qualified for hedge accounting treatment. Drybulk FFAs traded by Navios Holdings that do not qualify for hedge accounting are shown at fair value in the balance sheet and changes in fair value are recorded in the statement of operations.
          FFAs cover periods generally ranging from one month to one year and are based on time charter rates or freight rates on specific quoted routes. FFAs are executed either over-the-counter, between two parties, or through NOS ASA, a Norwegian clearing house, and LCH, the London clearing house. FFAs are settled in cash monthly based on publicly quoted indices.
          NOS ASA and LCH call for both base and margin collaterals, which are funded by Navios Holdings, and which in turn substantially eliminates counterparty risk. Certain portions of these collateral funds may be restricted at any given time as determined by NOS ASA and LCH.
          At the end of each calendar quarter, the fair value of drybulk shipping FFAs traded over-the-counter are determined from an index published in London, United Kingdom and the fair value of those FFAs traded with NOS ASA and LCH are determined from the NOS ASA and LCH valuations accordingly. Navios Holdings has implemented specific procedures designed to respond to credit risk associated with over-the-counter trades, including the establishment of a list of approved counterparties and a credit committee which meets regularly.
Statement of Operations Breakdown by Segment
          Navios Holdings reports financial information and evaluates its operations by charter revenues and not by vessel type, length of ship employment, customers or type of charter. Navios Holdings does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management does not identify expenses, profitability or other financial information for these charters. The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different products and services. The Company has three reportable segments from which it derives its revenues: Drybulk Vessel Operations, Tanker Vessel Operations and Logistics Business. The Drybulk Vessel Operations business consists of transportation and handling of bulk cargoes through ownership, operation, and trading of vessels, freight, and FFAs. For Navios Holdings’ reporting purposes, Navios Logistics is considered as one reportable segment, the Logistics Business segment. The Logistics Business segment consists of our port terminal business, barge business and cabotage business in the Hidrovia region of South America. Following the formation of Navios Acquisition in 2010, the Company included an additional reportable segment, the Tanker Vessel Operations business, which consists of transportation and handling of liquid cargoes through ownership, operation, and trading of tanker vessels. Navios Holdings measures segment performance based on net income. From March 30, 2011, following the Navios Acquisition deconsolidation, this segment no longer exists as of June 30, 2011.
          For a more detailed discussion about Navios Logistics segment, refer to Exhibit 99.1 to this Form 6-K.

Period over Period Comparisons
          For the Three Month Period Ended June 30, 2011 compared to the Three Month Period Ended June 30, 2010
          The following table presents consolidated revenue and expense information for the three month periods ended June 30, 2011 and 2010. This information was derived from the unaudited condensed consolidated revenue and expense accounts of Navios Holdings for the respective periods.

	Three Month	Three Month
	Period Ended	Period Ended
	June 30, 2011	June 30, 2010
(Expressed in thousands of U.S. dollars)	(unaudited)	(unaudited)
Revenue	$165,353	$165,445
Time charter, voyage and port terminal expenses	(62,598)	(72,230)
Direct vessel expenses	(31,657)	(21,109)
General and administrative expenses	(13,911)	(11,351)
Depreciation and amortization	(24,397)	(22,366)
Interest income/expense and finance cost, net	(25,133)	(20,982)
Gain on derivatives	303	5,880
Gain on sale of assets	38,787	1,751
Gain on change in control	—	17,742
Other expense, net	(2,565)	(3,005)

Income before equity in net earnings of affiliated companies	44,182	39,775
Equity in net earnings of affiliated companies	7,731	8,172

Income before taxes	51,913	47,947
Income tax (expense)/benefit	(1,085)	133

Net income	50,828	48,080
Less: Net loss/(income) attributable to the noncontrolling interest	22	(1,571)

Net income attributable to Navios Holdings common stockholders	$50,850	$46,509

          Set forth below are selected historical and statistical data for Navios Holdings for each of the three month period ended June 30, 2011 and 2010 that the Company believes may be useful in better understanding the Company’s financial position and results of operations.

	Three Month Period Ended
	June 30,
	2011	2010
	(unaudited)	(unaudited)
FLEET DATA
Available days	4,129	3,915
Operating days	4,081	3,904
Fleet utilization	98.8%	99.7%
Equivalent vessels	45	43
AVERAGE DAILY RESULTS
Time Charter Equivalents	$23,681	$26,431
          During the three month period ended June 30, 2011, there were 214 more available days as compared to the same period of 2010 due to an increase of 541 available days of owned vessels mainly attributable to the delivery of the owned newbuilding vessels at various times during 2010 and first quarter of 2011. This increase was offset by a decrease in short and long term fleet available days by 31 days and 296 days, respectively. Navios Holdings can increase or decrease its fleet’s size by chartering-in vessels for long or short-term periods (less than one year).
          The average Time Charter Equivalent (“TCE”) rate for the three month period ended June 30, 2011 was $23,681 per day, $2,750 per day lower than the rate achieved in the same period of 2010. This was primarily due to the slowdown in the freight market resulting in lower charter-out daily rates in the second quarter of 2011 than those achieved in the second quarter of 2010.
          Revenue: Revenue from drybulk vessel operations for the three months ended June 30, 2011 was $110.7 million as compared to $113.8 million for the same period during 2010. The decrease in drybulk revenue was mainly attributable to (i) a decrease in short-term charter-in and long-term charter-in fleet available days by 30 days and 296 days, respectively, and (ii) a decrease in TCE per day by 10.4% to $23,681 per day in the second quarter of 2011 as compared to $26,431 per day in the same period of 2010. This decrease was partially offset by an increase in available days for owned vessels by 25.8% to 2,635 days in the second quarter of 2011 from 2,094 days in the same period of 2010.
          Revenue from the logistics business was $54.7 million for the three months ended June 30, 2011 as compared to $51.6 million for the same period of 2010. This increase was mainly attributable to (i) the delivery of the Jiujiang and the Stavroula in June and July 2010, respectively; and (ii) improved performance in the iron ore transportation. This increase was partially offset by a decrease in revenues from operations of its dry and liquid port.
          Following Navios Acquisition Share Exchange, and the deconsolidation of Navios Acquisition on March 30, 2011, there was no revenue from tanker vessel operations for the three months ended June 30, 2011. During the corresponding period of 2010, revenue from tanker vessel operations was below $0.1 million.
          Time Charter, Voyage and Port Terminal Expenses: Time charter, voyage and port terminal expenses decreased by $9.6 million or 13.3% to $62.6 million for the three month period ended June 30, 2011, as compared to $72.2 million for same period in 2010. This was primarily due to a decrease in the short-term and long-term fleet activity (as discussed above).
          Following Navios Acquisition Share Exchange, and the deconsolidation of Navios Acquisition on March 30, 2011 as a result thereof, there was no time charter, voyage and port terminal expenses from tanker vessel operations for the three months ended June 30, 2011. During the corresponding period of 2010, revenue from tanker vessel operations was below $0.1 million.
          Direct Vessel Expenses: Direct vessel expenses increased by $10.6 million or 50.2% to $31.7 million for the three month period ended June 30, 2011, as compared to $21.1 million for the same period in 2010. Direct vessel expenses include crew costs, provisions, deck and engine stores, lubricating oils, insurance premiums and costs for maintenance and repairs. Of the total amounts for the three month period ended June 30, 2011 and 2010, $18.9 million and $11.5 million, respectively, related to Navios Logistics, mainly due to additional operating expenses generated by the new vessels under capital leases, the Jiujiang and the Stavroula, and the increase in crew costs, spares and maintenance.
          The drybulk direct vessel expenses increased by $3.1 million or 32.0% to $12.8 million for the three month period ended June 30, 2011, as compared to $9.7 million for same period in 2010. The increase resulted primarily from the increase in available days for owned vessels from 2,094 days during 2010 to 2,635 days during 2011 following (i) the delivery of owned vessels at various times during 2010 and first quarter of 2011; and (ii) the increase in crew costs, spares and lubricating oils.
          Following Navios Acquisition Share Exchange, and the deconsolidation of Navios Acquisition on March 30, 2011 as a result thereof, there were no direct vessel expenses from tanker vessel operations for the three months ended June 30, 2011. During the corresponding period of 2010, direct vessel expenses were below $0.1 million.
          General and Administrative Expenses: General and administrative expenses of Navios Holdings are composed of the following:

	Three Month Period	Three Month Period
	Ended	Ended
	June 30, 2011	June 30, 2010
(Expressed in thousands of U.S. dollars)	(unaudited)	(unaudited)
Payroll and related costs(1)	$6,117	$3,893
Professional, legal and audit fees(1)	1,421	1,143
Navios Acquisition	—	86
Navios Logistics	3,969	2,409
Other(1)	104	855

Sub-total	11,611	8,386

Credit risk insurance(1)	2,300	2,965

General and administrative expenses	$13,911	$11,351

(1)	Excludes the logistics business and tanker vessels business, which are reflected in the line items for Navios Logistics and Navios Acquisition.
          The increase in general and administrative expenses by $2.6 million or 23.0% to $13.9 million for the three month period ended June 30, 2011, as compared to $11.3 million for the same period of 2010, was mainly attributable to (a) a $2.2 million increase in payroll and other related costs; (b) a $0.3 million increase in professional, legal and audit fees; and (c) a $1.6 million increase in general and administrative expenses attributable to the logistics business. This increase was partially offset by (a) a $0.7 million decrease in credit risk insurance; and (b) a $0.8 million decrease in other general and administrative expenses.
          Depreciation and Amortization: For the three month period ended June 30, 2011, depreciation and amortization increased by $2.0 million or 8.9% to $24.4 million, as compared to $22.4 million for the same period in 2010. The increase was primarily due to an increase in depreciation of drybulk vessels by $2.7 million due to the increase of vessels in the owned fleet. This increase was mitigated by a $0.7 million decrease in depreciation and amortization in the logistics business.
          Following Navios Acquisition Share Exchange, and the deconsolidation of Navios Acquisition on March 30, 2011 as a result thereof, there was no depreciation and amortization expense from tanker vessel operations for the three months ended June 30, 2011. During the corresponding period of 2010, depreciation and amortization expense was below $0.1 million.
          Interest Income/Expense and Finance Cost, Net: Interest income/expense and finance cost, net for the three month period ended June 30, 2011 increased by $4.1 million or 19.5% to $25.1 million, as compared to $21.0 million in the same period of 2010. This increase was mainly due to (a) a $4.0 million increase in interest expense and finance cost, net attributable to Navios Logistics following the issuance of $200.0 million senior notes in April 2011; and (b) a $0.3 million increase in interest expense attributable to the increase of the average outstanding loan balances from $501.6 million in the second quarter of 2010 to $529.6 million in the same period of 2011 (excluding drawings relating to facilities for the construction of the newbuilding vessels). This increase was partially offset by a decrease in amortization of financing costs by $0.1 million.
          Gain on Derivatives: Gain on derivatives decreased by $5.6 million to $0.3 million during the three month period ended June 30, 2011, as compared to $5.9 million for the same period in 2010. There is no gain on derivatives relating to the logistics business and tanker vessel operations. Navios Holdings records the change in the fair value of derivatives at each balance sheet date. The FFA market has experienced significant volatility in the past few years and, accordingly, recognition of the changes in the fair value of FFAs has, and can, cause significant volatility in earnings. The extent of the impact on earnings is dependent on two factors: market conditions and Navios Holdings’ net position in the market. Market conditions were volatile in both periods. As an indicator of volatility, selected Baltic Exchange Panamax time charter average rates are shown below.

	Baltic
	Exchange’s
	Panamax Time
	Charter
	Average Index
April 26, 2011	$10,928	(a)
June 15, 2011	$15,867	(b)
June 30, 2011	$12,823	(*)
June 24, 2010	$23,944	(c)
June 2, 2010	$59,324	(d)
June 30, 2010	$24,239	(*)

(a)	Low for Q2 — 2011

(b)	High for Q2 — 2011

(c)	Low for Q2 — 2010

(d)	High for Q2 — 2010

(*)	End of period rate
          Gain on Sale of Assets: The gain on sale of assets for the three month period ended June 30, 2011 was $38.8 million which resulted from the sale of the Navios Luz and the Navios Orbiter to Navios Partners on May 19, 2011 for a total consideration of $130.0 million, of which $120.0 million was paid in cash and $10.0 million was paid in newly issued common units of Navios Partners. During the same period in 2010, a gain of $1.8 million resulted from the sale of the Navios Pollux to Navios Partners on May 21, 2010 for $110.0 million in cash.
          Gain on Change in Control: There was no gain on change in control for the three month period ended June 30, 2011. The gain on change in control for the three month period ended June 30, 2010 was $17.7 million in connection with Navios Acquisition. Upon obtaining control of Navios Acquisition, the investment in common shares and the investment in warrants were remeasured to fair value, resulting in a gain of $17.7 million and noncontrolling interest (the number of shares not controlled by the Company) was recognized at fair value (the public share price as of May 28, 2010 of $6.56) amounting to $60.6 million.
          Other Expense, Net: Other expense, net decreased by $0.4 million or 13.3% to $2.6 million for the three month period ended June

30, 2011, as compared to $3.0 million for the same period in 2010. This decrease was mainly due to a decrease of $2.0 million in other expenses, net of Navios Logistics due to the recognition of income from insurance claims and a lower provision for bad debts in comparison to the same period of 2010. This decrease in other expenses was partially offset by (a) a $0.3 million decrease in interest income from finance leases; and (b) a $1.3 million increase in net miscellaneous expenses.
          Following Navios Acquisition Share Exchange, and the deconsolidation of Navios Acquisition on March 30, 2011 as a result thereof, there was no other expense, net from tanker vessel operations for the three months ended June 30, 2011. For the same period in 2010, other expense, net was zero.
          Equity in Net Earnings of Affiliated Companies: Equity in net earnings of affiliated companies decreased by $0.5 million or 6.1% to $7.7 million for the three month period ended June 30, 2011, as compared to $8.2 million for the same period in 2010. This decrease was mainly due to a $0.9 million decrease in investment income, which was mainly due to a $1.1 million negative contribution under the equity method relating to Navios Acquisition during the three month period ended June 30, 2011 mitigated by a $0.2 million positive contribution relating to Navios Partners. The overall variance of $0.9 million was mitigated by a $0.4 million increase in the amortization of deferred gain, as described in more detail below. The Company recognizes the gain from the sale of vessels to Navios Partners immediately in earnings only to the extent of the interest in Navios Partners owned by third parties and defers recognition of the gain to the extent of its own ownership interest in Navios Partners (the “deferred gain”) (see also “Related Party Transactions”). Subsequently, the deferred gain is amortized to income over the remaining useful life of the vessel. The recognition of the deferred gain is accelerated in the event that (i) the vessel is subsequently sold or otherwise disposed of by Navios Partners or (ii) the Company’s ownership interest in Navios Partners is reduced.
          Income Tax (Expense)/Benefit: Income taxes increased by $1.2 million to a loss of $1.1 million for the three month period ended June 30, 2011, as compared to a gain of $0.1 million for the same period in 2010. The main reason was the $1.2 million increase in loss from income taxes relating to Navios Logistics.
          Net Loss/(Income) Attributable to the Non-controlling Interest: Net income attributable to noncontrolling interests decreased by $1.6 million to $0 for the three month period ended June 30, 2011, as compared to $1.6 million for the same period in 2010. This decrease in income attributable to the noncontrolling interest was attributable to Navios Logistics.
          For the Six Month Period Ended June 30, 2011 compared to the Six Month Period Ended June 30, 2010
          The following table presents consolidated revenue and expense information for the six month periods ended June 30, 2011 and 2010. This information was derived from the unaudited consolidated revenue and expense accounts of Navios Holdings for the respective periods.

	Six Month	Six Month
	Period Ended	Period Ended
	June 30, 2011	June 30, 2010
(Expressed in thousands of U.S. dollars)	(unaudited)	(unaudited)
Revenue	$347,125	$319,814
Time charter, voyage and port terminal expenses	(121,712)	(148,731)
Direct vessel expenses	(65,675)	(41,153)
General and administrative expenses	(26,685)	(23,544)
Depreciation and amortization	(57,718)	(47,307)
Interest income/expense and finance cost, net	(54,570)	(42,391)
(Loss)/gain on derivatives	(82)	4,042
Gain on sale of assets	38,787	26,134
(Loss)/gain on change in control	(35,325)	17,742
Loss on bond extinguishment	(21,199)	—
Other expense, net	(3,540)	(6,804)

(Loss)/income before equity in net earnings of affiliated companies	(594)	57,802
Equity in net earnings of affiliated companies	14,746	19,756

Income before taxes	14,152	77,558
Income tax (expense)/benefit	(181)	901

Net income	13,971	78,459
Less: Net income attributable to the noncontrolling interest	(1,251)	(649)
Preferred stock dividends of subsidiary	(27)	—
Add: Preferred stock dividends attributable to the noncontrolling interest	12	—

Net income attributable to Navios Holdings common stockholders	$12,705	$77,810

     Set forth below are selected historical and statistical data for Navios Holdings for each of the six month periods ended June 30, 2011 and 2010 that the Company believes may be useful in better understanding the Company’s financial position and results of operations.

	Six Month Period Ended
	June 30,
	2011	2010
	(unaudited)	(unaudited)
FLEET DATA
Available days	8,111	8,108
Operating days	8,008	8,088
Fleet utilization	98.7%	99.8%
Equivalent vessels	45	45
AVERAGE DAILY RESULTS
Time Charter Equivalents	$24,143	$25,424
     During the six month period ended June 30, 2011, there were three more available days as compared to the same period of 2010 mainly due to an increase of 947 available days of owned vessels following the delivery of owned newbuilding vessels. That was offset by a decrease in short-term and long-term fleet available days by 204 days and 740 days, respectively. Navios Holdings can increase or decrease its fleet’s size by chartering-in vessels for long-term or short-term periods (less than one year).
     The average TCE rate for the six month period ended June 30, 2011 was $24,143 per day, $1,281 per day lower than the rate achieved in the same period of 2010. This was primarily due to the slowdown in the freight market resulting in lower charter-out daily rates in the first half of 2011 than those achieved in the same period of 2010.
     Revenue: Revenue from drybulk vessel operations for the six months ended June 30, 2011 was $222.9 million as compared to $232.0 million for the same period during 2010. The decrease in drybulk revenue was mainly attributable to (i) a decrease in short-term charter-in and long-term charter-in fleet available days by 205 days and 740 days, respectively, and (ii) a decrease in TCE per day by 5.0% to $24,143 per day in the first half of 2011 as compared to $25,424 per day in the same period of 2010. This decrease was partially offset by an increase in available days for owned vessels by 22.5% to 5,159 days in the first half of 2011 from 4,212 days in the same period of 2010.
     Revenue from the logistics business was $99.1 million for the six months ended June 30, 2011 as compared to $87.8 million during the same period of 2010. This increase was mainly attributable to: (i) the delivery of the Jiujiang and the Stavroula in June and July 2010, respectively; and (ii) improved performance due to the increase in iron ore transportation. This increase was partially offset by a decrease in operations of its dry and liquid port.
     Revenue from tanker vessel operations for the six month period ended June 30, 2011 was $25.1 million. Following the delivery of a chemical tanker, the Nave Polaris, on January 27, 2011, Navios Acquisition had 874 available days and a TCE rate of $29,558. During the corresponding period of 2010, revenue from tanker vessel operations was below $0.1 million.
     Time Charter, Voyage and Port Terminal Expenses: Time charter, voyage and port terminal expenses decreased by $27.0 million or 18.2% to $121.7 million for the six month period ended June 30, 2011, as compared to $148.7 million for same period in 2010. This was primarily due to a decrease in the short-term and long-term fleet activity (as discussed above).
     Time charter, voyage and port terminal expenses from tanker vessel operations for the six months ended June 30, 2011 was $0.4 million. During the corresponding period of 2010, there were no time charter, voyage and port terminal expenses from tanker vessel operations.
     Direct Vessel Expenses: Direct vessel expenses increased by $24.5 million or 59.5% to $65.7 million for the six month period ended June 30, 2011, as compared to $41.2 million for the same period in 2010. Direct vessel expenses include crew costs, provisions, deck and engine stores, lubricating oils, insurance premiums and costs for maintenance and repairs. Of the total amounts for the six month period ended June 30, 2011 and 2010, $33.4 million and $22.2 million, respectively, related to Navios Logistics. This increase was mainly due to additional operating expenses generated by the new vessels under capital leases, the Jiujiang and the Stavroula, and the increase in crew costs, spares and maintenance.
     The drybulk direct vessel expenses increased by $5.8 million or 30.7% to $24.7 million for the six month period ended June 30, 2011, as compared to $18.9 million for same period in 2010. The increase resulted primarily from the increase in available days for owned vessels from 4,212 days in the first half of 2010 to 5,159 days in the same period of 2011 following (i) the delivery of owned vessels at various times during 2010 and first quarter of 2011; and (ii) the increase in crew costs, spares and lubricating oils.
     The tanker direct vessel expenses were $7.6 million for the six month period ended June 30, 2011. For the six month period ended June 30, 2010 the tanker direct vessel expenses were below $0.1 million.

     General and Administrative Expenses: General and administrative expenses of Navios Holdings are composed of the following:

	Six Month Period	Six Month Period
	Ended	Ended
	June 30, 2011	June 30, 2010
(Expressed in thousands of U.S. dollars)	(unaudited)	(unaudited)
Payroll and related costs(1)	$11,423	$8,085
Professional, legal and audit fees(1)	2,665	2,447
Navios Acquisition	1,025	86
Navios Logistics	6,796	5,806
Other(1)	418	1,495

Sub-total	22,327	17,919

Credit risk insurance (1)	4,358	5,625

General and administrative expenses	$26,685	$23,544

(1)	Excludes the logistics business and tanker vessels business, which are reflected in the line items for Navios Logistics and Navios Acquisition.
     The increase in general and administrative expenses by $3.2 million or 13.6% to $26.7 million for the six month period ended June 30, 2011, as compared to $23.5 million for the same period of 2010, was mainly attributable to (a) a $3.3 million increase in payroll and other related costs; (b) a $0.3 million increase in professional, legal and audit fees; (c) a $1.0 million increase in general and administrative expenses attributable to Navios Acquisition; and (d) a $1.0 million increase in general and administrative expenses attributable to the logistics business. This increase was partially offset by (a) a $1.3 million decrease in credit risk insurance; and (b) a $1.1 million decrease in other general and administrative expenses.
     Depreciation and Amortization: For the six month period ended June 30, 2011, depreciation and amortization increased by $10.4 million or 22.0% to $57.7 million, as compared to $47.3 million for the same period in 2010. The increase was primarily due to (a) an increase in depreciation of drybulk vessels by $4.6 million due to the increase of the owned fleet vessels; and (b) an increase of $8.0 million attributable to Navios Acquisition. This increase was mitigated by (a) a $0.3 million decrease in logistics business and (b) a decrease of $1.9 million in amortization of favorable and unfavorable leases.
     Interest Income/Expense and Finance Cost, Net: Interest income/expense and finance cost, net for the six month period ended June 30, 2011 increased by $12.2 million or 28.8% to $54.6 million, as compared to $42.4 million in the same period of 2010. This increase was due to (a) a $4.1 million increase in interest expense and finance cost, net attributable to Navios Logistics mainly following the issuance of $200.0 million of senior notes in April 2011; (b) interest expense and finance cost, net attributable to Navios Acquisition amounting to $8.3 million; (c) a $0.4 million increase in interest expense due to the increase of the average outstanding loan balances from $441.0 million in the first half of 2010 to $523.8 million in the same period of 2011 (excluding drawings relating to facilities for the construction of the Capesize vessels) and (d) a $0.1 million decrease in interest income. This increase was partially offset by (a) a decrease in amortization of financing costs by $0.7 million and (b) a decrease in average LIBOR rate to 0.29% for the six month period ended June 30, 2011 as compared to 0.34% for the same period in 2010.
     (Loss)/Gain on Derivatives: Gain on derivatives decreased by $4.1 million to a loss of $0.1 million during the six month period ended June 30, 2011, as compared to a gain of $4.0 million for the same period in 2010. Navios Holdings records the change in the fair value of derivatives at each balance sheet date. The FFA market has experienced significant volatility in the past few years and, accordingly, recognition of the changes in the fair value of FFAs has, and can, cause significant volatility in earnings. The extent of the impact on earnings is dependent on two factors: market conditions and Navios Holdings’ net position in the market. Market conditions were volatile in both periods. As an indicator of volatility, selected Baltic Exchange Panamax time charter average rates are shown below.

	Baltic
	Exchange’s
	Panamax Time
	Charter
	Average Index
February 2, 2011	$10,372	(a)
March 3, 2011	$17,115	(b)
June 30, 2011	$12,823	(*)

	Baltic
	Exchange’s
	Panamax Time
	Charter
	Average Index
June 24, 2010	$23,944	(c)
June 2, 2010	$59,324	(d)
June 30, 2010	$24,239	(*)

(a)	Low for six months — 2011

(b)	High for six months — 2011

(c)	Low for six months — 2010

(d)	High for six months — 2010

(*)	End of period rate
     Gain on Sale of Assets: The gain on sale of assets for the six month period ended June 30, 2011 was $38.8 million, which resulted from the sale of the Navios Luz and the Navios Orbiter to Navios Partners on May 19, 2011 for a total consideration of $130.0 million, of which $120.0 million was paid in cash and $10.0 million was paid in newly issued common units of Navios Partners. During the same period in 2010, the gain on sale of assets was $26.1 million resulting from (a) a gain of $23.8 million from the sale of the Navios Hyperion, (b) a gain of $0.6 million from the sale of the Navios Aurora II and (c) a gain of $1.7 from the sale of the Navios Pollux to Navios Partners on January 8, 2010, March 18, 2010 and May 21, 2010, respectively.
     Gain/(Loss) on Change in Control: On March 30, 2011, Navios Holdings completed the Navios Acquisition Share Exchange whereby Navios Holdings exchanged 7,676,000 shares of Navios Acquisition’s common stock it held for non-voting Series C preferred stock of Navios Acquisition pursuant to an Exchange Agreement entered into on March 30, 2011 between Navios Acquisition and Navios Holdings. From that date onwards, Navios Acquisition is considered as an affiliate entity of Navios Holdings and is not a controlled subsidiary of the Company, and the investment in Navios Acquisition is now accounted for under the equity method due to the Company’s significant influence over Navios Acquisition. Navios Acquisition will be accounted for under the equity method of accounting based on Navios Holdings’ 53.7% economic interest in Navios Acquisition, since the preferred shares are considered in substance common stock from an accounting perspective. On March 30, 2011, based on the equity method, the Company recorded an investment in Navios Acquisition of $103.3 million, which represents the fair value of the common stock and Series C preferred stock that was held by Navios Holdings on such date. On March 30, 2011, the Company accounted a loss on change in control of $35.3 million, which is equal to the fair value of the Company’s investment in Navios Acquisition of $103.3 million less the Company’s portion of Navios Acquisition’s net assets on March 30, 2011.
     During the same period of 2010, the gain on change in control for the six month period ended June 30, 2010 was $17.7 million in connection with Navios Acquisition. Upon obtaining control of Navios Acquisition, the investment in common shares and the investment in warrants were remeasured to fair value, resulting in a gain of $17.7 million and noncontrolling interest (the number of shares not controlled by the Company) was recognized at fair value, (the public share price as of May 28, 2010 of $6.56), amounting to $60.6 million.
     Loss on Bond Extinguishment: In December 2006, the Company issued $300.0 million in senior notes at a fixed rate of 9.5% due on December 15, 2014 (“2014 Notes”). On January 28, 2011, Navios Holdings completed the sale of $350.0 million of 8.125% Senior Notes due 2019 (the “2019 Notes”). The net proceeds from the sale of the 2019 Notes were used to redeem all of the 2014 Notes and pay related transaction fees and expenses and for general corporate purposes. As a result of such transaction, we recorded expenses from bond extinguishment of $21.2 million.
     Other Expense, Net: Other expense, net decreased by $3.3 million or 48.5% to $3.5 million for the six month period ended June 30, 2011, as compared to $6.8 million for the same period in 2010. This decrease was mainly due to (a) a $2.0 million decrease in net miscellaneous expenses due to decrease in provision for bad debts; and (b) a decrease of $2.0 million in other expenses, net of Navios Logistics mainly due to the recognition of income from insurance claims and a lower provision for bad debts in comparison to the same period of 2010. This decrease was partially offset by a $0.7 million decrease in interest income from finance leases.
     Other expense, net from tanker vessel operations for the six month period ended June 30, 2011 and 2010 was less than $0.1 million and $0, respectively.
     Equity in Net Earnings of Affiliated Companies: Equity in net earnings of affiliated companies decreased by $5.0 million or 25.3% to $14.8 million for the six month period ended June 30, 2011, as compared to $19.8 million equity in earnings for the same period in 2010. This decrease was mainly due to (a) a $0.6 million decrease in investment income, which was mainly due to a $0.8 million negative contribution under the equity method relating to Navios Acquisition during the six month period ended June 30, 2011, mitigated by a $0.2 million positive contribution relating to Navios Partners; and (b) a $4.4 million decrease in the amortization of deferred gain. The Company recognizes the gain from the sale of vessels to Navios Partners immediately in earnings only to the extent of the interest in Navios Partners owned by third parties and defers recognition of the gain to the extent of its own ownership interest in Navios Partners (the “deferred gain”) (see also “Related Party Transactions”). Subsequently, the deferred gain is amortized to income over the remaining useful life of the vessel. The recognition of the deferred gain is accelerated in the event that (i) the vessel is subsequently sold or otherwise disposed of by Navios Partners or (ii) the Company’s ownership interest in Navios Partners is reduced.

     Income Tax (Expense)/Benefit: Income taxes increased by $1.1 million to a loss of $0.2 million for the six month period ended June 30, 2011, as compared to a gain of $0.9 million for the same period in 2010. The main reason was the $1.1 million increase in loss from income taxes relating to Navios Logistics.
     Net Income Attributable to the Noncontrolling Interest: Net income attributable to the noncontroling interest increased by $0.6 million or 46.2% to $1.3 million for the six month period ended June 30, 2011, as compared to $0.7 million for the same period in 2010. This increase in income attributable to the noncontrolling interest was attributable to Navios Logistics.
Liquidity and Capital Resources
     Navios Holdings has historically financed its capital requirements with cash flows from operations, equity contributions from stockholders and credit facilities and other debt financings. Main uses of funds have been capital expenditures for the acquisition of new vessels, new construction and upgrades at the port terminals, expenditures incurred in connection with ensuring that the owned vessels comply with international and regulatory standards, repayments of credit facilities and payments of dividends. Navios Holdings anticipates that cash on hand, internally generated cash flows and borrowings under the existing credit facilities will be sufficient to fund the operations of the fleet and the logistics business, including working capital requirements. However, see “Exercise of Vessel Purchase Options”, “Working Capital Position” and “Long-term Debt Obligations and Credit Arrangements” for further discussion of Navios Holdings’ working capital position.
     In November 2008, the Board of Directors approved a share repurchase program for up to $25.0 million of Navios Holdings’ common stock. Share repurchases are made pursuant to a program adopted under Rule 10b5-1 under the Exchange Act. The program does not require any minimum purchase or any specific number or amount of shares and may be suspended or reinstated at any time in Navios Holdings’ discretion and without notice. Repurchases are subject to restrictions under the terms of the Company’s credit facilities and indentures. There were no shares repurchased during the six month period ended June 30, 2011 and for the year ended December 31, 2010.
     The following table presents cash flow information derived from the unaudited consolidated statements of cash flows of Navios Holdings for the six month periods ended June 30, 2011 and 2010.

	Six Month Period	Six Month Period
	Ended June 30,	Ended June 30,
	2011	2010
(Expressed in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net cash provided by operating activities	$73,152	$54,929
Net cash used in investing activities	(46,531)	(132,964)
Net cash provided by financing activities	108,323	126,154

Increase in cash and cash equivalents	134,944	48,119
Cash and cash equivalents, beginning of the period	207,410	173,933

Cash and cash equivalents, end of period	$342,354	$222,052

     Cash provided by operating activities for the six month period ended June 30, 2011 as compared to the cash provided by for the six month period ended June 30, 2010:
     Net cash provided by operating activities increased by $18.3 million to $73.2 million for the six month period ended June 30, 2011, as compared to $54.9 million for the same period of 2010. In determining net cash provided by operating activities, net income is adjusted for the effects of certain non-cash items including depreciation and amortization and unrealized gains and losses on derivatives.
     The aggregate adjustments to reconcile net income to net cash provided by operating activities was a $72.8 million gain for the six month period ended June 30, 2011, which consisted mainly of the following adjustments: $57.7 million of depreciation and amortization, $2.4 million of amortization of deferred drydock expenses, $3.2 million of amortization of deferred finance fees, $5.6 million of expenses from bond extinguishment, $2.0 million relating to share-based compensation, a $35.3 million loss on change in control, a $5.4 million movement in earnings in affiliates net of dividends received and a $0.2 increase in loss from income taxes. These adjustments were partially offset by a $0.3 million of unrealized gains on FFAs and $38.8 million from gain on the sale of the Navios Luz and the Navios Orbiter to Navios Partners.
     The negative change in operating assets and liabilities of $13.6 million for the six month period ended June 30, 2011 resulted from a $25.4 million increase in accounts receivable, a $0.9 million increase in prepaid expenses and other current assets, a $19.2 million increase in amounts due from affiliates, a $4.8 million decrease in accounts payable, a $2.1 million decrease in other long-term liabilities and $5.0 million in payments for drydock and special survey costs. These were partially offset by a $0.4 million decrease in restricted cash, a

$33.1 million increase in accrued expenses, a $5.8 million increase in deferred income, a $4.3 million decrease in other long-term assets, and a $0.2 million increase in derivative accounts.
     The aggregate adjustments to reconcile net income to net cash provided by operating activities was a $19.1 million increase for the six month period ended June 30, 2010, which consisted mainly of the following adjustments: $47.3 million of depreciation and amortization, $1.2 million of amortization of deferred drydock expenses, $3.1 million of amortization of deferred finance fees, a $5.4 million provision for losses on accounts receivable, $10.2 million of unrealized losses on FFAs, $1.2 million relating to share-based compensation and a $2.0 million movement in earnings in affiliates net of dividends received. These adjustments were partially offset by $5.9 million of unrealized gain on Navios Acquisition warrants, a $17.7 million gain on fair value investment of Navios Acquisition, $0.7 million of unrealized gain on interest rate swaps, $26.1 million from the sales of the Navios Hyperion, the Navios Aurora II and the Navios Pollux to Navios Partners and a $0.9 million movement in income taxes.
     The negative change in operating assets and liabilities of $42.6 million for the six month period ended June 30, 2010 resulted from a $0.8 million increase in accounts receivable, a $3.4 million increase in restricted cash, a $3.7 million increase in prepaid expenses and other assets, a $9.9 million increase in due from affiliates, a $1.8 million increase of interest payments, a $6.7 million relating to payments for drydock and special survey costs, a $17.6 million decrease in accounts payable and a $8.6 million decrease in other long term liabilities. The negative change was offset by a $3.6 million increase in accrued expenses, a $2.4 million increase in deferred income, a $2.9 million increase in derivative accounts and a $1.0 million decrease in other long-term assets.
     Cash used in investing activities for the six month period ended June 30, 2011 as compared to the cash used in for the six month period ended June 30, 2010:
     Cash used in investing activities decreased by $86.5 million to $46.5 million for the six month period ended June 30, 2011, as compared to $133.0 million for the same period in 2010.
     Cash used in investing activities for the six months ended June 30, 2011 was the result of: (a) a $72.4 million decrease due to the Navios Acquisition deconsolidation; (b) $3.0 million of deposits for acquisitions of tanker vessels under construction; (c) $1.0 million of deposits for the acquisition of Navios Logistics’ floating drydock; (d) $0.5 million of deposits for the acquisition of a newbuilding bulk carrier scheduled to be delivered in the second quarter of 2012; (e) $51.5 million paid for the acquisition of the vessels Navios Azimuth, Navios Altamira and Navios Astra, and $4.5 million paid for the delivery of the Nave Polaris on January 27, 2011; (f) $2.1 million in payments relating to the acquisition of General Partner units following offerings by Navios Partners; and (g) the purchase of other fixed assets amounting to $32.3 million mainly relating to Navios Logistics. The above was partially offset by (a) $120.0 million of proceeds from the sale of the Navios Luz and the Navios Orbiter to Navios Partners on May 19, 2011 and (b) a $0.8 million decrease in restricted cash.
     Cash used in investing activities for the six months ended June 30, 2010 was $133.0 million and was the result of (a) $293.1 million for the deposits for the acquisitions of Capesize vessels under construction and $1.5 million for the deposits for the acquisitions of tanker vessels under construction of Navios Acquisition, (b) a $67.3 million movement in Navios Holdings’ cash which had been kept in a pledged account and released to the Company subject to nominations of substitute vessels agreed to by the bank, (c) the amounts paid for the acquisition of the Navios Vector amounting to $30.5 million including any additional expenses incurred from the vessel’s purchase and $39.3 million paid relating to the acquisition of the Colin Jacob from Navios Acquisition, (d) the purchase from Navios Holdings of 6,337,551 shares of Navios Acquisition common stock for $63.2 million in open market purchases; (e) the purchase of other fixed assets amounting to $5.0 million mainly relating to Navios Logistics and (f) $3.6 million in payments relating to acquisition of General Partner units following offerings by Navios Partners. The above was offset by (a) proceeds of $63.0 million, $90.0 million, $110.0 million from the sale of the Navios Hyperion, the Navios Aurora II and the Navios Pollux, respectively, to Navios Partners, (b) net proceeds of $40.8 million from the transfer of assets and liabilities of Navios Holdings to Navios Acquisition in exchange for a cash consideration, which was released from Navios Acquisition trust account, (c) $0.3 million received in connection with the capital lease receivable and (d) proceeds of $66.4 million, which represent assumed cash of Navios Acquisition as of the de-SPAC-ing.
     Cash provided by financing activities for the six month period ended June 30, 2011 as compared to the cash provided by for the six month period ended June 30, 2010:
     Cash provided by financing activities decreased by $17.9 million to $108.3 million for the six month period ended June 30, 2011, as compared to $126.2 million for the same period of 2010.
     Cash provided by financing activities for the six month period ended June 30, 2011 was the result of (a) $54.6 million of loan proceeds (net of relating finance fees $0.7 million) in connection with (i) $51.6 million of Navios Holdings’ loan proceeds for financing the acquisition of the Navios Azimuth, the Navios Altamira and the Navios Astra (net of relating finance fees of $0.3 million), and (ii) $3.0 million of Navios Acquisition’s loan proceeds (net of relating finance fees of $0.4 million); (b) 0.4 million of proceeds from the exercise of options to purchase common stock; (c) $341.0 million of net proceeds from the sale of the 2019 Notes; and (d) $193.3 million net proceeds from the sale of 9.25% senior notes due 2019 of Navios Logistics. This was partially offset by: (a) the repayment of the 2014 Notes with the proceeds of the sale of the 2019 Notes; (b) $165.8 million of installment payments made in connection with Navios Holdings’ outstanding indebtedness (including Navios Acquisition and Navios Logistics); (c) a $0.4 million increase in restricted cash relating to loan repayments; (d) $0.6 million relating to payments for capital lease obligations; and (e) $14.2 million of dividends paid to the Company’s shareholders.

     Cash provided by in financing activities for the six months ended June 30, 2010 was the result of (a) 205.0 million of Navios Holdings’ loan proceeds (net of relating finance fees of $1.0 million) in connection with (i) the drawdown of $9.3 million from the loan facility with Marfin Egnatia Bank, (ii) the drawdown of $14.8 million from Emporiki Bank to finance the purchase of the Navios Antares, (iii) the drawdown of $27.0 million from Commerzbank for the construction of two Capesize vessels, (iv) the drawdown of $21.6 million from the revolver facility with HSH Nordbank and Commerzbank A.G., (v) $0.3 million of loan proceeds relating to the logistics business and (vi) $133.0 million of assumed loans of Navios Acquisition as of the de-SPAC-ing, (b) $23.8 million of Navios Acquisition loan proceeds (net of relating finance fees of $2.2 million for all new loans signed for tanker vessels) in connection with the drawdown of $26.0 million for the acquisition of the Colin Jacob, and (c) $0.3 million of proceeds from the issuance of common shares. This was partially offset by (a) $13.5 million of dividends paid in the six months ended June 30, 2010, (b) $86.7 million of installment payments made in connection with Navios Holdings’ outstanding indebtedness, (c) $0.5 million of contributions to non-controlling shareholders relating to the logistics business and (d) a $2.2 million increase in restricted cash required under the amendment in one of its facility agreements.
     Adjusted EBITDA: EBITDA represents net income plus interest and finance costs, taxes, plus depreciation and amortization and income taxes, if any, unless otherwise stated. Adjusted EBITDA in this document represents EBITDA before stock based compensation. Navios Holdings uses Adjusted EBITDA because Navios Holdings believes that Adjusted EBITDA is a basis upon which liquidity can be assessed and presents useful information to investors regarding Navios Holdings’ ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. Navios Holdings also believes that Adjusted EBITDA is used: (i) by prospective and current lessors as well as potential lenders to evaluate potential transactions; and (ii) to evaluate and price potential acquisition candidates.
     Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for the analysis of Navios Holdings’ results as reported under U.S. GAAP. Some of these limitations are: (i) Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future. Adjusted EBITDA does not reflect any cash requirements for such capital expenditures. Because of these limitations, Adjusted EBITDA should not be considered as a principal indicator of Navios Holdings’ performance. Furthermore, our calculation of Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.
Adjusted EBITDA Reconciliation to Cash from Operations

	Three Months Ended
	June 30, 2011	June 30,2010
(Expressed in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net cash provided by operating activities	$18,219	$29,215
Net increase in operating assets	29,757	7,794
Net (increase)/decrease in operating liabilities	(3,768)	12,300
Net interest cost	25,133	20,982
Deferred finance charges	(1,895)	(1,496)
Provision for gains/(losses) on accounts receivable	(112)	(1,372)
Unrealized loss on FFA derivatives, warrants and interest rate swaps and expenses related to bond extinguishment	532	1,933
Earnings in affiliates, net of dividends received	(4,099)	(1,353)
Payments for drydock and special survey	1,114	5,066
Noncontrolling interest	22	(1,571)
Gain on change in control	—	17,742
Gain on sale of assets	38,787	1,751
Adjusted EBITDA	$103,690	$90,991

	Six Months Ended
	June 30, 2011	June 30, 2010
(Expressed in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net cash provided by operating activities	$73,152	$54,929
Net increase in operating assets	40,783	18,613
Net (increase)/decrease in operating liabilities	(32,142)	17,238
Net interest cost	54,570	42,391
Deferred finance charges	(3,226)	(3,110)
Provision for losses on accounts receivable	3	(5,438)
Unrealized loss on FFA derivatives, warrants and interest rate swaps and expenses related to bond extinguishments	(5,304)	(3,597)
Earnings in affiliates, net of dividends received	(5,402)	(1,941)
Payments for drydock and special survey	4,990	6,729
Noncontrolling interest	(1,251)	(649)
Preferred stock dividends attributable to the noncontrolling interest	12	—
Preferred stock dividends of subsidiary	(27)	—
(Loss)/gain on change in control	(35,325)	17,742
Gain on sale of assets	38,787	26,134

Adjusted EBITDA	$129,620	$169,041

     Adjusted EBITDA for the three months ended June 30, 2011 and 2010 was $103.7 million and $91.0 million, respectively. The $12.7 million increase in Adjusted EBITDA was primarily due to (a) a $9.6 million decrease in time charter, voyage and port terminal expenses from $72.2 million in the second quarter of 2010 to 62.6 million in the same period of 2011; (b) an increase in gain on sale of assets of $37.0 million to $38.8 million in the second quarter of 2011 from $1.8 million in the same period of 2010; (c) a decrease in net income attributable to the noncontrolling interest of $1.6 million; and (d) a decrease in net other expenses of $0.4 million . This overall variance of $48.6 million was mitigated by (a) an increase in direct vessel expenses (excluding the amortization of deferred drydock and special survey costs) of $10.0 million from $20.5 million in the second quarter of 2010 to $30.5 million in the same period of 2011; (b) an increase in general and administrative expenses of $2.2 million (excluding share based compensation expenses) to $12.9 million in the second quarter of 2011 from $10.7 million in the same period of 2010; (c) a decrease in gains from derivatives of $5.6 million to $0.3 million in the second quarter of 2011 from $5.9 million in the same period of 2010; (d) a $17.7 million gain recognized as a result of the initial consolidation of Navios Acquisition as of May 28, 2010; and (e) a decrease in equity in net earnings from affiliated companies of $0.5 million to $7.7 million in the second quarter of 2011 from $8.2 million in the same period of 2010.
     Adjusted EBITDA for the six months ended June 30, 2011 and 2010 was $129.6 million and $169.0 million, respectively. The $39.4 million decrease in Adjusted EBITDA was primarily due to (a) an increase in direct vessel expenses (excluding the amortization of deferred drydock and special survey costs) of $23.5 million from $40.0 million in the first half of 2010 to $63.5 million in the same period of 2011; (b) a $4.1 million increase in losses from derivatives; (c) $21.2 million of expenses relating to the bond extinguishment in January 2011; (d) a $35.3 million loss due to the deconsolidation of Navios Acquisition; (e) an increase in general and administrative expenses of $2.3 million (excluding share based compensation expenses) from $22.3 million in the first half of 2010 to $24.6 million in the same period of 2011; (f) a $17.7 million gain recognized as a result of the initial consolidation of Navios Acquisition as of May 28, 2010; (g) an increase in income attributable to the noncontrolling interest of $0.6 million; and (h) a decrease in equity in net earnings from affiliated companies of $5.0 million to $14.8 million in the first half of 2011 from $19.7 million in the same period of 2010. The overall variance of $109.7 million was partially offset by: (a) an increase in revenue of $27.3 million to $347.1 million in the first half of 2011 from $319.8 million in the same period of 2010; (b) a decrease in time charter voyage expenses of $27.0 million from $148.7 million in the first half of 2010 to $121.7 million in the same period of 2011; (c) a decrease in net other expenses of $3.3 million; (d) an increase in gain on sale of assets of $12.7 million from $26.1 million in the first half of 2010 to $38.8 million in the same period of 2011.
Long-term Debt Obligations and Credit Arrangements
Navios Holdings loans
     In December 2006, the Company issued $300.0 million of 2014 Notes. On January 28, 2011, Navios Holdings completed the sale of $350.0 million of 2019 Notes. The net proceeds from the sale of the 2019 Notes were used to redeem any and all of the outstanding 2014 Notes and pay related transaction fees and expenses and for general corporate purposes. The effect of this transaction was the write off $21.2 million from deferred financing fees, which is recorded in the statement of income under “Loss on bond extinguishment”.
     Senior Notes: On January 28, 2011, the Company and its wholly owned subsidiary, Navios Maritime Finance II (US) Inc. (“NMF” and, together with the Company, the “2019 Co-Issuers”) issued $350.0 million in senior notes due on February 15, 2019 at a fixed rate of 8.125%. The senior notes are fully and unconditionally guaranteed, jointly and severally and on an unsecured senior basis, by all of the Company’s subsidiaries, other than NMF, Navios Maritime Finance (US) Inc., Navios Acquisition and its subsidiaries, Navios Logistics and its subsidiaries and Navios GP L.L.C. The 2019 Co-Issuers have the option to redeem the notes in whole or in part, at any time (i) before February 15, 2015, at a redemption price equal to 100% of the principal amount, plus a make-whole premium, plus accrued and unpaid interest, if any, and (ii) on or after February 15, 2015, at a fixed price of 104.063% of the principal amount, which price declines ratably until it reaches par in 2017, plus accrued and unpaid interest, if any. At any time before February 15, 2014, the 2019 Co-Issuers may redeem up to 35% of the aggregate principal amount of the notes with the net proceeds of an equity offering at 108.125% of the principal amount of the notes, plus accrued and unpaid interest, if any, so long as at least 65% of the originally issued aggregate principal amount of the notes remains outstanding after such redemption. In addition, upon the occurrence of certain change of control events, the holders of the notes will have the right to require the 2019 Co-Issuers to repurchase some or all of the notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date. Pursuant to a registration rights agreement, the 2019 Co-Issuers and the guarantors filed a registration statement on June 21, 2011, that was declared effective on August 23, 2011. The exchange offer of the privately placed notes with publicly registered notes with identical terms will remain open until September 22, 2011. The senior notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of the 2019 Notes Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The 2019 Co-Issuers were in compliance with the covenants as of June 30, 2011.
     Ship Mortgage Notes: In November 2009, the Company and its wholly owned subsidiary, Navios Maritime Finance (US) Inc. (together, the “Mortgage Notes Co-Issuers”) issued $400.0 million of first priority ship mortgage notes due on November 1, 2017 at a fixed rate of 8.875%. The ship mortgage notes are senior obligations of the Mortgage Notes Co-Issuers and are secured by first priority ship mortgages on 15 vessels owned by certain subsidiary guarantors and other related collateral securities. The ship mortgage notes are fully and unconditionally guaranteed, jointly and severally by all of the Company’s direct and indirect subsidiaries that guarantee the 2019 Notes. The guarantees of the Company’s subsidiaries that own mortgage vessels are senior secured guarantees and the guarantees of the Company’s subsidiaries that do not own mortgage vessels are senior unsecured guarantees. At any time before November 1, 2012, the Mortgage Notes Mortgage Notes Co-Issuers may redeem up to 35% of the aggregate principal amount of the ship mortgage notes with the net proceeds of a public equity offering at 108.875% of the principal amount of the ship mortgage notes, plus accrued and unpaid interest, if any, so long as at least 65% of the originally issued aggregate principal amount of the ship mortgage notes remains outstanding after such redemption. In addition, the Mortgage Notes Co-Issuers have the option to redeem the ship mortgage notes in whole or in part, at any time (1) before November 1, 2013, at a redemption price equal to 100% of the principal amount plus a make whole price which is based on a formula calculated using a discount rate of treasury bonds plus 50 bps, and (2) on or after November 1, 2013, at a fixed price of 104.438%, which price declines ratably until it reaches par in 2015. Furthermore, upon occurrence of certain change of control events, the holders of the ship mortgage notes may require the Mortgage Notes Co-Issuers to repurchase some or all of the notes at 101% of their face amount. Pursuant to the terms of a registration rights agreement, as a result of satisfying certain conditions, the Mortgage Notes Co-Issuers and the guarantors are not obligated to file a registration statement that would have enabled the holders of ship mortgage notes to exchange the privately placed notes with publicly registered notes with identical terms. The ship mortgage notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into certain transactions with affiliates, merging or consolidating or selling all or substantially all of Mortgage Notes Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The Mortgage Notes Co-Issuers were in compliance with the covenants as of June 30, 2011.
Loan Facilities:
     The majority of the Company’s senior secured credit facilities include maintenance covenants, including loan-to-value ratio covenants, based on either charter-adjusted valuations, or charter-free valuations. As of June 30, 2011, the Company was in compliance with all of the covenants under each of its credit facilities outlined below.
     HSH/Commerzbank Facility: In February 2007, Navios Holdings entered into a secured loan facility with HSH Nordbank and Commerzbank AG maturing on October 31, 2014. The facility was composed of a $280.0 million term loan facility and a $120.0 million reducing revolving facility. In April 2008, the Company entered into an agreement for the amendment of the facility due to a prepayment of $10.0 million. In March 2009, Navios Holdings further amended its facility agreement, which amendments were effective until January 31, 2010 requiring Navios Holdings among other things (a) to accumulate cash reserves into a pledged account with the agent bank of $14.0 million ($5.0 million in March 2009 and $1.1 million on each loan repayment date during 2009 and 2010, starting from January 2009); and (b) to set the margin at 200 bps.
     Following the sale of the Navios Apollon on October 29, 2009, Navios Holdings prepaid $13.5 million of the loan facility and reduced its revolving credit facility by $4.8 million.
     Following the issuance of the ship mortgage notes in November 2009, the mortgages and security interests on ten vessels previously secured by the loan and the revolving facility were fully released in connection with the partial prepayment of the facility with approximately $197.6 million, of which $195.0 million was funded from the issuance of the ship mortgage notes and the remaining $2.6 million from the Company’s cash. The Company permanently reduced the revolving facility by an amount of $26.7 million and the term loan facility by $80.1 million. In April 2010, Navios Holdings further amended its facility agreement with HSH/Commerzbank as follows: (a) to release certain pledge deposits amounting to $117.5 million and to accept additional securities of substitute vessels; and (b) to set a margin ranging from 115 bps to 175 bps depending on the security value. In April 2010, the available amount of $21.6 million under the revolving facility was drawn and an amount of $117.5 million was kept in a pledged account. On April 29, 2010, restricted cash of $18.0 million was drawn to finance the acquisition of the Navios Vector. An amount of $74.0 million was drawn from the pledged account to finance the acquisitions of the Navios Melodia and the Navios Fulvia ($37.0 million for each vessel) and a prepayment of $25.6 million was made on October 1, 2010. As a result, no outstanding amount was kept in the pledged account as of December 31, 2010 and as of June 30, 2011.
     The loan facility requires compliance with financial covenants, including specified SVM to total debt percentage and minimum liquidity. It is an event of default under the revolving credit facility if such covenants are not complied with or if Angeliki Frangou, the Company’s Chairman and Chief Executive Officer, beneficially owns less than 20% of the issued stock.
     On November 15, 2010, following the sale of the Navios Melodia and the Navios Fulvia to Navios Partners, Navios Holdings fully repaid its outstanding loan balance with HSH Nordbank in respect of the two vessels amounting to $71.9 million.
     On May 19, 2011, in connection with the sale of the Navios Orbiter to Navios Partners, Navios Holdings repaid $20.2 million of the outstanding loan associated with this vessel. As of June 30, 2011, the outstanding amount under the revolving credit facility was $9.5 million and the outstanding amount under the loan facility was $44.8 million.
     Emporiki Facilities: In December 2007, Navios Holdings entered into a facility agreement with Emporiki Bank of Greece of up to $154.0 million in order to partially finance the construction of two Capesize bulk carriers. In July 2009, following an amendment of the above-mentioned agreement, the amount of the facility has been changed to up to $130.0 million.
     On March 18, 2010, following the sale of the Navios Aurora II to Navios Partners, Navios Holdings repaid $64.4 million and the outstanding amount of the facility has been reduced to $64.4 million. The amended facility is repayable in 10 semi-annual installments of $3.0 million and 10 semi-annual installments of $2.0 million with a final balloon payment of $14.9 million on the last payment date. The interest rate of the amended facility is based on a margin of 175 bps. The loan facility requires compliance with certain financial covenants and the covenants contained in the senior notes. On June 23, 2011, Navios Holdings prepaid $10.0 million. As of June 30, 2011, the outstanding amount under this facility was $48.4 million.
     In August 2009, Navios Holdings entered into another facility agreement with Emporiki Bank of Greece of up to $75.0 million (divided into two tranches of $37.5 million) to partially finance the acquisition costs of two Capesize vessels. Each tranche of the facility is repayable in 20 semi-annual installments of $1.4 million with a final payment of $10.0 million on the last payment date. The repayment of each tranche starts six months after the delivery date of the respective Capesize vessel. It bears interest at a rate of LIBOR plus 175 bps. The full amount of $75.0 million was drawn under this facility. On May 19, 2011, in connection with the sale of the Navios Luz to Navios Partners, Navios Holdings repaid $37.5 million of the outstanding loan associated with this vessel. As of June 30, 2011, the outstanding amount under this facility was $36.1 million.
     In September 2010, Navios Holdings entered into another facility agreement with Emporiki Bank of Greece of up to $40.0 million in order to partially finance the construction of one Capesize bulk carrier, the Navios Azimuth, which was delivered on February 14, 2011 to Navios Holdings. The loan is repayable in 20 semi-annual equal installments of $1.5 million, with a final balloon payment of $10.0 million on the last payment date. It bears interest at a rate of LIBOR plus 275 bps. The loan facility requires compliance with certain financial covenants and the covenants contained in the senior notes. As of June 30, 2011, the full amount was drawn and the outstanding amount under this facility was $40.0 million.
     On August 19, 2011, Navios Holdings entered into a facility agreement with Emporiki Bank of Greece for an amount up to $23.0 million in order to partially finance the construction of a newbuilding bulk carrier. The facility is repayable in 20 semi-annual installments of $0.8 million after the drawdown date, with a final balloon payment of $8.0 million on the last payment date. The interest rate of the facility is based on a margin of 275 bps. The facility also requires compliance with certain financial covenants.
     DNB Facilities: In June 2008, Navios Holdings entered into a facility agreement with DNB NOR BANK ASA of up to $133.0 million in order to partially finance the construction of two Capesize bulk carriers. In June 2009, following an amendment of the above-mentioned agreement, one of the two tranches amounting to $66.5 million was cancelled following the cancellation of construction of one Capesize bulk carrier. The amended facility is repayable six months following the delivery of the Capesize vessel in 11 semi-annual installments of $2.9 million, with a final payment of $34.6 million on the last payment date. The interest rate of the amended facility is based on a margin of 225 bps as defined in the new agreement. As of June 30, 2011, the outstanding amount under this facility was $57.8 million.
     In August 2010, Navios Holdings entered into a facility agreement with DNB NOR BANK ASA of up to $40.0 million in order to partially finance the construction of one Capesize bulk carrier, the Navios Altamira, which was delivered on January 28, 2011 to Navios Holdings. The loan is repayable three months following the delivery of the Capesize vessel in 24 equal quarterly installments of $0.6 million, with a final balloon payment of $24.5 million on the last payment date. It bears interest at a rate of LIBOR plus 275 bps. The loan facility requires compliance with certain financial covenants and the covenants contained in the senior notes. As of June 30, 2011, the outstanding amount under this facility was $39.4 million.
     Dekabank Facility: In February 2009 (amended and restated in May 2009), Navios Holdings entered into a facility of up to $120.0 million with Dekabank Deutsche Girozentrale to finance the acquisition of two Capesize vessels. The loan is repayable in 20 semi-annual installments and bears an interest rate based on a margin of 190 bps. The loan facility requires compliance with certain financial covenants and the covenants contained in the senior notes. Following the sale of the Navios Pollux to Navios Partners in May 2010, an amount of $39.0 million was kept in a pledged account pending the delivery of a substitute vessel as collateral to this facility. The amount of $39.0 million kept in the pledged account was released to finance the delivery of the Capesize vessel Navios Buena Ventura that was delivered to Navios Holdings on October 29, 2010. As of June 30, 2011, $83.0 million was outstanding under this facility.
     Marfin Facility: In March 2009, Navios Holdings entered into a loan facility with Marfin Egnatia Bank of up to $110.0 million to be used to finance the pre-delivery installments for the construction of newbuilding vessels and for general corporate purposes. It bears interest at a rate based on a margin of 275 bps. During 2010, a total amount of $43.4 million was drawn and was fully repaid. Since September 7, 2010, the available amount of the loan facility has been reduced to $30.0 million. On May 10, 2011, the amount of $18.9 million was drawn to finance the acquisition of the Navios Astra. The loan is repayable beginning three months following the drawdown in seven equal quarterly installments of $0.5 million, with a final balloon payment of $15.6 million on the last payment date. It bears interest at a rate of LIBOR plus 275 bps. The loan facility requires compliance with certain covenants. As of June 30, 2011, the outstanding amount under this facility was $18.9 million.

     Commerzbank Facility: In June 2009, Navios Holdings entered into a facility agreement of up to $240.0 million (divided into four tranches of $60.0 million) with Commerzbank AG in order to partially finance the acquisition of a Capesize vessel and the construction of three Capesize vessels. Each tranche of the facility is repayable starting three months after the delivery of each Capesize vessel in 40 quarterly installments of $0.9 million with a final payment of $24.7 million on the last payment date. It bears interest at a rate based on a margin of 225 bps. The loan facility requires compliance with the covenants contained in the senior notes. Following the sale of two Capesize vessels, the Navios Melodia and the Navios Buena Ventura, on September 20, 2010 and October 29, 2010 to Navios Partners, respectively, Navios Holdings cancelled two of the four tranches and fully repaid in October 2010 their outstanding loan balances of $53.6 million and $54.5 million, respectively. As of June 30, 2011, the outstanding amount was $108.1 million.
     Unsecured Bond: In July 2009, Navios Holdings issued a $20.0 million unsecured bond due in July 2012 as a partial payment for the acquisition price of a Capesize vessel. Interest will accrue on the principal amount of the unsecured bond at the rate of 6% per annum. All accrued interest (which will not be compounded) will be first due and payable in July 2012, which is the maturity date. The unsecured bond may be prepaid by Navios Holdings at any time without prepayment penalty.
Navios Logistics loans
Logistics Senior Notes
     On April 12, 2011, Navios Logistics and its wholly-owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together the “Logistics Co-Issuers”) issued $200.0 million in senior notes due on April 15, 2019 at a fixed rate of 9.25% (“the Logistics Senior Notes”). The Logistics Senior Notes are fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Hidronave South American Logistics S.A. and Logistics Finance. The Logistics Co-Issuers have the option to redeem the notes in whole or in part, at their option, at any time (i) before April 15, 2014, at a redemption price equal to 100% of the principal amount plus the applicable make-whole premium plus accrued and unpaid interest, if any, to the redemption date and (ii) on or after April 15, 2014, at a fixed price of 106.938%, which price declines ratably until it reaches par in 2017. At any time before April 15, 2014, the Logistics Co-Issuers may redeem up to 35% of the aggregate principal amount of the Logistics Senior Notes with the net proceeds of an equity offering at 109.25% of the principal amount of the notes, plus accrued and unpaid interest, if any, to the redemption date so long as at least 65% of the originally issued aggregate principal amount of the notes remains outstanding after such redemption. In addition, upon the occurrence of certain change of control events, the holders of the Logistics Senior Notes will have the right to require the Logistics Co-Issuers to repurchase some or all of the notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.
     Under a registration rights agreement, the Logistics Co-Issuers and the subsidiary guarantors are obliged to file a registration statement prior to January 7, 2012, that enables the holders of the Logistics Senior Notes to exchange the privately placed notes with publicly registered notes with identical terms. The Senior Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of Navios Logistics properties and assets and creation or designation of restricted subsidiaries.
Marfin Facility
     On March 31, 2008, Nauticler entered into a $70.0 million loan facility for the purpose of providing Nauticler S.A. with investment capital to be used in connection with one or more investment projects. In March 2009, Navios Logistics transferred its loan facility of $70.0 million to Marfin Popular Bank Public Co. Ltd. The loan provided for an additional one year extension and an increase in margin to 275 basis points. On March 23, 2010, the loan was extended for one additional year, providing an increase in margin to 300 basis points. On March 29, 2011, Navios Logistics agreed with Marfin Popular Bank to amend its current loan agreement with its subsidiary, Nauticler S.A., to provide for a $40.0 million revolving credit facility. Under the amended facility, the existing margin of 300 basis points will apply and the obligations will be secured by mortgages on four tanker vessels or alternative security over other assets acceptable to the bank. The amended facility requires compliance with customary covenants. The obligation of the bank under the amended facility was subject to prepayment of the $70.0 million facility and is subject to customary conditions, such as the receipt of satisfactory appraisals, insurance, opinions and the negotiation, execution and delivery of mutually satisfactory loan documentation. In connection with the amendment, Nauticler S.A. agreed to prepay the $70.0 million through the proceeds of the Logistics Senior Notes. On April 12, 2011, following the completion of the sale of the Logistics Senior Notes, Navios Logistics fully repaid the $70.0 million loan facility with Marfin Bank using a portion of the proceeds from the Logistics Senior Notes. As of June 30, 2011, the revolving credit facility of $40.0 million had not been drawn.
Non-Wholly Owned Subsidiaries Indebtedness
     On July 25, 2011, Navios Logistics acquired the noncontrolling interests of its joint ventures, Thalassa Energy S.A., HS Tankers Inc., HS Navigation Inc., HS Shipping Ltd. Inc. and HS South Inc., in accordance with the terms of certain stock purchase agreements with

HS Energy Ltd., an affiliate of Vitol S.A. Navios Logistics paid a total consideration of $8.5 million for such noncontrolling interests, and simultaneously paid $53.2 million in full and final settlement of all amounts of indebtedness of such joint ventures under certain loan agreements.
     In connection with the acquisition of Horamar, Navios Logistics had assumed a $9.5 million loan facility that was entered into by HS Shipping Ltd. Inc. in 2006, in order to finance the building of a 8,974 dwt double hull tanker (Malva H). Since the vessel’s delivery, the interest rate has been LIBOR plus 150 bps. The loan was repayable in installments of not less than 90% of the amount of the last hire payment due to be paid to HS Shipping Ltd. Inc. The repayment date should not extend beyond December 31, 2011. The loan could be pre-paid before such date, with two days written notice. The loan also required compliance with certain covenants. As of June 30, 2011, the amount outstanding under this facility was $5.7 million. This loan was repaid in full on July 25, 2011 using a portion of the proceeds from the Logistics Senior Notes.
     On September 4, 2009, HS Navigation Inc. had entered into a loan facility for an amount of up to $18.7 million that bears interest at LIBOR plus 225 bps in order to finance the acquisition cost of the Estefania H. The loan was repayable in installments of not less than the higher of (a) 90% of the amount of the last hire payment due to HS Navigation Inc. prior to the repayment date, and (b) $0.3 million, inclusive of any interest accrued in relation to the loan at that time. The repayment date should occur prior to May 15, 2016. The loan also required compliance with certain covenants. As of June 30, 2011, the amount outstanding under this facility was $13.7 million. This loan was repaid in full on July 25, 2011 using a portion of the proceeds from the Logistics Senior Notes.
     On December 15, 2009, HS Tankers Inc., a majority owned subsidiary of Navios Logistics, had entered into a loan facility in order to finance the acquisition cost of the Makenita H for an amount of $24.0 million which bore interest at LIBOR plus 225 bps. The loan was repayable in installments of not less than the higher of (a) 90% of the amount of the last hire payment due to HS Tankers Inc. prior to the repayment date, and (b) $0.3 million, inclusive of any interest accrued in relation to the loan at that time. The repayment date should occur prior to March 24, 2016. The loan also required compliance with certain covenants. As of June 30, 2011, the amount outstanding under this facility was $20.0 million. This loan was repaid in full on July 25, 2011 using a portion of the proceeds from the Logistics Senior Notes.
     On December 20, 2010, HS South Inc., a majority owned subsidiary of Navios Logistics, had entered into a loan facility in order to finance the acquisition cost of the Sara H for an amount of $14.4 million which bears interest at LIBOR plus 225 bps. The loan was repayable in installments of not less than the higher of (a) 90% of the amount of the last hire payment due to be HS South Inc. prior to the repayment date and (b) $0.3 million, inclusive of any interest accrued in relation to the loan at that time. The repayment date should occur prior to May 24, 2016. The loan also required compliance with certain covenants. As of June 30, 2011, the amount outstanding under this facility was $13.5 million. This loan was repaid in full on July 25, 2011 using a portion of the proceeds from the Logistics Senior Notes.
Other Indebtedness
     In connection with the acquisition of Hidronave S.A. in October 29, 2009, Navios Logistics assumed an $0.8 million loan facility that was entered into by Hidronave S.A. in 2001, in order to finance the construction of a pushboat (Nazira). As of June 30, 2011, the outstanding loan balance was $0.7 million. The loan facility bears interest at a fixed rate of 600 bps. The loan is to be repaid in installments of $5,740 each and the final repayment date cannot extend beyond August 10, 2021. The loan also requires compliance with certain covenants.
     As of June 30, 2011, Navios Logistics and its subsidiaries were in compliance with all of the covenants under each of its credit facilities.
     The maturity table below reflects the principal payments for the next five years and thereafter of all borrowings of Navios Holdings (including Navios Logistics) outstanding as of June 30, 2011, based on the repayment schedule of the respective loan facilities (as described above) and the outstanding amount due under the debt securities.

Amounts in
millions of
Payment due by period	U.S. dollars
June 30, 2012	$58.6
June 30, 2013	88.4
June 30, 2014	52.4
June 30, 2015	78.2
June 30, 2016	92.9
June 30, 2017 and thereafter	1,139.1

Total	$1,509.6

Contractual Obligations:

	June 30, 2011
	Payment due by period
	(Amounts in millions of U.S. dollars)
		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years
Long-term Debt(1) (2)	$1,509.6	$58.6	$140.8	$171.1	$1,139.1
Operating Lease Obligations (Time Charters)	1,029.3	103.0	210.3	209.7	506.3
Operating Lease Obligations Push Boats and Barges	10.0	5.4	4.6	—	—
Capital Lease Obligations	31.6	16.3	15.3	—	—
Vessel Deposits(3)	35.0	35.0	—	—	—
Rent Obligations(4)	$16.7	$2.3	$4.3	$4.4	$5.7

(1)	The amount identified does not include interest costs associated with the outstanding credit facilities, which for variable rate debt is based on LIBOR rates, plus the costs of complying with any applicable regulatory requirements and a margin ranging from 1.25% to 3.00% per annum and stated interest rate for fixed rate debt.

(2)	Navios Holdings’ Senior and Ship Mortgage Notes have a fixed rate of 8.125% and 8.875% per annum, respectively. The Logistics Senior Notes have a fixed rate of 9.25% per annum.

(3)	Future remaining contractual deposits for one Navios Holdings owned Kamsarmax vessel expected to be delivered in the second quarter of 2012.

(4)	Navios Corporation leases approximately 11,923 square feet of space at 825 Third Avenue, New York, NY 10022, pursuant to a lease that expires on April 29, 2019. Navios ShipManagement Inc. and Navios Corporation lease approximately 2,034 square meters of space at 85 Akti Miaouli, Piraeus, Greece, pursuant to a lease that expires in 2017. On July 1, 2010, Kleimar N.V. signed a contract and currently leases approximately 632 square meters for its offices. Navios ShipManagement Inc. leases approximately 1,368 square meters of space at 85 Akti Miaouli, Piraeus, Greece, pursuant to a lease agreement that expires in 2019. On October 29, 2010, the existing lease agreement for its offices in Piraeus was amended and the Company leases, since November 2010, 253.75 less square meters. The amended lease expires in 2019. On October 29, 2010, Navios Tankers Management Inc. entered also into a lease agreement for 253.75 square meters which expires in 2019. Navios Logistics has several lease agreements with respect to its various operating offices. The table above incorporates the lease obligations of the offices indicated in this footnote.
Working Capital Position
     On June 30, 2010, Navios Holdings’ current assets totaled $521.2 million, while current liabilities totaled $227.0 million, resulting in a positive working capital position of $294.2 million. Navios Holdings’ cash forecast indicates that it will generate sufficient cash during 2011 and 2012 to make the required principal and interest payments on its indebtedness, provide for the normal working capital requirements of the business and remain in a positive cash position during 2011 and 2012.
     While projections indicate that existing cash balances and operating cash flows will be sufficient to service the existing indebtedness, Navios Holdings continues to review its cash flows with a view toward increasing working capital.
Capital Expenditures
     Since 2007, the Company has entered into various agreements for the acquisition of newbuild Capesize vessels which were delivered on various dates from the beginning of 2009 until February 2011. As of June 30, 2011, the Company had taken delivery of a total of 16 Capesize vessels (the Navios Bonavis, the Navios Happiness, the Navios Pollux, the Navios Aurora II, the Navios Lumen, the Navios Phoenix, the Navios Stellar, the Navios Antares, the Navios Melodia, the Navios Fulvia, the Navios Buena Ventura, the Navios Bonheur, the Navios Etoile, the Navios Luz, the Navios Azimuth and the Navios Altamira) and two Ultra Handymax vessels (the Navios Celestial and the Navios Vega).
     On May 30, 2011, Navios Holdings agreed to acquire a 81,600 dwt bulk carrier with expected delivery in April 2012. The remaining capital obligations at June 30, 2011 amounted to approximately $35.0 million.
Dividend Policy
     Currently, Navios Holdings intends to retain most of its available earnings generated by operations for the development and growth of its business. In addition, the terms and provisions of Navios Holdings’ current secured credit facilities and indentures limit its ability to pay dividends in excess of certain amounts or if certain covenants are not met. However, subject to the terms of its credit facilities and indentures, the Board of Directors may from time to time consider the payment of dividends and on August 18, 2011, the Board of Directors declared a quarterly cash dividend of $0.06 per share of common stock, with respect to the second quarter of 2011, payable on October 6, 2011 to stockholders of record as of September 22, 2011. The declaration and payment of any dividend remains subject to the discretion of the Board, and will depend on, among other things, Navios Holdings’ cash requirements as measured by market opportunities, debt obligations, and restrictions contained in its credit agreements and indentures and market conditions.
Concentration of Credit Risk
     Concentrations of credit risk with respect to accounts receivables are limited due to Navios Holdings’ large number of customers, who are internationally dispersed and have a variety of end markets in which they sell. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in Navios Holdings’ trade receivables. For the six month period ended June 30, 2011 and for the year ended December 31, 2010, no customer accounted for more than 10% of the Company’s revenue.
Off-Balance Sheet Arrangements
     Charter hire payments to third parties for chartered-in vessels are treated as operating leases for accounting purposes. Navios Holdings is also committed to making rental payments under operating leases for its office premises. Future minimum rental payments under Navios Holdings’ non-cancelable operating leases are included in the contractual obligations above. As of June 30, 2011, Navios Holdings was contingently liable for letters of guarantee and letters of credit amounting to $0.5 million issued by various banks in favor of various organizations and the total amount was collateralized by cash deposits which are included as a component of restricted cash. Navios Holdings issued no additional guarantees to third parties as of June 30, 2011 and 2010.
     As of June 30, 2011, the Company’s subsidiaries in South America were contingently liable for various claims and penalties to the local tax authorities amounting to $5.1 million ($4.7 million as of December 31, 2010). The respective provision for such contingencies was included in “Other long-term liabilities and deferred income”. According to the acquisition agreement, if the Company becomes obligated to pay such amounts, the amounts involved will be reimbursed by the previous shareholders, and, as such, the Company has recognized a receivable (included in “Other long-term assets”) against such liability, since the management considers collection of the receivable to be probable. The contingencies are expected to be resolved in the next four years. In the opinion of management, the ultimate disposition of these matters will not adversely affect the Company’s financial position, results of operations or liquidity.
     On August 19, 2009, Navios Logistics issued a guarantee and indemnity letter that guarantees the fulfillment by Petrolera San Antonio S.A. (“Petrosan”) of all its obligations to Vitol S.A. (“Vitol”) up to $4.0 million. On May 6, 2011, the guarantee amount was increased to $10.0 million. In addition, Petrosan agreed to pay Vitol immediately upon demand, any and all sums up to the referred limit, plus interest and costs, in relation to sales of gas oil under certain contracts between Vitol and Petrosan. This guarantee expired on August 18, 2011.
     On July 19, 2011 and in consideration of Gunvor S.A. entering into sales of oil or petroleum products with Petrosan, Navios Logistics has undertaken to pay to Gunvor S.A. on first demand any obligations arising directly from the non-fulfillment of said contracts. The guarantee shall not exceed $1.5 million and shall remain in full force and effect until December 31, 2011.
Related Party Transactions
     Office rent: On January 2, 2006, Navios Corporation and Navios ShipManagement Inc., two wholly owned subsidiaries of Navios Holdings, entered into two lease agreements with Goldland Ktimatiki-Ikodomiki-Touristiki and Xenodohiaki Anonimos Eteria, both of which are Greek corporations that are currently majority owned by Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreements provide for the leasing of two facilities located in Piraeus, Greece, of approximately 2,034.3 square meters to house the operations of most of the Company’s subsidiaries. The total annual lease payments are €0.5 million (approximately $0.7 million) and the lease agreements expire in 2017. These payments are subject to annual adjustments starting from the third year, which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.
     On October 31, 2007, Navios ShipManagement Inc. entered into a lease agreement with Emerald Ktimatiki-Ikodomiki-Touristiki and Xenodohiaki Anonimos Eteria, both of which are Greek corporations that are currently majority owned by Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreement initially provided for the leasing of one facility in Piraeus, Greece, of approximately 1,376.5 square meters to house part of the operations of the Company. On October 29, 2010, the existing lease agreement was amended and Navios ShipManagement Inc. leases 253.75 less square meters. The total annual lease payments are €0.4 million (approximately $0.5 million) and the lease agreement expires in 2019. These payments are subject to annual adjustments starting from the third year, which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.
     On October 29, 2010, Navios Tankers Management Inc. entered into a lease agreement with Emerald Ktimatiki-Ikodomiki-Touristiki and Xenodohiaki Anonimos Eteria, both of which are Greek corporations that are currently majority owned by Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreement provides for the leasing of one facility in Piraeus, Greece, of approximately 253.75 square meters to house part of the operations of the Company. The total annual lease payments are €0.08 million (approximately $0.1 million) and the lease agreement expires in 2019. These payments are subject to annual adjustments starting from the third year, which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.
     Purchase of services: The Company utilizes Acropolis Chartering and Shipping Inc. (“Acropolis”), a brokerage firm for freight and shipping charters, as a broker. Navios Holdings has a 50% interest in Acropolis. Although Navios Holdings owns 50% of Acropolis’ stock, Navios Holdings has agreed with the other shareholder that the earnings and amounts declared by way of dividends will be allocated 35% to the Company with the balance to the other shareholder. Commissions paid to Acropolis for each of the three month periods ended June 30, 2011 and 2010 were $0, and for the six months periods ended June 30, 2011 and 2010, were $0 and $0.1 million, respectively. During the six month period ended June 30, 2011 and 2010, the Company received dividends of $0 and $0.6 million, respectively, and during the three month period ended June 30, 2011 and 2010, the Company received no dividends. Included in the trade accounts payable at June 30, 2011 and December 31, 2010 was an amount of $0.1 million and $0.1 million, respectively, which was due to Acropolis.
     Management fees: Pursuant to a management agreement dated November 16, 2007, Navios Holdings provides commercial and technical management services to Navios Partners’ vessels for a daily fixed fee of $4,000 per owned Panamax vessel and $5,000 per owned Capesize vessel. This daily fee covers all of the vessels’ operating expenses, including the cost of drydock and special surveys. The daily initial term of the agreement is five years commencing from November 16, 2007. Total management fees for the three month periods ended June 30, 2011 and 2010 amounted to $6.5 million and $4.8 million, respectively, and for the six month periods ended June 30, 2011 and 2010, amounted to $12.5 million and $8.9 million, respectively. In October 2009, the fixed fee period was extended for two years and the daily fees were amended to $4,500 per owned Ultra Handymax vessel, $4,400 per owned Panamax vessel and $5,500 per owned Capesize vessel.
     Pursuant to a management agreement dated May 28, 2010, as amended on September 10, 2010, for five years from the closing of Navios Acquisition’s initial vessel acquisition Navios Holdings provides commercial and technical management services to Navios Acquisition’s vessels for a daily fee of $6,000 per owned MR2 product tanker and chemical tanker vessel and $7,000 per owned LR1 product tanker vessel and $10,000 per owned VLCC vessel, for the first two years with the fixed daily fees adjusted for the remainder of the term based on then-current market fees. This daily fee covers all of the vessels’ operating expenses, other than certain extraordinary fees and costs. During the remaining three years of the term of the Management Agreement, Navios Acquisition expects that it will reimburse Navios Holdings for all of the actual operating costs and expenses it incurs in connection with the management of its fleet. Actual operating costs and expenses will be determined in a manner consistent with how the initial $6,000 and $7,000 fixed fees were determined. Drydocking expenses will be fixed under this agreement for up to $300,000 per vessel and will be reimbursed at cost for VLCC vessels. Total management fees for the three month periods ended June 30, 2011 and 2010 amounted to $8.1 million and $0, respectively, and for the six month period ended June 30, 2011 and 2010, amounted to $15.6 million and $0, respectively. The management fees have been eliminated upon consolidation of Navios Acquisition through March 30, 2011.
     General & administrative expenses: Pursuant to the administrative services agreement dated November 16, 2007, Navios Holdings provides administrative services to Navios Partners which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the three month periods ended June 30, 2011 and 2010 amounted to $0.8 million and $0.7 million, respectively, and for the six month periods ended June 30, 2011 and 2010 amounted to $1.6 million and $1.3 million, respectively.
     On May 28, 2010, Navios Acquisition entered into an administrative services agreement, expiring May 28, 2015, with Navios Holdings, pursuant to which Navios Holdings provides office space and certain administrative management services to Navios Acquisition which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the three month periods ended June 30, 2011 and 2010 amounted to $0.3 million and $0, respectively, and for the six month periods ended June 30, 2011 and 2010 amounted to $0.7 million and $0, respectively.
     On April 12, 2011, Navios Holdings entered into an administrative services agreement with Navios Logistics for a term of five years, pursuant to which Navios Holdings will provide certain administrative management services to Navios Logistics. Such services include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the three month periods ended June 30, 2011 and 2010 amounted to $0.1 million and $0, respectively, and for the six month periods ended June 30, 2011 and 2010 amounted to $0.1 million and $0, respectively.
     Balance due from affiliate: Balance due from affiliate as of June 30, 2011 amounted to $30.2 million (December 31, 2010: $2.6 million) which includes the current amounts due from Navios Partners and Navios Acquisition, which are $6.4 million and $23.8 million, respectively. The balances mainly consist of management fees, administrative fees and other expenses.
     Omnibus agreements: Navios Holdings entered into an omnibus agreement with Navios Partners (the “Partners Omnibus Agreement”) in connection with the closing of Navios Partners’ IPO governing, among other things, when Navios Holdings and Navios Partners may compete against each other as well as rights of first offer on certain drybulk carriers. Pursuant to the Partners Omnibus Agreement, Navios Partners generally agreed not to acquire or own Panamax or Capesize drybulk carriers under time charters of three or more years without the consent of an independent committee of Navios Partners. In addition, Navios Holdings agreed to offer to Navios Partners the opportunity to purchase vessels from Navios Holdings when such vessels are fixed under time charters of three or more years. The Partners Omnibus Agreement was amended in June 2009 to release Navios Holdings for two years from restrictions on acquiring Capesize and Panamax vessels from third parties.
     Navios Acquisition entered into an omnibus agreement (the “Acquisition Omnibus Agreement”) with Navios Holdings and Navios Partners in connection with the closing of Navios Acquisition’s initial vessel acquisition pursuant to which, among other things, Navios

Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for container vessels and vessels that are primarily employed in operations in South America without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter drybulk carriers subject to specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries granted to Navios Holdings and Navios Partners a right of first offer on any proposed sale, transfer or other disposition of any of its drybulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels it might own. These rights of first offer will not apply to a (a) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a counterparty, or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.
     Sale of Vessels and Sale of Rights to Navios Partners:.Upon the sale of vessels to Navios Partners, Navios Holdings recognizes the gain immediately in earnings only to the extent of the interest in Navios Partners owned by third parties and defers recognition of the gain to the extent of its own ownership interest in Navios Partners (the “deferred gain”). Subsequently, the deferred gain is amortized to income over the remaining useful life of the vessel. The recognition of the deferred gain is accelerated in the event that (i) the vessel is subsequently sold or otherwise disposed of by Navios Partners or (ii) the Company’s ownership interest in Navios Partners is reduced. In connection with the public offerings of common units by Navios Partners, a pro rata portion of the deferred gain is released to income upon dilution of the Company’s ownership interest in Navios Partners. As of June 30, 2011 and December 31, 2010, the unamortized deferred gain for all vessels and rights sold totaled $46.5 million and $38.6 million, respectively, and for the three months ended June 30, 2011 and 2010, Navios Holdings recognized $4.3 million and $4.1 million, respectively, of the deferred gain in “Equity in net earnings of affiliated companies”. For the six months ended June 30, 2011 and 2010, Navios Holdings recognized $6.5 million and $10.9 million, respectively, of the deferred gain in “Equity in net earnings of affiliated companies”.
     Purchase of Shares in Navios Acquisition: During 2010, Navios Holdings purchased 6,337,551 shares of Navios Acquisition’s common stock for $63.2 million in open market purchases. Moreover, on May 28, 2010, certain shareholders of Navios Acquisition redeemed 10,021,399 shares pursuant to redemption rights granted in Navios Acquisition’s IPO upon de-“SPAC”-ing. As of May 28, 2010, following these transactions, Navios Holdings owned 12,372,551 shares, or 57.3%, of the outstanding common stock of Navios Acquisition. At that date, Navios Holdings acquired control over Navios Acquisition, consequently concluded a business combination had occurred and consolidated the results of Navios Acquisition from that date onwards. As a result of gaining control, Navios Holdings recognized the effect of $17.7 million, which represents the fair value of the shares that exceed the carrying value of the Company’s ownership of 12,372,551 shares of Navios Acquisition’s common stock, in the statements of income under “Gain/(loss) on change in control”. On November 19, 2010, following Navios Acquisition public offering of 6,500,000 shares of common stock at $5.50 per share, Navios Holdings’ interest in Navios Acquisition decreased to 53.7%.
     Pursuant to the Exchange Agreement signed on March 30, 2011, Navios Holdings completed the Navios Acquisition Share Exchange, whereby Navios Holdings exchanged 7,676,000 shares of Navios Acquisition’s common stock it held for 1,000 non-voting Series C Convertible Preferred Stock of Navios Acquisition.
     As of March 30, 2011 and onwards, following this transaction, Navios Holdings owned 18,331,551 shares or 45% of the outstanding voting stock of Navios Acquisition. As a result, from March 30, 2011, Navios Acquisition is considered as an affiliate entity of Navios Holdings and is not a controlled subsidiary of the Company, and the investment in Navios Acquisition is now accounted for under the equity method due to the Company’s significant influence over Navios Acquisition. From March 30, 2011, Navios Acquisition is being accounted for under the equity method based on Navios Holdings’ 53.7% economic interest since the preferred stock is considered in substance common stock for accounting purposes.
     Acquisition of Eleven Product Tanker and Two Chemical Tanker Vessels: On April 8, 2010, pursuant to the terms and conditions of the Acquisition Agreement by and between Navios Acquisition and Navios Holdings, Navios Acquisition agreed to acquire 13 vessels (11 product tankers and two chemical tankers) plus options to purchase two additional product tankers, for an aggregate purchase price of $457.7 million.
     Navios Acquisition Warrant Exercise Program: On September 2, 2010, Navios Acquisition announced the successful completion of its warrant program (the “Warrant Exercise Program”). Under the Warrant Exercise Program, holders of publicly traded warrants (“Public Warrants”) had the opportunity to exercise the Public Warrants on enhanced terms through August 27, 2010. Navios Holdings exercised 13,635,000 private warrants for a total $77.0 million in cash. Navios Holdings currently holds no warrants of Navios Acquisition.
     The Navios Holdings Credit Facility: In connection with the VLCC Acquisition, Navios Acquisition entered into a $40.0 million credit facility with Navios Holdings. The $40.0 million facility has a margin of LIBOR plus 300 bps and a term of 18 months, maturing on April 1, 2012. Following the issuance of the Notes in October 2010 and during the first half of 2011, Navios Acquisition prepaid $33.6 million of this facility. Pursuant to an amendment in October 2010, the facility will be available for multiple drawings up to a limit of $40.0 million. As of June 30, 2011, the outstanding amount under this facility was $6.4 million.
Quantitative and Qualitative Disclosures about Market Risks
     Navios Holdings is exposed to certain risks related to interest rate, foreign currency and charter rate risks. To manage these risks, Navios Holdings uses interest rate swaps (for interest rate risk) and FFAs (for charter rate risk).

Interest Rate Risk:
     Debt Instruments — On June 30, 2011 and December 31, 2010, Navios Holdings had a total of $1,509.6 million and $2,082.1 million, respectively, in long-term indebtedness. The debt is dollar denominated and bears interest at a floating rate, except for the senior notes, the ship mortgage notes and certain Navios Logistics’ loans discussed “Liquidity and Capital Resources” that bears interest at a fixed rate.
     The interest on the loan facilities is at a floating rate and, therefore, changes in interest rates would affect on their interest rate and related interest expense. The interest rate on the senior notes and the ship mortgage notes is fixed and, therefore, changes in interest rates affect their value, which as of June 30, 2010 was $971.3 million, but do not affect the related interest expense. Amounts drawn under the facilities and the ship mortgage notes are secured by the assets of Navios Holdings and its subsidiaries. A change in the LIBOR rate of 100 basis points would change interest expense for 2011 by $2.6 million.
     For a detailed discussion of Navios Holdings’ debt instruments refer to section “Long-term Debt Obligations and Credit Arrangements” included elsewhere in this document.
Foreign Currency Risk
     Foreign Currency: In general, the shipping industry is a U.S. dollar dominated industry. Revenue is set mainly in U.S. dollars, and approximately 71.3% of Navios Holdings’ expenses are also incurred in U.S. dollars. Certain of our expenses are paid in foreign currencies and a one percent change in the exchange rates of the various currencies at June 30, 2011 would increase or decrease net income by approximately $1.5 million.
FFAs Derivative Risk:
     Forward Freight Agreements (FFAs) — Navios Holdings enters into FFAs as economic hedges relating to identifiable ship and/or cargo positions and as economic hedges of transactions that Navios Holdings expects to carry out in the normal course of its shipping business. By using FFAs, Navios Holdings manages the financial risk associated with fluctuating market conditions. The effectiveness of a hedging relationship is assessed at its inception and then throughout the period of its designation as a hedge. If an FFA qualifies for hedge accounting, any gain or loss on the FFA, as accumulated in “Accumulated Other Comprehensive Income,” is first recognized when measuring the profit or loss of related transaction. For FFAs that qualify for hedge accounting, the changes in fair values of the effective portion representing unrealized gains or losses are recorded in “Accumulated Other Comprehensive Income” in the stockholders’ equity while the unrealized gains or losses of the FFAs not qualifying for hedge accounting together with the ineffective portion of those qualifying for hedge accounting are recorded in the statement of operations under “Loss on Forward Freight Agreements.” The gains included in “Accumulated Other Comprehensive Income” will be reclassified to earnings under “Revenue” in the statement of operations in the same period or periods during which the hedged forecasted transaction affects earnings. During the three and six month periods ended June 30, 2011 and 2010, and for the year ended December 31, 2010, no amounts were included in “Accumulated Other Comprehensive Income” and reclassified to earnings.
     At June 30, 2011 and December 31, 2010, none of the “mark to market” positions of the open dry bulk FFA contract qualified for hedge accounting treatment. Dry bulk FFAs traded by the Company that do not qualify for hedge accounting are shown at fair value in the balance sheet and changes in fair value are recorded in the statement of operations.
     Navios Holdings is exposed to market risk in relation to its FFAs and could suffer substantial losses from these activities in the event expectations are incorrect. Navios Holdings trades FFAs with an objective of both economically hedging the risk on the fleet, specific vessels or freight commitments and taking advantage of short term fluctuations in market prices. As there was no position deemed to be open as of June 30, 2011, a ten percent change in underlying freight market indices has had no effect on the net income.
Critical Accounting Policies
     The Navios Holdings’ interim consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires Navios Holdings to make estimates in the application of its accounting policies based on the best assumptions, judgments and opinions of management. Following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of its financial statements. Actual results may differ from these estimates under different assumptions or conditions.
     Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. Navios Holdings has described below what it believes are its most critical accounting policies that involve a high degree of judgment and the methods of their application. For a description of all of Navios Holdings’ significant accounting policies, see Note 2 to the consolidated financial statements included in Navios Holdings’ 2010 annual report on Form 20-F and in Navios Holdings’ Form 6-K dated August 8, 2011 filed with the Securities and Exchange Commission and Note 2 to the condensed consolidated financial statements appearing elsewhere in this Form 6-K.
     Use of Estimates: The preparation of consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future drydock dates, the carrying value of investments in affiliates, the selection of useful lives for tangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes, pension benefits, and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.
     Accounting for Derivative Financial Instruments and Hedge Activities: The Company enters into drybulk shipping FFAs as economic hedges relating to identifiable ship and/or cargo positions and as economic hedges of transactions the Company expects to carry out in the normal course of its shipping business. By utilizing certain derivative instruments, including drybulk shipping FFAs, the Company manages the financial risk associated with fluctuating market conditions. In entering into these contracts, the Company has assumed the risk that might arise from the possible inability of counterparties to meet the terms of their contracts.
     The Company also trades drybulk shipping FFAs which are cleared through NOS ASA, a Norwegian clearing house and LCH, the London clearing house. NOS ASA and LCH call for both base and margin collaterals, which are funded by Navios Holdings, and which in turn substantially eliminate counterparty risk. Certain portions of these collateral funds may be restricted at any given time as determined by NOS ASA and LCH. At the end of each calendar quarter, the fair value of drybulk shipping FFAs traded over-the-counter are determined from an index published in London, United Kingdom and the fair value of those FFAs traded with NOS ASA and LCH are determined from the NOS and LCH valuations accordingly.
     The Company records all of its derivative financial instruments and hedges as economic hedges except for those qualifying for hedge accounting. Gains or losses of instruments qualifying for hedge accounting as cash flow hedges are reflected under “Accumulated Other Comprehensive Income” in stockholders’ equity, while those instruments that do not meet the criteria for hedge accounting are reflected in the statements of income. For FFAs that qualify for hedge accounting, the changes in fair values of the effective portion representing unrealized gain or losses are recorded under “Accumulated Other Comprehensive Income” in stockholders’ equity while the unrealized gains or losses of the FFAs not qualifying for hedge accounting, together with the ineffective portion of those qualifying for hedge accounting are recorded in the statement of operations under “Gain/(loss) on derivatives”. The gains included in “Accumulated Other Comprehensive Income” are being reclassified to earnings under “Revenue” in the statements of income in the same period or periods during which the hedged forecasted transaction affects earnings. During the six month period ended June 30, 2011 and 2010, no amounts were included in “Accumulated Other Comprehensive Income” and reclassified to earnings.
     The Company classifies cash flows related to derivative financial instruments within cash provided by operating activities in the consolidated statements of cash flows.
     Stock-based Compensation: On October 18, 2007 and December 16, 2008, the Compensation Committee of the Board of Directors authorized the issuance of restricted common stock, restricted stock units and stock options in accordance with the Company’s stock option plan for its employees, officers and directors. The Company awarded shares of restricted common stock and restricted stock units to its employees, officers and directors and stock options to its officers and directors, based on service conditions only, which vest over two or three years and three years, respectively. On December 17, 2009 and December 16, 2010, the Company authorized the issuance of shares of restricted common stock, restricted stock units and stock options in accordance with the Company’s stock option plan for its employees, officers and directors. The awards on December 17, 2009 and December 16, 2010 of restricted common stock and restricted stock units to its employees, officers and directors vest over three years.
     The fair value of stock option grants is determined with reference to option pricing models, principally adjusted Black-Scholes models. The fair value of restricted stock and restricted stock units is determined by reference to the quoted stock price on the date of grant. Compensation expense, net of estimated forfeitures, is recognized based on a graded expense model over the vesting period.
     Impairment of Long-lived Assets: Vessels, other fixed assets, other long lived assets and certain identifiable intangibles held and used by Navios Holdings are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. In accordance with accounting for long-lived assets, management determines projected undiscounted cash flows for each asset and compares it to its carrying amount. In the event that projected undiscounted cash flows for an asset is less than its carrying amount, management reviews fair values and compares them to the asset’s carrying amount. In the event that impairment occurs, an impairment charge is recognized by comparing the asset’s carrying amount to its fair value. For the purposes of assessing impairment, long lived-assets are grouped at the lowest levels for which there are separately identifiable cash flows.

     For the three and six month period ended June 30, 2011 and 2010, the management of Navios Holdings, after considering various indicators, including but not limited to the market price of its long-lived assets, its contracted revenues and cash flows and the economic outlook, concluded that no triggering event occurred on the long-lived assets of Navios Holdings.
     Although management believes the underlying indicators supporting this assessment are reasonable, if charter rate trends and the length of the current market downturn continue, management may be required to perform impairment analysis in the future that could expose Navios Holdings to material impairment charges in the future.
     No impairment loss was recognized for any of the periods presented.
     Vessel, Port Terminal, Tanker Vessels, Barges, Push boats and Other Fixed Assets, net: Vessels, port terminal, tanker vessels, barges, push boats and other fixed assets acquired as parts of business combinations are recorded at fair value on the date of acquisition. Vessels acquired as asset acquisitions are stated at historical cost, which consists of the contract price and any material expenses incurred upon acquisition (improvements and delivery expenses). Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earnings capacity or improve the efficiency or safety of the vessels. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement and any gain or loss is included in the accompanying consolidated statements of income.
     Expenditures for routine maintenance and repairs are expensed as incurred.
     Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value.
     Annual depreciation rates used, which approximate the useful life of the assets, are:

Vessels	25 years
Port facilities and transfer station	3 to 40 years
Tanker vessels, barges and push boats	15 to 44 years
Furniture, fixtures and equipment	3 to 10 years
Computer equipment and software	5 years
Leasehold improvements	shorter of lease term or 6 years
     Management estimates the residual values of the Company’s vessels based on a scrap value of $285 per lightweight ton, as the Company believes this level is common in the shipping industry. Management estimates the useful life of its vessels to be 25 years from the vessel’s original construction. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective. An increase in the useful life of a vessel or in its residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation charge.
     Deferred Drydock and Special Survey Costs: The Company’s vessels, barges and push boats are subject to regularly scheduled drydocking and special surveys which are carried out every 30 and 60 months, respectively for oceangoing vessels and every 84 months for pushboats and barges, to coincide with the renewal of the related certificates issued by the Classification Societies, unless a further extension is obtained in rare cases and under certain conditions. The costs of drydocking and special surveys is deferred and amortized over the above periods or to the next drydocking or special survey date if such has been determined. Unamortized drydocking or special survey costs of vessels, barges and push boats sold are written off to income in the year the vessel, barge or push boat is sold. When vessels are acquired, the portion of the vessels’ capitalized cost that relates to drydocking or special survey is treated as a separate component of the vessels’ cost and is deferred and amortized as above. This cost is determined by reference to the estimated economic benefits to be derived until the next drydocking or special survey.
     Goodwill and Other Intangibles:
     (i) Goodwill: As required by the accounting guidance, goodwill acquired in a business combination initiated after June 30, 2001 is not to be amortized. Goodwill is tested for impairment at the reporting unit level at least annually and written down with a charge to operations if its carrying amount exceeds the estimated implied fair value.
     The Company will evaluate impairment of goodwill using a two-step process. First, the aggregate fair value of the reporting unit is compared to its carrying amount, including goodwill. The Company determines the fair value of the reporting unit based on a combination of discounted cash flow analysis and an industry market multiple.
     If the fair value of a reporting unit exceeds the carrying amount, no impairment exists. If the carrying amount of the reporting unit exceeds the fair value, then the Company must perform the second step to determine the implied fair value of the reporting unit’s goodwill and compare it with its carrying amount. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all the assets and liabilities of that reporting unit, as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price. If the carrying amount of the goodwill exceeds the implied fair value, then goodwill impairment is recognized by writing the goodwill down to its implied fair value.
     No impairment loss was recognized for any of the periods presented.
     (ii) Intangibles Other than Goodwill: Navios Holdings’ intangible assets and liabilities consist of favorable lease terms, unfavourable lease terms, customer relationships, trade name, port terminal operating rights, backlog assets and liabilities. The fair value of the trade name was determined based on the “relief from royalty” method which values the trade name based on the estimated amount that a company would have to pay in an arms-length transaction to use that trade name. The asset is being amortized under the straight line method over 32 years.
     The fair value of customer relationships was determined based on the “excess earnings” method, which relies upon the future cash flow generating ability of the asset. The asset is amortized under the straight line method over 20 years.
     Other intangibles that are being amortized, such as the amortizable portion of favorable leases, port terminal operating rights, and backlog assets and liabilities, would be considered impaired if their carrying value could not be recovered from the future undiscounted cash flows associated with the asset. Vessel purchase options, which are included in favorable lease terms, are not amortized and would be considered impaired if the carrying value of an option, when added to the option price of the vessel, exceeded the fair value of the vessel.
     When intangible assets or liabilities associated with the acquisition of a vessel are identified, they are recorded at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where charter rates are higher than market charter rates, an asset is recorded, being the difference between the acquired charter rate and the market charter rate for an equivalent vessel. Where charter rates are less than market charter rates, a liability is recorded, being the difference between the assumed charter rate and the market charter rate for an equivalent vessel. The determination of the fair value of acquired assets and assumed liabilities requires us to make significant assumptions and estimates of many variables including market charter rates, expected future charter rates, the level of utilization of our vessels and our weighted average cost of capital. The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on our financial position and results of operations.
     The amortizable value of favorable and unfavorable leases is amortized over the remaining life of the lease term and the amortization expense is included in the statement of operations in the Depreciation and Amortization line item. The amortizable value of favorable leases would be considered impaired if its fair market value could not be recovered from the future undiscounted cash flows associated with the asset. Vessel purchase options that have not been exercised, which are included in favorable lease terms, are not amortized and would be considered impaired if the carrying value of an option, when added to the option price of the vessel, exceeded the fair value of the vessel. As of June 30, 2011 there was no impairment of intangible assets.
     Vessel purchase options, which are included in favorable leases, are not amortized and when the purchase option is exercised the asset will be capitalized as part of the cost of the vessel and will be depreciated over the remaining useful life of the vessel. Vessel purchase options which are included in unfavorable lease terms are not amortized and when the purchase option is exercised by the charterer and the underlying vessel is sold, it will be recorded as part of “gain/loss on sale of the assets”. If the option is not exercised at the expiration date, it will be written-off to the statements of income.
     Investment in Available for Sale Securities: The Company classifies its existing marketable equity securities as available-for-sale. These securities are carried at fair value, with unrealized gains and losses excluded from earnings and reported directly in stockholders’ equity as a component of other comprehensive income (loss) unless an unrealized loss is considered “other-than-temporary,” in which case it is transferred to the statements of income. Management evaluates securities for other than temporary impairment (“OTTI”) on a quarterly basis. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the investee, and (3) the intent and ability of the Company to retain its investment in the investee for a period of time sufficient to allow for any anticipated recovery in fair value.
     As of June 30, 2011 and December 31, 2010, the Company’s unrealized holding gains related to these AFS Securities included in “Accumulated Other Comprehensive Income” were $26.5 million and $32.6 million, respectively. Based on the Company’s OTTI analysis, management considers the decline in market valuation of these securities to be temporary. However, there is the potential for future impairment charges relative to these equity securities if their fair values do not recover and our OTTI analysis indicates such write downs are necessary.
Recent Accounting Pronouncements
Fair Value Disclosures
     In January 2010, the Financial Accounting Standards Board (“FASB”) issued amended standards requiring additional fair value disclosures. The amended standards require disclosures of transfers in and out of Levels 1 and 2 of the fair value hierarchy, as well as requiring gross basis disclosures for purchases, sales, issuances and settlements within the Level 3 reconciliation. Additionally, the update clarifies the requirement to determine the level of disaggregation for fair value measurement disclosures and to disclose valuation techniques and inputs used for both recurring and nonrecurring fair value measurements in either Level 2 or Level 3. Navios Holdings adopted the new guidance in the first quarter of fiscal year 2010, except for the disclosures related to purchases, sales, issuance and settlements within Level 3, which is effective for Navios Holdings beginning in the first quarter of fiscal year 2011. The adoption of the new standard did not have a significant impact on Navios Holdings’ consolidated financial statements.
Supplementary Pro Forma Information for Business Combinations
     In December 2010, the FASB issued an amendment of the Accounting Standards Codification regarding Business Combinations. This amendment affects any public entity as defined by Topic 805 that enters into business combinations that are material on an individual or aggregate basis. The amendments specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments in this update also expand the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments are effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Navios Holdings adopted these new requirements in fiscal 2011 and the adoption did not have a significant impact on Navios Holdings’ consolidated financial statements.
Fair Value Measurement
     In May 2011, FASB issued amendments to achieve common fair value measurement and disclosure requirements. The new guidance (i) prohibits the grouping of financial instruments for purposes of determining their fair values when the unit of accounting is specified in another guidance, unless the exception provided for portfolios applies and is used; (ii) prohibits the application of a blockage factor in valuing financial instruments with quoted prices in active markets and (iii) extends that prohibition to all fair value measurements. Premiums or discounts related to size as a characteristic of the entity’s holding (that is, a blockage factor) instead of as a characteristic of the asset or liability (for example, a control premium), are not permitted. A fair value measurement that is not a Level 1 measurement may include premiums or discounts other than blockage factors when market participants would incorporate the premium or discount into the measurement at the level of the unit of accounting specified in another guidance. The new guidance aligns the fair value measurement of instruments classified within an entity’s shareholders’ equity with the guidance for liabilities. As a result, an entity should measure the fair value of its own equity instruments from the perspective of a market participant that holds the instruments as assets. The disclosure requirements have been enhanced. The most significant change will require entities, for their recurring Level 3 fair value measurements, to disclose quantitative information about unobservable inputs used and to include a description of the valuation processes used by the entity, and a qualitative discussion about the sensitivity of the measurements. In addition, entities must report the level in the fair value hierarchy of assets and liabilities not recorded at fair value but where fair value is disclosed. The new guidance is effective for interim and annual periods beginning on or after December 15, 2011, with early adoption prohibited. The new guidance will require prospective application. The adoption of the new standard is not expected to have a significant impact on Navios Holdings’ consolidated financial statements.
Presentation of Comprehensive Income
     In June 2011, the FASB issued an update in the presentation of comprehensive income. According to the update, an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The statement of other comprehensive income should immediately follow the statement of net income and include the components of other comprehensive income and a total for other comprehensive income, along with a total for comprehensive income. Regardless of whether an entity chooses to present comprehensive income in a single continuous statement or in two separate but consecutive statements, the entity is required to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of other comprehensive income are presented. The amendments in this update do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted, because compliance with the amendments is already permitted. The amendments do not require any transition disclosures. The adoption of the new amendments is not expected to have a significant impact on Navios Holdings’ consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.

NAVIOS MARITIME HOLDINGS INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of U.S. dollars — except share data)

		June 30,
		2011	December 31,
	Note	(unaudited)	2010
ASSETS
Current assets
Cash and cash equivalents	4	$342,354	207,410
Restricted cash		19,097	34,790
Accounts receivable, net		94,359	70,388
Short-term derivative asset	8	1,208	1,420
Due from affiliate companies	11	30,208	2,603
Prepaid expenses and other current assets		33,935	33,354

Total current assets		521,161	349,965

Deposits for vessel acquisitions	5	1,511	377,524
Vessels, port terminal and other fixed assets, net	5	1,768,416	2,249,677
Long-term derivative assets	8	150	149
Restricted cash		—	18,787
Other long-term assets		62,611	60,132
Investments in affiliates	3,14	118,594	18,695
Investments in available for sale securities		102,963	99,078
Intangible assets other than goodwill	6	255,240	327,703
Goodwill		160,336	175,057

Total noncurrent assets		2,469,821	3,326,802

Total assets		$2,990,982	$3,676,767

LIABILITIES AND EQUITY
Current liabilities
Accounts payable		$44,570	$49,496
Dividends payable		6,100	7,214
Accrued expenses		77,228	62,417
Deferred income and cash received in advance	11	24,159	17,682
Short-term derivative liability	8	—	245
Current portion of capital lease obligations		16,341	1,252
Current portion of long-term debt	7	58,613	63,297

Total current liabilities		227,011	201,603

Senior and ship mortgage notes, net of discount	7	945,257	1,093,787
Long-term debt, net of current portion	7	500,992	918,826
Capital lease obligations, net of current portion		15,308	31,009
Unfavorable lease terms	6	47,976	56,875
Other long-term liabilities and deferred income	11	45,114	36,020
Deferred tax liability		20,844	21,104

Total noncurrent liabilities		1,575,491	2,157,621

Total liabilities		1,802,502	2,359,224

Commitments and contingencies	10	—	—
Stockholders’ equity
Preferred stock — $0.0001 par value, authorized 1,000,000 shares, 8,479 issued and outstanding as of June 30, 2011 and December 31, 2010, respectively.		—	—
Common stock — $0.0001 par value, authorized 250,000,000 shares, issued and outstanding 101,686,343 and 101,563,766 as of June 30, 2011 and December 31, 2010, respectively.	9	10	10
Additional paid-in capital	9	533,679	531,265
Accumulated other comprehensive income		26,549	32,624
Retained earnings		495,348	495,684

Total Navios Holdings’ stockholders’ equity		1,055,586	1,059,583

Noncontrolling interest		132,894	257,960

Total stockholders’equity		1,188,480	1,317,543

Total liabilities and stockholders’ equity		$2,990,982	$3,676,767

See unaudited notes to condensed consolidated financial statements

NAVIOS MARITIME HOLDINGS INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Expressed in thousands of U.S. dollars — except share and per share data)

		Three Month	Three Month	Six Month	Six Month
		Period Ended	Period Ended	Period Ended	Period Ended
	Note	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
		(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue	12	$165,353	$165,445	$347,125	$319,814
Time charter, voyage and port terminal expenses		(62,598)	(72,230)	(121,712)	(148,731)
Direct vessel expenses		(31,657)	(21,109)	(65,675)	(41,153)
General and administrative expenses		(13,911)	(11,351)	(26,685)	(23,544)

Depreciation and amortization	5,6	(24,397)	(22,366)	(57,718)	(47,307)
Interest income/expense and finance cost, net		(25,133)	(20,982)	(54,570)	(42,391)
Gain/(loss) on derivatives	8	303	5,880	(82)	4,042
Gain on sale of assets	3	38,787	1,751	38,787	26,134
Gain/(loss) on change in control	3,8,11	—	17,742	(35,325)	17,742
Loss on bond extinguishment	7	—	—	(21,199)	—
Other expense, net		(2,565)	(3,005)	(3,540)	(6,804)

Income/(loss) before equity in net earnings of affiliated companies		44,182	39,775	(594)	57,802
Equity in net earnings of affiliated companies	11	7,731	8,172	14,746	19,756

Income before taxes		$51,913	$47,947	$14,152	$77,558
Income tax (expense)/benefit		(1,085)	133	(181)	901

Net income		50,828	48,080	13,971	78,459
Less: Net loss/(income) attributable to the noncontrolling interest		22	(1,571)	(1,251)	(649)
Preferred stock dividends of subsidiary		—	—	(27)	—
Preferred stock dividends attributable to the noncontrolling interest		—	—	12	—

Net income attributable to Navios Holdings common stockholders		$50,850	$46,509	$12,705	$77,810

Basic net earnings per share attributable to Navios Holdings common stockholders		$0.50	$0.46	$0.12	$0.76

Weighted average number of shares, basic	13	100,949,505	100,470,187	100,901,279	100,447,992

Diluted net earnings per share attributable to Navios Holdings common stockholders		$0.46	$0.41	$0.12	$0.69

Weighted average number of shares, diluted	13	110,327,472	114,550,664	110,318,726	114,313,472

See unaudited notes to condensed consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of U.S. dollars)

		Six Month	Six Month
		Period Ended	Period Ended
	Note	June 30, 2011	June 30, 2010
		(unaudited)	(unaudited)
OPERATING ACTIVITIES:
Net income		$13,971	$78,459
Adjustments to reconcile net income to net cash provided by operating activities:
Non cash adjustments		72,812	19,050
Increase in operating assets		(40,783)	(18,613)
Increase/(decrease) in operating liabilities		32,142	(17,238)
Payments for drydock and special survey costs		(4,990)	(6,729)

Net cash provided by operating activities		73,152	54,929

INVESTING ACTIVITIES:
Consolidation of subsidiary, net of cash assumed	3	—	3,125
Deconsolidation of Navios Acquisition		(72,425)	—
Decrease/(increase) in restricted cash for asset acquisitions		778	(67,250)
Acquisition of General Partner units		(2,052)	(3,566)
Acquisition of vessels	5	(56,059)	(69,808)
Deposits for vessel acquisitions	5	(4,499)	(294,582)
Receipts from finance lease		—	293
Proceeds from sale of assets	5	120,000	303,832
Purchase of property and equipment	5	(32,274)	(5,008)

Net cash used in investing activities		(46,531)	(132,964)

FINANCING ACTIVITIES:
Proceeds from long-term loan, net of deferred finance fees	7	54,613	228,798
Repayment of long-term debt	7	(165,847)	(86,717)
Repayment of Senior Notes	7	(300,000)	—
Proceeds from issuance of Senior Notes, net of deferred finance fees	7	534,309	—
Dividends paid		(14,182)	(13,482)
Issuance of common stock		415	275
Payments of obligations under capital leases	5	(612)	—
Increase in restricted cash		(373)	(2,250)
Dividends to noncontrolling shareholders		—	(470)

Net cash provided by financing activities		108,323	126,154

Increase in cash and cash equivalents		134,944	48,119

Cash and cash equivalents, beginning of period		207,410	173,933

Cash and cash equivalents, end of period		$342,354	$222,052

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest		$33,059	$44,955
Cash paid for income taxes		$832	$480

Non-cash investing and financing activities
For issuance of preferred stock in connection with the acquisition of vessels see Note 5 and 9.		$—	$12,201
Equity in net earnings of affiliated companies		$14,746	$19,756
Dividends declared but not paid		$6,100	$6,058
Capital lease obligations		$—	$16,327
Other long-term liabilities		$—	$16,693
Non-cash investing and financing activities
•	See Note 14 for investments in available for sale securities.
See unaudited notes to condensed consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in thousands of U.S. dollars — except share data)

							Accumulated	Total
	Number of		Number of		Additional		Other	Navios Holdings’
	Preferred	Preferred	Common	Common	Paid-in	Retained	Comprehensive	Stockholders’	Noncontrolling
	Shares	Stock	Shares	Stock	Capital	Earnings	Income/(Loss)	Equity	Interest	Total Equity
Balance December 31, 2009	8,201	—	100,874,199	10	533,729	376,585	15,156	925,480	135,270	1,060,750
Net income	—	—	—	—	—	77,810	—	77,810	649	78,459
Other comprehensive income/(loss):
— Unrealized holding gains on investments in available-for-sale securities	—	—	—	—	—	—	1,217	1,217	—	1,217

Total comprehensive income								79,027	649	79,676
Noncontrolling interest of Navios Acquisition	—	—	—	—	—	—	—	—	60,556	60,556
Release of Escrow of Navios Logistics	—	—	—	—	—	—	—	—	10,869	10,869
Contribution to noncontrolling shareholders of Navios Logistics	—	—	—	—	—	—	—	—	(467)	(467)
Issuance of preferred stock (Note 9)	2,080	—	—	—	12,197	—	—	12,197	—	12,197
Stock-based compensation expenses	—	—	99,530	—	1,484	—	—	1,484	—	1,484
Dividends declared/ paid	—	—	—	—	—	(13,068)	—	(13,068)	—	(13,068)

Balance June 30, 2010 (unaudited)	10,281	$—	100,973,729	$10	$547,410	$441,327	$16,373	$1,005,120	$206,877	$1,211,997

Balance December 31, 2010	8,479	—	101,563,766	10	531,265	495,684	32,624	1,059,583	257,960	1,317,543
Net income	—	—	—	—	—	12,705		12,705	1,251	13,956
Other comprehensive income/(loss):
— Unrealized holding losses on investments in available-for-sale securities	—	—	—	—	—	—	(6,075)	(6,075)	—	(6,075)

Total comprehensive income	—	—	—	—	—	—	—	6,630	1,251	7,881
Stock-based compensation expenses	—	—	122,577	—	2,414	—	—	2,414	—	2,414
Dividends paid by subsidiary to noncontrolling shareholders on common stock and preferred stock	—	—	—	—	—	—	—	—	(1,148)	(1,148)
Preferred stock dividends of subsidiary attributable to the noncontrolling interest	—	—	—	—	—	—	—	—	15	15
Navios Acquisition deconsolidation (Note 3)	—	—	—	—	—	—	—	—	(125,184)	(125,184)
Dividends declared/ paid	—	—	—	—	—	(13,041)	—	(13,041)	—	(13,041)

Balance June 30, 2011 (unaudited)	8,479	$—	101,686,343	$10	$533,679	$495,348	$26,549	$1,055,586	$132,894	$1,188,480

See unaudited notes to condensed consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
NOTE 1 — DESCRIPTION OF BUSINESS
     On August 25, 2005, pursuant to a Stock Purchase Agreement dated February 28, 2005, as amended, by and among International Shipping Enterprises, Inc. (“ISE”), Navios Maritime Holdings Inc. (“Navios Holdings” or the “Company”) and all the shareholders of Navios Holdings, ISE acquired Navios Holdings through the purchase of all of the outstanding shares of common stock of Navios Holdings. As a result of this acquisition, Navios Holdings became a wholly owned subsidiary of ISE. In addition, on August 25, 2005, simultaneously with the acquisition of Navios Holdings, ISE effected a reincorporation from the State of Delaware to the Republic of the Marshall Islands through a downstream merger with and into its newly acquired wholly owned subsidiary, whose name was and continues to be Navios Maritime Holdings Inc.
     Navios Holdings is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of drybulk commodities, including iron ore, coal and grain.
Navios Logistics
     On January 1, 2008, pursuant to a share purchase agreement, Navios Holdings contributed (i) $112,200 in cash and (ii) the authorized capital stock of its wholly owned subsidiary Corporacion Navios Sociedad Anonima (“CNSA”) in exchange for the issuance and delivery of 12,765 shares of Navios South American Logistics Inc. (“Navios Logistics”), representing 63.8% (or 67.2% excluding contingent consideration) of its outstanding stock. Navios Logistics acquired all ownership interests in the Horamar Group (“Horamar”) in exchange for (i) $112,200 in cash, of which $5,000 was initially kept in escrow and payable upon the attainment of certain EBITDA targets during specified periods through December 2008 (the “EBITDA Adjustment”) and (ii) the issuance of 7,235 shares of Navios Logistics representing 36.2% (or 32.8% excluding contingent consideration) of Navios Logistics’ outstanding stock, of which 1,007 shares were initially kept in escrow pending attainment of certain EBITDA targets. In November 2008, $2,500 in cash and 503 shares were released from escrow when Horamar achieved the interim EBITDA target. As a result, Navios Holdings owned 65.5% (excluding 504 shares that remained in escrow as of such November 2008 date) of Navios Logistics.
     On March 20, 2009, August 19, 2009, and December 30, 2009, the agreement pursuant to which Navios Logistics acquired CNSA and Horamar was amended to postpone until June 30, 2010 the date for determining whether the EBITDA target was achieved. On June 17, 2010, $2,500 in cash and the 504 shares remaining in escrow were released from escrow upon the achievement of the EBITDA target threshold. Following the release of the remaining shares that were held in escrow, Navios Holdings currently owns 63.8% of Navios Logistics.
     Navios Logistics is one of the largest companies in the Hidrovia region of South America, serving the storage and marine transportation needs of its customers through two port storage and transfer facilities, one for grain commodities and the other for refined petroleum products, and a diverse fleet consisting of vessels, barges and pushboats.
Navios Acquisition
     On July 1, 2008, the Company completed the initial public offering, or the IPO, of its subsidiary, Navios Maritime Acquisition Corporation (“Navios Acquisition”) (NYSE: NNA). At the time of the IPO, Navios Acquisition was a blank check company. In the offering, Navios Acquisition sold 25,300,000 units for an aggregate purchase price of $253,000. Each unit consisted of one share of Navios Acquisition’s common stock and one warrant. Navios Acquisition, at the time, was not a controlled subsidiary of the Company but was accounted for under the equity method due to the Company’s significant influence over Navios Acquisition.
     Navios Holdings has purchased 6,337,551 shares of Navios Acquisition’s common stock for $63,230 in open market purchases. Moreover, on May 28, 2010, certain shareholders of Navios Acquisition redeemed 10,021,399 shares pursuant to redemption rights granted in the IPO upon de-“SPAC”-ing. As of May 28, 2010, following these transactions, Navios Holdings owned 12,372,551 shares, or 57.3%, of the outstanding common stock of Navios Acquisition. On that date, Navios Holdings acquired control over Navios Acquisition, and consequently concluded a business combination had occurred and consolidated the results of Navios Acquisition from that date until March 30, 2011.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
     On March 30, 2011, Navios Holdings exchanged 7,676,000 shares of Navios Acquisition common stock it held for 1,000 shares of non-voting Series C preferred stock of Navios Acquisition pursuant to an Exchange Agreement between Navios Acquisition and Navios Holdings (“Navios Acquisition Share Exchange”). The fair value of the exchange was $30,474. Following the Navios Acquisition Share Exchange, Navios Holdings has 45% of the voting power and 53.7% of the economic interest in Navios Acquisition. As a result, from March 30, 2011, Navios Acquisition is considered an affiliate entity and is not a controlled subsidiary of the Company, and the investment in Navios Acquisition is accounted for under the equity method due to Navios Holdings’ significant influence over Navios Acquisition. From March 30, 2011, Navios Acquisition is being accounted for under the equity method based on Navios Holdings’ 53.7% economic interest since the preferred stock is considered, in substance common stock for accounting purposes.
     Navios Acquisition is an owner and operator of tanker vessels focusing in the transportation of petroleum products (clean and dirty) and bulk liquid chemicals.
NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
(a)	Basis of presentation: The accompanying interim condensed consolidated financial statements are unaudited, but, in the opinion of management, reflect all adjustments for a fair statement of Navios Holdings’ consolidated financial positions, statement of changes in equity, statements of income and cash flows for the periods presented. Adjustments consist of normal, recurring entries. The results of operations for the interim periods are not necessarily indicative of results for the full year. The footnotes are condensed as permitted by the requirements for interim financial statements and accordingly, do not include information and disclosures required under United States generally accepted accounting principles (“GAAP”) for complete financial statements. The December 31, 2010 balance sheet data was derived from audited financial statements, but do not include all disclosures required by U.S. GAAP. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements and notes included on Form 6-K dated August 8, 2011 and in Navios Holdings’ 2010 management discussion and analysis in the annual report filed on Form 20-F with the Securities and Exchange Commission (“SEC”).

(b)	Principles of consolidation: The accompanying interim consolidated financial statements include the accounts of Navios Holdings, a Marshall Islands corporation, and its majority owned subsidiaries. All significant intercompany balances and transactions have been eliminated in the consolidated statements.
     Subsidiaries: Subsidiaries are those entities in which the Company has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies. The acquisition method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition. The excess of the cost of acquisition over the fair value of the net assets acquired and liabilities assumed is recorded as goodwill.
     Investments in Affiliates and Joint Ventures: Affiliates are entities over which the Company generally has between 20% and 50% of the voting rights, or over which the Company has significant influence, but does not exercise control. Joint ventures are entities over which neither partner exercises full control. Investments in these entities are accounted for under the equity method of accounting. Under this method, the Company records an investment in the stock of an affiliate or joint venture at cost, and adjusts the carrying amount for its share of the earnings or losses of the affiliate or joint venture subsequent to the date of investment and reports the recognized earnings or losses in income. Dividends received from an affiliate or joint ventures reduce the carrying amount of the investment. When the Company’s share of losses in an affiliate or joint venture equals or exceeds its interest in the affiliate, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliate or the joint venture.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
Entities included in the consolidation:

		Effective
	Nature /	Ownership	Country of	Statement of Operations
Company Name	Vessel Name	Interest	Incorporation	2011	2010
Navios Maritime Holdings Inc.	Holding Company	100%	Marshall Is.	1/1 — 6/30	1/1 — 6/30
Navios Corporation	Sub-Holding Company	100%	Marshall Is.	1/1 — 6/30	1/1 — 6/30
Navios International Inc.	Operating Company	100%	Marshall Is.	1/1 — 6/30	1/1 — 6/30
Navimax Corporation	Operating Company	100%	Marshall Is.	1/1 — 6/30	1/1 — 6/30
Navios Handybulk Inc.	Operating Company	100%	Marshall Is.	1/1 — 6/30	1/1 — 6/30
Hestia Shipping Ltd.	Operating Company	100%	Malta	1/1 — 6/30	1/1 — 6/30
Anemos Maritime Holdings Inc.	Sub-Holding Company	100%	Marshall Is.	1/1 — 6/30	1/1 — 6/30
Navios ShipManagement Inc.	Management Company	100%	Marshall Is.	1/1 — 6/30	1/1 — 6/30
NAV Holdings Limited	Sub-Holding Company	100%	Malta	1/1 — 6/30	1/1 — 6/30
Kleimar N.V.	Operating Company/Vessel	100%	Belgium	1/1 — 6/30	1/1 — 6/30
	Owning Company
Kleimar Ltd.	Operating Company	100%	Marshall Is.	1/1 — 6/30	1/1 — 6/30
Bulkinvest S.A.	Operating Company	100%	Luxembourg	1/1 — 6/30	1/1 — 6/30
Primavera Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 — 6/30	1/1 — 6/30
Ginger Services Co.	Operating Company	100%	Marshall Is.	1/1 — 6/30	1/1 — 6/30
Aquis Marine Corp.	Sub-Holding Company	100%	Marshall Is.	1/1 — 6/30	3/23 — 6/30
Navios Tankers Management Inc.	Management Company	100%	Marshall Is.	1/1 — 6/30	3/24 — 6/30
Astra Maritime Corporation	Operating Company	100%	Marshall Is.	1/1 — 6/30	1/1 — 6/30
Achilles Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 — 6/30	1/1 — 6/30
Apollon Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 — 6/30	1/1 — 6/30
Herakles Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 — 6/30	1/1 — 6/30
Hios Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 — 6/30	1/1 — 6/30
Ionian Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 — 6/30	1/1 — 6/30
Kypros Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 — 6/30	1/1 — 6/30
Meridian Shipping Enterprises Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 — 6/30	1/1 — 6/30
Mercator Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 — 6/30	1/1 — 6/30
Arc Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 — 6/30	1/1 — 6/30
Horizon Shipping Enterprises Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 — 6/30	1/1 — 6/30
Magellan Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 — 6/30	1/1 — 6/30
Aegean Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 — 6/30	1/1 — 6/30
Star Maritime Enterprises Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 — 6/30	1/1 — 6/30
Corsair Shipping Ltd.	Vessel Owning Company	100%	Marshall Is	1/1 — 6/30	1/1 — 6/30
Rowboat Marine Inc.	Vessel Owning Company	100%	Marshall Is	1/1 — 6/30	1/1 — 6/30
Hyperion Enterprises Inc.	Vessel Owning Company	100%	Marshall Is.	—	1/1 — 1/7
Beaufiks Shipping Corporation	Vessel Owning Company	100%	Marshall Is	1/1 — 6/30	1/1 — 6/30
Nostos Shipmanagement Corp.	Vessel Owning Company	100%	Marshall Is.	1/1 — 6/30	1/1 — 6/30
Aegean Sea Maritime Holdings Inc.	Sub-Holding Company	100%	Marshall Is.	—	3/18 — 5/27
Amorgos Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	—	3/18 — 5/27
Andros Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	—	3/18 — 5/27
Antiparos Shipping Corporation (2)	Vessel Owning Company	100%	Marshall Is.	—	3/18 — 5/27

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)

		Effective
	Nature /	Ownership	Country of	Statement of Operations
Company Name	Vessel Name	Interest	Incorporation	2011	2010
Ikaria Shipping Corporation (2)	Vessel Owning Company	100%	Marshall Is.	—	3/18 — 5/27
Kos Shipping Corporation (2)	Vessel Owning Company	100%	Marshall Is.	—	3/18 — 5/27
Mytilene Shipping Corporation (2)	Vessel Owning Company	100%	Marshall Is.	—	3/18 — 5/27
Skiathos Shipping Corporation (2)	Vessel Owning Company	100%	Marshall Is.	—	3/18 — 5/27
Syros Shipping Corporation (2)	Vessel Owning Company	100%	Marshall Is.	—	3/18 — 5/27
Skopelos Shipping Corporation	Vessel Owning Company	100%	Cayman Is.	—	3/18 — 5/27
Sifnos Shipping Corporation (2)	Vessel Owning Company	100%	Marshall Is.	—	3/18 — 5/27
Ios Shipping Corporation	Vessel Owning Company	100%	Cayman Is.	—	3/18 — 5/27
Thera Shipping Corporation (2)	Vessel Owning Company	100%	Marshall Is.	—	3/18 — 5/27
Rhodes Shipping Corporation (2)	Vessel Owning Company	100%	Marshall Is.	—	3/18 — 5/27
Crete Shipping Corporation (2)	Vessel Owning Company	100%	Marshall Is.	—	3/18 — 5/27
Tinos Shipping Corporation (2)	Vessel Owning Company	100%	Marshall Is.	—	3/18 — 5/27
Portorosa Marine Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 — 6/30	1/1 — 6/30
Shikhar Ventures S.A	Vessel Owning Company	100%	Liberia	1/1 — 6/30	1/1 — 6/30
Sizzling Ventures Inc.	Operating Company	100%	Liberia	1/1 — 6/30	1/1 — 6/30
Rheia Associates Co.	Operating Company	100%	Marshall Is.	1/1 — 6/30	1/1 — 6/30
Taharqa Spirit Corp.	Operating Company	100%	Marshall Is.	1/1 — 6/30	1/1 — 6/30
Rumer Holding Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 — 6/30	1/1 — 6/30
Chilali Corp.	Vessel Owning Company	100%	Marshall Is.	—	1/1 — 3/17
Pharos Navigation S.A.	Vessel Owning Company	100%	Marshall Is.	1/1 — 6/30	1/1 — 6/30
Pueblo Holdings Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 — 6/30	1/1 — 6/30
Surf Maritime Co.	Vessel Owning Company	100%	Marshall Is.	—	1/1 — 5/19
Quena Shipmanagement Inc.	Operating Company	100%	Marshall Is.	1/1 — 6/30	1/1 — 6/30
Orbiter Shipping Corp.	Vessel Owning Company	100%	Marshall Is.	1/1 — 5/18	1/1 — 6/30
Aramis Navigation	Vessel Owning Company	100%	Marshall Is.	1/1 — 6/30	1/1 — 6/30
White Narcissus Marine S.A.	Vessel Owning Company	100%	Panama	1/1 — 6/30	1/1 — 6/30
Navios G.P. L.L.C.	Operating Company	100%	Marshall Is.	1/1 — 6/30	1/1 — 6/30
Pandora Marine Inc.	Vessel Owning Company	100%	Marshall Is.	—	1/1 — 6/30
Floral Marine Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 — 6/30	1/1 — 6/30
Red Rose Shipping Corp.	Vessel Owning Company	100%	Marshall Is.	1/1 — 6/30	1/1 — 6/30
Customized Development S.A.	Vessel Owning Company	100%	Liberia	—	1/1 — 6/30
Highbird Management Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 — 6/30	1/1 — 6/30
Ducale Marine Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 — 6/30	1/1 — 6/30
Kohylia Shipmanagement S.A.	Vessel Owning Company	100%	Marshall Is.	1/1 — 5/18	1/1 — 6/30
Vector Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 — 6/30	2/16 — 6/30
Faith Marine Ltd.	Vessel Owning Company	100%	Liberia	1/1 — 6/30	5/19 — 6/30
Navios Maritime Finance (US) Inc.	Operating Company	100%	Delaware	1/1 — 6/30	1/1 — 6/30
Navios Maritime Finance II (US) Inc.	Operating Company	100%	Delaware	1/12 — 6/30	—
Solange Shipping Ltd.	Vessel Owning Company	100%	Marshall Is.	5/16 — 6/30	—
Tulsi Shipmanagement Co. (3)	Vessel Owning Company	100%	Marshall Is.	4/20 — 6/30	—
Cinthara Shipping Ltd. (3)	Vessel Owning Company	100%	Marshall Is.	4/28 — 6/30	—
Rawlin Services Co. (3)	Vessel Owning Company	100%	Marshall Is.	5/3 — 6/30	—
Mauve International S.A. (3)	Vessel Owning Company	100%	Marshall Is.	5/16 — 6/30	—

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)

		Effective
	Nature /	Ownership	Country of	Statement of Operations
Company Name	Vessel Name	Interest	Incorporation	2011	2010
Navios Maritime Acquisition Corporation and Subsidiaries(1):
Navios Maritime Acquisition Corporation	Sub-Holding Company	53.7%	Marshall Is.	1/1 — 3/30	5/28 — 6/30
Aegean Sea Maritime Holdings Inc.	Sub-Holding Company	53.7%	Marshall Is.	1/1 — 3/30	5/28 — 6/30
Amorgos Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	1/1 — 3/30	5/28 — 6/30
Andros Shipping Corporation (2)	Vessel Owning Company	53.7%	Marshall Is.	1/1 — 3/30	5/28 — 6/30
Antiparos Shipping Corporation (2)	Vessel Owning Company	53.7%	Marshall Is.	1/1 — 3/30	5/28 — 6/30
Ikaria Shipping Corporation (2)	Vessel Owning Company	53.7%	Marshall Is.	1/1 — 3/30	5/28 — 6/30
Kos Shipping Corporation (2)	Vessel Owning Company	53.7%	Marshall Is.	1/1 — 3/30	5/28 — 6/30
Mytilene Shipping Corporation (2)	Vessel Owning Company	53.7%	Marshall Is.	1/1 — 3/30	5/28 — 6/30
Skiathos Shipping Corporation (2)	Vessel Owning Company	53.7%	Marshall Is.	1/1 — 3/30	5/28 — 6/30
Syros Shipping Corporation (2)	Vessel Owning Company	53.7%	Marshall Is.	1/1 — 3/30	5/28 — 6/30
Skopelos Shipping Corporation	Vessel Owning Company	53.7%	Cayman Is.	1/1 — 3/30	5/28 — 6/30
Sifnos Shipping Corporation (2)	Vessel Owning Company	53.7%	Marshall Is.	1/1 — 3/30	5/28 — 6/30
Ios Shipping Corporation	Vessel Owning Company	53.7%	Cayman Is.	1/1 — 3/30	5/28 — 6/30
Serifos Shipping Corporation (2)	Vessel Owning Company	53.7%	Marshall Is.	1/1 — 3/30	—
Thera Shipping Corporation (2)	Vessel Owning Company	53.7%	Marshall Is.	1/1 — 3/30	5/28 — 6/30
Shinyo Dream Limited	Vessel Owning Company	53.7%	Hong Kong	1/1 — 3/30	—
Shinyo Kannika Limited	Vessel Owning Company	53.7%	Hong Kong	1/1 — 3/30	—
Shinyo Kieran Limited	Vessel Owning Company	53.7%	British Virgin Is.	1/1 — 3/30	—
Shinyo Loyalty Limited	Vessel Owning Company	53.7%	Hong Kong	1/1 — 3/30	—
Shinyo Navigator Limited	Vessel Owning Company	53.7%	Hong Kong	1/1 — 3/30	—
Shinyo Ocean Limited	Vessel Owning Company	53.7%	Hong Kong	1/1 — 3/30	—
Shinyo Saowalak Limited	Vessel Owning Company	53.7%	British Virgin Is.	1/1 — 3/30	—
Crete Shipping Corporation (2)	Vessel Owning Company	53.7%	Marshall Is.	1/1 — 3/30	5/28 — 6/30
Rhodes Shipping Corporation (2)	Vessel Owning Company	53.7%	Marshall Is.	1/1 — 3/30	5/28 — 6/30
Tinos Shipping Corporation (2)	Vessel Owning Company	53.7%	Marshall Is.	1/1 — 3/30	5/28 — 6/30
Folegandros Shipping Corporation(2)	Vessel Owning Company	53.7%	Marshall Is.	1/1 — 3/30	—
Navios Acquisition Finance (US) Inc.	Operating Company	53.7%	Delaware	1/1 — 3/30	—

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)

		Effective
	Nature /	Ownership	Country of	Statement of Operations
Company Name	Vessel Name	Interest	Incorporation	2011	2010
Navios South American Logistics and Subsidiaries:
Navios South American Logistics Inc.	Sub-Holding Company	63.8%	Marshall Is.	1/1 — 6/30	1/1 — 6/30
Corporacion Navios S.A.	Operating Company	63.8%	Uruguay	1/1 — 6/30	1/1 — 6/30
Nauticler S.A.	Sub-Holding Company	63.8%	Uruguay	1/1 — 6/30	1/1 — 6/30
Compania Naviera Horamar S.A.	Vessel-Operating Management Company	63.8%	Argentina	1/1 — 6/30	1/1 — 6/30
Compania de Transporte Fluvial Int S.A.	Sub-Holding Company	63.8%	Uruguay	1/1 — 6/30	1/1 — 6/30
Ponte Rio S.A.	Operating Company	63.8%	Uruguay	1/1 — 6/30	1/1 — 6/30
Thalassa Energy S.A.	Barge-Owning Company	39.9%	Argentina	1/1 — 6/30	1/1 — 6/30
HS Tankers Inc.	Tanker-Owning Company	32.5%	Panama	1/1 — 6/30	1/1 — 6/30
HS Navegation Inc.	Tanker-Owning Company	32.5%	Panama	1/1 — 6/30	1/1 — 6/30
HS Shipping Ltd Inc.	Tanker-Owning Company	39.9%	Panama	1/1 — 6/30	1/1 — 6/30
HS South Inc.	Tanker-Owning Company	39.9%	Panama	1/1 — 6/30	1/1 — 6/30
Petrovia Internacional S.A.	Land-Owning Company	63.8%	Uruguay	1/1 — 6/30	1/1 — 6/30
Mercopar S.A.	Operating/Barge-Owning Company	63.8%	Paraguay	1/1 — 6/30	1/1 — 6/30
Navegacion Guarani S.A.	Operating/Barge and Pushboat- Owning Company	63.8%	Paraguay	1/1 — 6/30	1/1 — 6/30
Hidrovia OSR S.A.	Tanker-Owning Company/Oil Spill Response & Salvage Services	63.8%	Paraguay	1/1 — 6/30	1/1 — 6/30
Mercofluvial S.A.	Operating/Barge and Pushboat-Owning Company	63.8%	Paraguay	1/1 — 6/30	1/1 — 6/30
Petrolera San Antonio S.A. (PETROSAN)	POA Facility- Owning Operating Company	63.8%	Paraguay	1/1 — 6/30	1/1 — 6/30
Stability Oceanways S.A.	Barge and Pushboat-Owning Operating Company	63.8%	Panama	1/1 — 6/30	1/1 — 6/30
Hidronave South American Logistics S.A.	Pushboat-Owning Company	32.5%	Brazil	1/1 — 6/30	1/1 — 6/30
Navarra Shipping Corporation	Tanker-Owning Company	63.8%	Marshall Is.	1/1 — 6/30	4/1 — 6/30
Pelayo Shipping Corporation	Tanker-Owning Company	63.8%	Marshall Is.	1/1 — 6/30	4/1 — 6/30
Varena Maritime Services S.A.	Barge and Pushboat-Owning Operating Company	63.8%	Panama	4/14 — 6/30	—
Navios Logistics Finance (US) Inc.	Operating Company	100%	Delaware	1/16 — 06/30	—

(1)	As of March 30, 2011, following the Navios Acquisition Share Exchange, Navios Holdings’ ownership of the voting stock of Navios Acquisition decreased to 45% and Navios Holdings no longer controls a majority of the voting power of Navios Acquisition. As a result, as of March 30, 2011, Navios Acquisition is no longer consolidated and is accounted for under the equity method of accounting based on Navios Holdings’ 53.7% economic interest in Navios Acquisition since the preferred stock is considered in substance common stock for accounting purposes (Note 3).

(2)	Each company has the rights over a shipbuilding contract of a tanker vessel.

(3)	Each company has the option over a shipbuilding contract of a bulk carrier vessel (Note 5).

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
Affiliates included in the financial statements accounted for under the equity method:

	Nature /	Ownership	Country of	Statement of Operations
Company Name	Vessel Name	Interest	Incorporation	2011	2010
Navios Maritime Partners L.P. (*)	Sub-Holding Company	17.22%	Marshall Is.	1/1 — 6/30	1/1 — 6/30
Navios Maritime Operating L.L.C. (*)	Operating Company	17.22%	Marshall Is.	1/1 — 6/30	1/1 — 6/30
Libra Shipping Enterprises Corporation (*)	Vessel Owning Company	17.22%	Marshall Is.	1/1 — 6/30	1/1 — 6/30
Alegria Shipping Corporation (*)	Vessel Owning Company	17.22%	Marshall Is.	1/1 — 6/30	1/1 — 6/30
Felicity Shipping Corporation (*)	Vessel Owning Company	17.22%	Marshall Is.	1/1 — 6/30	1/1 — 6/30
Gemini Shipping Corporation (*)	Vessel Owning Company	17.22%	Marshall Is.	1/1 — 6/30	1/1 — 6/30
Galaxy Shipping Corporation (*)	Vessel Owning Company	17.22%	Marshall Is.	1/1 — 6/30	1/1 — 6/30
Prosperity Shipping Corporation (*)	Vessel Owning Company	17.22%	Marshall Is.	1/1 — 6/30	1/1 — 6/30
Fantastiks Shipping Corporation (*)	Vessel Owning Company	17.22%	Marshall Is.	1/1 — 6/30	1/1 — 6/30
Aldebaran Shipping Corporation (*)	Vessel Owning Company	17.22%	Marshall Is.	1/1 — 6/30	1/1 — 6/30
Aurora Shipping Enterprises Ltd. (*)	Vessel Owning Company	17.22%	Marshall Is.	1/1 — 6/30	1/1 — 6/30
Sagittarius Shipping Corporation (*)	Vessel Owning Company	17.22%	Marshall Is.	1/1 — 6/30	1/1 — 6/30
Palermo Shipping S.A. (*)	Vessel Owning Company	17.22%	Marshall Is.	1/1 — 6/30	1/1 — 6/30
Customized Development S.A. (*)	Vessel Owning Company	17.22%	Liberia	1/1 — 6/30	—
Pandora Marine Inc. (*)	Vessel Owning Company	17.22%	Marshall Is.	1/1 — 6/30	—
Hyperion Enterprises Inc. (*)	Vessel Owning Company	17.22%	Marshall Is.	1/1 — 6/30	1/8 — 6/30
Chilali Corp. (*)	Vessel Owning Company	17.22%	Marshall Is.	1/1 — 6/30	3/18 — 6/30
JTC Shipping Trading Ltd. (*)	Operating Company	17.22%	Malta	1/1 — 6/30	3/18 — 6/30
Surf Maritime Co. (*)	Vessel Owning Company	17.22%	Marshall Is.	1/1 — 6/30	5/20 — 6/30
Orbiter Shipping Corp.	Vessel Owning Company	100%	Marshall Is.	5/19 — 6/30	—
Kohylia Shipmanagement S.A.	Vessel Owning Company	100%	Marshall Is.	5/19 — 6/30	—
Acropolis Chartering & Shipping Inc.	Brokerage Company	50%	Liberia	1/1 — 6/30	1/1 — 6/30
Navios Maritime Acquisition Corporation (***)	Sub-Holding Company	53.7%	Marshall Is.	3/31 — 6/30	1/1 — 5/27
Aegean Sea Maritime Holdings Inc. (***)	Sub-Holding Company	53.7%	Marshall Is.	3/31 — 6/30	—
Amorgos Shipping Corporation (***)	Vessel Owning Company	53.7%	Marshall Is.	3/31 — 6/30	—
Andros Shipping Corporation (***)	Vessel Owning Company	53.7%	Marshall Is.	3/31 — 6/30	—
Antiparos Shipping Corporation (**)(***)	Vessel Owning Company	53.7%	Marshall Is.	3/31 — 6/30	—
Ikaria Shipping Corporation (**)(***)	Vessel Owning Company	53.7%	Marshall Is.	3/31 — 6/30	—
Kos Shipping Corporation (**)(***)	Vessel Owning Company	53.7%	Marshall Is.	3/31 — 6/30	—
Mytilene Shipping Corporation (**)(***)	Vessel Owning Company	53.7%	Marshall Is.	3/31 — 6/30	—
Skiathos Shipping Corporation (**)(***)	Vessel Owning Company	53.7%	Marshall Is.	3/31 — 6/30	—
Syros Shipping Corporation (**)(***)	Vessel Owning Company	53.7%	Marshall Is.	3/31 — 6/30	—
Skopelos Shipping Corporation (***)	Vessel Owning Company	53.7%	Cayman Is.	3/31 — 6/30	—
Sifnos Shipping Corporation (**)(***)	Vessel Owning Company	53.7%	Marshall Is.	3/31 — 6/30	—
Ios Shipping Corporation (***)	Vessel Owning Company	53.7%	Cayman Is.	3/31 — 6/30	—
Thera Shipping Corporation (**)(***)	Vessel Owning Company	53.7%	Marshall Is.	3/31 — 6/30	—
Shinyo Dream Limited (***)	Vessel Owning Company	53.7%	Hong Kong	3/31 — 6/30	—
Shinyo Kannika Limited (***)	Vessel Owning Company	53.7%	Hong Kong	3/31 — 6/30	—
Shinyo Kieran Limited (***)	Vessel Owning Company	53.7%	British Virgin Is.	3/31 — 6/30	—
Shinyo Loyalty Limited (***)	Vessel Owning Company	53.7%	Hong Kong	3/31 — 6/30	—
Shinyo Navigator Limited (***)	Vessel Owning Company	53.7%	Hong Kong	3/31 — 6/30	—
Shinyo Ocean Limited (***)	Vessel Owning Company	53.7%	Hong Kong	3/31 — 6/30	—
Shinyo Saowalak Limited (***)	Vessel Owning Company	53.7%	British Virgin Is.	3/31 — 6/30	—
Crete Shipping Corporation (**)(***)	Vessel Owning Company	53.7%	Marshall Is.	3/31 — 6/30	—
Rhodes Shipping Corporation (**)(***)	Vessel Owning Company	53.7%	Marshall Is.	3/31 — 6/30	—
Tinos Shipping Corporation (**)(***)	Vessel Owning Company	53.7%	Marshall Is.	3/31 — 6/30	—
Folegandros Shipping Corporation (**)(***)	Vessel Owning Company	53.7%	Marshall Is.	3/31 — 6/30	—
Navios Acquisition Finance (US) Inc (***)	Operating Company	53.7%	Delaware	3/31 — 6/30	—
Serifos Shipping Corporation (**)(***)	Vessel Owning Company	53.7%	Marshall Is.	3/31 — 6/30	—
Amindra Navigation Co.	Operating Company	53.7%	Marshall Is.	4/28 — 6/30	—
Kithira Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	6/7 — 6/30	—
Antikithira Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	6/7 — 6/30	—

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)

(*)	Percentage does not include the ownership of 3,131,415, 1,174,219, 788,370 and 507,916 common units received in relation to the sale of the Navios Hope, the Navios Aurora II, both the Navios Fulvia and the Navios Melodia, and both the Navios Luz and the Navios Orbiter, respectively, to Navios Maritime Partners L.P. (“Navios Partners”) since these are considered available-for-sale securities.

(**)	Each company has the rights over a shipbuilding contract of a tanker vessel (Note 5).

(***)	As of March 30, 2011, following the Navios Acquisition Share Exchange, Navios Holdings’ ownership of the voting stock of Navios Acquisition decreased to 45% and Navios Holdings no longer controls a majority of the voting power of Navios Acquisition. As a result, as of March 30, 2011, Navios Acquisition is no longer consolidated and is accounted for under the equity method of accounting based on Navios Holdings’ 53.7% economic interest in Navios Acquisition since the preferred stock is considered in substance common stock for accounting purposes (Note 3).

(c)	Use of estimates: The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future drydock dates, the carrying value of investments in affiliates, the selection of useful lives for tangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes, pension benefits, and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

(d)	Recent Accounting Pronouncements:
Fair Value Disclosures
     In January 2010, the Financial Accounting Standards Board (“FASB”) issued amended standards requiring additional fair value disclosures. The amended standards require disclosures of transfers in and out of Levels 1 and 2 of the fair value hierarchy, as well as requiring gross basis disclosures for purchases, sales, issuances and settlements within the Level 3 reconciliation. Additionally, the update clarifies the requirement to determine the level of disaggregation for fair value measurement disclosures and to disclose valuation techniques and inputs used for both recurring and nonrecurring fair value measurements in either Level 2 or Level 3. Navios Holdings adopted the new guidance in the first quarter of fiscal year 2010, except for the disclosures related to purchases, sales, issuance and settlements within Level 3, which is effective for Navios Holdings beginning in the first quarter of fiscal year 2011. The adoption of the new standard did not have a significant impact on Navios Holdings’ consolidated financial statements.
Supplementary Pro Forma Information for Business Combinations
     In December 2010, the FASB issued an amendment of the Accounting Standards Codification regarding Business Combinations. This amendment affects any public entity as defined by Topic 805 that enters into business combinations that are material on an individual or aggregate basis. The amendments specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments in this update also expand the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments are effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Navios Holdings adopted these new requirements in fiscal 2011 and the adoption did not have a significant impact on Navios Holdings’ consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
Fair Value Measurement
     In May 2011, the FASB issued amendments to achieve common fair value measurement and disclosure requirements. The new guidance (i) prohibits the grouping of financial instruments for purposes of determining their fair values when the unit of accounting is specified in another guidance, unless the exception provided for portfolios applies and is used; (ii) prohibits application of a blockage factor in valuing financial instruments with quoted prices in active markets and (iii) extends that prohibition to all fair value measurements. Premiums or discounts related to size as a characteristic of the entity’s holding (that is, a blockage factor) instead of as a characteristic of the asset or liability (for example, a control premium), are not permitted. A fair value measurement that is not a Level 1 measurement may include premiums or discounts other than blockage factors when market participants would incorporate the premium or discount into the measurement at the level of the unit of accounting specified in another guidance. The new guidance aligns the fair value measurement of instruments classified within an entity’s shareholders’ equity with the guidance for liabilities. As a result, an entity should measure the fair value of its own equity instruments from the perspective of a market participant that holds the instruments as assets. The disclosure requirements have been enhanced. The most significant change will require entities, for their recurring Level 3 fair value measurements, to disclose quantitative information about unobservable inputs used, a description of the valuation processes used by the entity, and a qualitative discussion about the sensitivity of the measurements. In addition, entities must report the level in the fair value hierarchy of assets and liabilities not recorded at fair value but where fair value is disclosed. The new guidance is effective for interim and annual periods beginning on or after December 15, 2011, with early adoption prohibited. The new guidance will require prospective application. The adoption of the new standard is not expected to have a significant impact on Navios Holdings’ consolidated financial statements.
Presentation of Comprehensive Income
     In June 2011, the FASB issued an update in the presentation of comprehensive income. According to the update an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The statement of other comprehensive income should immediately follow the statement of net income and include the components of other comprehensive income and a total for other comprehensive income, along with a total for comprehensive income. Regardless of whether an entity chooses to present comprehensive income in a single continuous statement or in two separate but consecutive statements, the entity is required to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of other comprehensive income are presented. The amendments in this Update do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted, because compliance with the amendments is already permitted. The amendments do not require any transition disclosures. The adoption of the new amendments is not expected to have a significant impact on Navios Holdings’ consolidated financial statements.
NOTE 3: ACQUISITION/DECONSOLIDATION
Navios Acquisition acquired assets from Navios Holdings upon de-“SPAC”-ing
     On May 25, 2010, after its special meeting of stockholders, Navios Acquisition announced the approval of (a) the acquisition from Navios Holdings of 13 vessels (11 product tankers and two chemical tankers plus options to purchase two additional product tankers) for an aggregate purchase price of $457,659, of which $128,659 was to be paid from existing cash and the $329,000 balance with existing and new debt financing pursuant to the terms and conditions of the Acquisition Agreement by and between Navios Acquisition and Navios Holdings and (b) certain amendments to Navios Acquisition’s amended and restated articles of incorporation.
     Following the consummation of the transactions described in the Acquisition Agreement, Navios Holdings was released from all debt and equity commitments for the above vessels and Navios Acquisition reimbursed Navios Holdings for equity payments made prior to the stockholders’ meeting under the purchase contracts for the vessels, plus all associated payments previously made by Navios Holdings, which in the aggregate amounted to $76,485.
     On May 28, 2010, certain shareholders of Navios Acquisition redeemed their shares pursuant to redemption rights granted in the IPO upon de-“SPAC”-ing, and Navios Holding’s ownership of Navios Acquisition increased to 57.3%. At that point, Navios Holdings obtained control over Navios Acquisition and, consequently, concluded that a business combination had occurred and consolidated Navios Acquisition from that date onwards until March 30, 2011.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
     Goodwill of $13,143 arising from the transaction is not tax deductable and has been allocated to the Company’s Tanker Vessel Operations.
     In connection with the business combination, the Company (i) re-measured its previously-held equity interests in Navios Acquisition to fair value and recognized the difference between fair value and the carrying value as a gain, (ii) recognized 100% of the identifiable assets and liabilities of Navios Acquisition at their fair values, (iii) recognized a 42.7% noncontrolling interest at fair value, and (iv) recognized goodwill for the excess of the fair value of the noncontrolling interest and its previously-held equity interests in Navios Acquisition over the fair value of the identifiable assets and liabilities of Navios Acquisition. The fair value of the Company’s previously-held investment in the common stock of Navios Acquisition, as well as the fair value of the noncontrolling interest as of May 28, 2010, were both calculated based on the closing price of Navios Acquisition’s common stock on that date. The difference between the Company’s legal ownership percentage of 57.3% (based on common stock outstanding) and the percentage derived by dividing the $95,232 allocated to the Company’s investment in Navios Acquisition by the total value ascribed to Navios Acquisition’s net assets (including goodwill) of $155,788 is a result of treating the Company’s investment in Navios Acquisition’s warrants as a previously-held equity interest for purposes of calculating goodwill in accordance with ASC 805.
     The Company has considered the fact that Navios Acquisition did not have any vessel operations during the three and six month periods ended June 30, 2010 and its statements of income include mainly general and administrative expenses, formation and other costs and interest income from investment securities. As a result, the Company has determined that, assuming the business combination had been consummated as of January 1, 2010, Navios Holdings’ pro forma revenue and net income effect for the three and six month periods ended June 30, 2010 would be immaterial.
VLCC Acquisition
     On September 10, 2010, Navios Acquisition consummated the acquisition of seven very large crude carrier tankers (“VLCC”), referred to herein as the VLCC Acquisition, for $134,270 of cash and the issuance of 1,894,918 shares totalling $10,745 (of which 1,378,122 shares were deposited into a one year escrow to provide for indemnity and other claims). The 1,894,918 shares were valued using the closing price of the stock on the date before the acquisition of $5.67. The VLCC Acquisition was treated as a business combination and assets and liabilities were recorded at fair value.
     The Company has considered the fact that the vessels acquired in the VLCC Acquisition did not have any significant vessel operations during the six month period ended June 30, 2010. As a result, the Company has determined that, assuming the business combination had been consummated as of January 1, 2010, Navios Holdings’ pro forma revenue and net income effect for the three and six month period ended June 30, 2010 would be immaterial.
     Transaction costs amounted to $8,019 and have been fully expensed. Transaction costs includes $5,619, which was the fair value of the 3,000 preferred shares issued to a third party as compensation for consulting services (see Note 9).
     Goodwill of $1,579 arising from the transaction is not tax deductible and has been allocated to the Company’s Tanker Vessel operations.
Deconsolidation of Navios Acquisition
     On March 30, 2011, Navios Holdings completed the Navios Acquisition Share Exchange whereby Navios Holdings exchanged 7,676,000 shares of Navios Acquisition’s common stock it held for non-voting Series C preferred stock of Navios Acquisition pursuant to an Exchange Agreement entered into on March 30, 2011 between Navios Acquisition and Navios Holdings. The fair value of the exchange was $30,474, which was based on the share price of the publicly traded common shares of Navios Acquisition on March 30, 2011. Following the Navios Acquisition Share Exchange, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition decreased to 45% and Navios Holdings no longer controls a majority of the voting power of Navios Acquisition. From that date onwards, Navios Acquisition is considered as an affiliate entity of Navios Holdings and is not a controlled subsidiary of the Company, and the investment in Navios Acquisition is now accounted for under the equity method due to the Company’s significant influence over Navios Acquisition. Navios Acquisition will be accounted for under the equity method of accounting based on Navios Holdings’ 53.7% economic interest in Navios Acquisition, since the preferred stock is considered to be, in substance, common stock for accounting purposes.
     On March 30, 2011, based on the equity method, the Company recorded an investment in Navios Acquisition of $103,250, which represents the fair value of the common stock and Series C preferred stock (in-substance common stock) that was held by Navios Holdings on such date. On March 30, 2011, the Company calculated a loss on change in control of $35,325, which was calculated as the fair value of the Company’s equity method investment in Navios Acquisition of $103,250 less the Company’s 53.7% interest in Navios Acquisition’s net assets on March 30, 2011.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
NOTE 4: CASH AND CASH EQUIVALENTS
     Cash and cash equivalents consist of the following:

	June 30,	December 31,
	2011	2010
Cash on hand and at banks	$105,885	$114,615
Short-term deposits and highly liquid funds	236,469	92,795

Total cash and cash equivalents	$342,354	$207,410

     Short-term deposits and highly liquid funds are comprised of deposits with banks with original maturities of less than 90 days.
NOTE 5: VESSELS, PORT TERMINAL AND OTHER FIXED ASSETS

		Accumulated	Net Book
Vessels	Cost	Depreciation	Value
Balance December 31, 2010	$1,548,383	$(127,082)	$1,421,301
Additions	133,874	(31,885)	101,989
Disposals	(81,454)	4,707	(76,747)

Balance June 30, 2011	$1,600,803	$(154,260)	$1,446,543

		Accumulated	Net Book
Port Terminals (Navios Logistics)	Cost	Depreciation	Value
Balance December 31, 2010	$65,258	$(9,031)	$56,227
Additions	1,467	(1,213)	254

Balance June 30, 2011	$66,725	$(10,244)	$56,481

		Accumulated	Net Book
Tanker vessels, barges and pushboats (Navios Logistics)	Cost	Depreciation	Value
Balance December 31, 2010	$278,837	$(42,637)	$236,200
Additions	30,006	(7,495)	22,511

Balance June 30, 2011	$308,843	$(50,132)	$258,711

		Accumulated	Net Book
Tanker vessels (Navios Acquisition)	Cost	Depreciation	Value
Balance December 31, 2010	$538,751	$(9,092)	$529,659
Additions	31,774	(7,198)	24,576
Navios Acquisition deconsolidation	(570,525)	16,290	(554,235)

Balance June 30, 2011	$—	$—	$—

		Accumulated	Net Book
Other fixed assets	Cost	Depreciation	Value
Balance December 31, 2010	$8,767	$(2,477)	$6,290
Additions	801	(410)	391

Balance June 30, 2011	$9,568	$(2,887)	$6,681

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)

		Accumulated	Net Book
Total	Cost	Depreciation	Value
Balance December 31, 2010	$2,439,996	$(190,319)	$2,249,677
Additions	197,922	(48,201)	149,721
Disposals	(81,454)	4,707	(76,747)
Navios Acquisition deconsolidation	(570,525)	16,290	(554,235)

Balance June 30, 2011	$1,985,939	$(217,523)	$1,768,416

Sale of Vessels
     On January 8, 2010, Navios Holdings sold the Navios Hyperion, a 2004-built Panamax vessel, to Navios Partners for a cash consideration of $63,000. The book value assigned to the vessel was $25,168, resulting in a gain from the sale of $37,832, of which, $23,836 had been recognized at the time of sale in the statements of income under “Gain on sale of assets”.The remaining $13,996 representing profits derived from Navios Holdings’ 37.0% interest in Navios Partners has been deferred under “Long-term liabilities and deferred income” and is being amortized over the remaining useful life of the vessel or until it is sold.
     On March 18, 2010, Navios Holdings sold the Navios Aurora II, a 2009-built Capesize vessel to Navios Partners for consideration of $110,000. Out of the $110,000 purchase price, $90,000 was paid in cash and the remaining amount was paid through the receipt of 1,174,219 common units of Navios Partners (see Note 14). The book value assigned to the vessel was $109,508, resulting in a gain from the sale of $818, of which $547 had been recognized at the time of sale in the statements of income under “Gain on sale of assets”. The remaining $271 representing profits derived from Navios Holdings’ 33.2% interest in Navios Partners has been deferred under “Long-term liabilities and deferred income” and is being amortized over the remaining useful life of the vessel or until it is sold.
     On May 21, 2010, Navios Holdings sold the Navios Pollux, a 2009-built Capesize vessel, to Navios Partners for a cash consideration of $110,000 (see Note 11). The book value assigned to the vessel was $107,452, resulting in a gain from the sale of $2,548, of which $1,751 had been recognized at the time of sale in the statements of income under “Gain on sale of assets”. The remaining $797 representing profits derived from Navios Holdings’ 31.3% interest in Navios Partners has been deferred under “Long-term liabilities and deferred income” and is being amortized over the remaining useful life of the vessel or until it is sold.
     On November 15, 2010, Navios Holdings sold to Navios Partners the vessels Navios Melodia and Navios Fulvia, two 2010-built Capesize vessels, for a total consideration of $176,971, of which $162,000 was paid in cash and the remaining amount was paid through the receipt of 788,370 common units of Navios Partners (see Note 14). The book value of both vessels was $135,968, resulting in a gain from the sale of $41,003, of which $29,247 had been recognized at the time of sale in the statements of income under “Gain on sale of assets” and the remaining $11,756 representing profits derived from Navios Holdings’ 28.7% interest in Navios Partners has been deferred under “Other long term liabilities and deferred income” and is being amortized over its remaining useful life or until it is sold.
     On May 19, 2011, Navios Holdings sold the Navios Luz, a 2010 built Capesize vessel of 179,144 deadweight ton (“dwt”), and the Navios Orbiter, a 2004 built Panamax vessel to Navios Partners for a total consideration of $130,000, of which $120,000 was paid in cash and $10,000 was paid through the receipt of 507,916 newly issued common units of Navios Partners (see Note 14). A portion of the cash proceeds amounting to $57,717 was used to fully repay the outstanding loans associated with the vessels. The book value of both vessels was $76,746, resulting in a gain from the sale of $53,214, of which $38,787 had been recognized at the time of sale in the statements of income under “Gain on sale of assets” and the remaining $14,427 representing the profits derived from Navios Holdings’ 27.1% interest in Navios Partners has been deferred under “Other long term liabilities and deferred income” and is being amortized over the remaining useful lives of the assets or until the assets are sold.
Vessel Acquisitions
     As of June 30, 2011, Navios Holdings had exercised purchase options to acquire six Ultra Handymax, six Panamax and one Capesize vessels, including those exercised during the first half ended June 30, 2011. The Navios Meridian, Navios Mercator, Navios Arc, Navios Galaxy I, Navios Magellan, Navios Horizon, Navios Star, Navios Hyperion, Navios Orbiter, Navios Hope, Navios Fantastiks, Navios Vector and Navios Astra were delivered at various dates from November 30, 2005 to February 21, 2011.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
     On January 20, 2010, Navios Holdings took delivery of the Navios Antares, a 2010 built Capesize vessel, with a capacity of 169,059 dwt, for an acquisition price of $115,747, of which $30,847 was paid in cash, $10,000 was paid in shares (698,812 common shares issued in December 2007 to the shipbuilder in connection with a progress payment at $14.31 per share, which represents the closing price for the common stock of the Company on the date of issuance), $64,350 was financed through loan and the remaining amount was funded through the issuance of 1,780 shares of preferred stock on January 20, 2010 (see also Note 9).
     On April 28, 2010, the Navios Vector, a 50,296 dwt Ultra Handymax vessel and former long-term chartered-in vessel in operation, was delivered to Navios Holdings’ owned fleet. The Navios Vector’s acquisition cost was approximately $30,000, which was financed through the release of $17,982 restricted cash that was kept for investing activities, and the remaining balance through existing cash.
     On September 20, 2010, the Navios Melodia, a new, 2010-built, 179,132 dwt, Capesize vessel, was delivered to Navios Holdings for an acquisition price of approximately $69,065, of which $19,657 was paid in cash, $36,987 financed through a loan and the remaining amount was funded through the issuance of 2,500 shares of preferred stock on July 31, 2010 that have a nominal value of $25,000 and a fair value of $12,421 (see Note 9).
     On October 1, 2010, the Navios Fulvia, a new, 2010-built, 179,263 dwt Capesize vessel, was delivered to Navios Holdings. The vessel’s purchase price was approximately $67,511, of which $14,254 was paid in cash, $36,987 was financed through a loan and the remaining amount was funded through the issuance of 1,870 shares of preferred stock in 2009 that have a nominal value of $18,700 and a fair value of $7,177 and through the issuance of 1,870 shares of preferred stock on August 31, 2010 that have a nominal value of $18,700 and a fair value of $9,093 (see Note 9).
     On October 29, 2010, the Navios Buena Ventura, a new, 2010-built, 179,132 dwt Capesize vessel, was delivered from a South Korean shipyard to Navios Holdings’ owned fleet for an acquisition price $71,209, of which $19,089 was paid in cash, $39,000 financed through loan and the remaining amount was funded through the issuance of 2,500 shares of preferred stock that have a nominal value of $25,000 and a fair value of $13,120 (Note 9). Following the delivery of the Navios Buena Ventura, $39,000 (see Note 7), which was kept in a pledged account in Dekabank, was released to finance the delivery of this vessel as collateral.
     On November 17, 2010, the Navios Luz, a new, 2010-built, 179,144 dwt Capesize vessel, was delivered from a South Korean shipyard to Navios Holdings’ owned fleet. The vessel’s acquisition price was $54,501, of which $563 was paid in cash, $37,500 financed through a loan and the remaining amount was funded through the issuance of 2,571 shares of preferred stock in 2009 that have a nominal value of $25,710 and a fair value of $11,728 and through the issuance of 980 shares of preferred stock on November 17, 2010 that have a nominal value of $9,800 and a fair value of $4,710 (see Note 9).
     On December 3, 2010, the Navios Etoile, a new, 2010-built, 179,234 dwt Capesize vessel, was delivered from a South Korean shipyard to Navios Holdings’ owned fleet. The vessel’s acquisition price was $66,163, of which $22,781 was paid in cash, $37,500 financed through a loan and the remaining amount was funded through the issuance of 258 shares of preferred stock in 2009 that have a nominal value of $2,580 and a fair value of $1,177 and through the issuance of 980 shares of preferred stock on December 3, 2010 that have a nominal value of $9,800 and a fair value of $4,705 (see Note 9).
     On December 17, 2010, the Navios Bonheur, a new, 2010-built, 179,259 dwt Capesize vessel, was delivered from a South Korean shipyard to Navios Holdings’ owned fleet, for an acquisition price $68,883, of which $691 was paid in cash, $56,790 financed through a loan and the remaining amount was funded through the issuance of 2,500 shares of preferred stock on December 17, 2010 that have a nominal value of $25,000 and a fair value of $11,402 (see Note 9).
     On January 28, 2011, Navios Holdings took delivery of the Navios Altamira, a new, 179,165 dwt 2010-built Capesize vessel, from a South Korean shipyard for an acquisition price of $55,427, of which $15,427 was paid in cash and the remaining amount was funded through a loan (see Note 7).
     On February 14, 2011, Navios Holdings took delivery of the Navios Azimuth, a new, 179,169 dwt 2011-built Capesize vessel from a South Korean shipyard for a purchase price of approximately $55,672, of which $14,021 was paid in cash, $40,000 was financed through a loan and the remaining amount was funded through the issuance of 300 shares of preferred stock issued on January 27, 2010, which have a nominal value of $3,000 and a fair value of $1,651 (see Note 9).
     On February 21, 2011, the Navios Astra, a 53,468 dwt Ultra-Handymax vessel and former long-term chartered-in vessel in operation, was delivered to Navios Holdings’ owned fleet. The Navios Astra’s acquisition price was $22,775, of which $1,513 was the unamortized portion of the favorable lease term. On May 10, 2011, the amount of $18,850 was drawn to finance the acquisition of the Navios Astra (see Note 7).

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
Deposits for vessels acquisitions
     On May 30, 2011, Navios Holdings agreed to acquire a 81,600 dwt bulk carrier scheduled to be delivered in April 2012 by a South Korean shipyard. The aggregate purchase price for the new vessel is approximately $35,500, which is to be partially funded with a credit facility for an amount of up to $23,000 provided by Emporiki Bank of Greece (see Note 16), and of which $500 was paid during the second quarter of 2011.
Navios Logistics
     During the first quarter of 2010, Navios Logistics began the construction of a grain drying and conditioning facility at its dry port facility in Nueva Palmira, Uruguay. The facility, which has been operational since May 16, 2011, was being financed entirely with funds provided by the port operations. For the construction of the facility, Navios Logistics paid $841 during the six month period ended June 30, 2011 and $3,043 during the year ended December 31, 2010.
     During the second and third quarter of 2011, on various dates on or prior to August 22, 2011, Navios Logistics used a portion of the proceeds from its offering of senior unsecured notes due 2019 to acquire three pushboats, 66 dry barges and one floating drydock for a cost of approximately $45,800, including transportation and other related costs.
     Additionally, during the six month period ended June 30, 2011, Navios Logistics performed some improvements relating to its vessels, the Malva H, the Estefania H and the Jiujang, amounting to $44, $599 and $1,070, respectively.
     During 2010, Navios Logistics acquired two pieces of land located in the south of the Nueva Palmira Free Zone as part of a project to develop a new transshipment facility for mineral ore and liquid bulk, paying a total of $987.
     In February 2010, Navios Logistics took delivery of a product tanker, the Sara H. The purchase price of the vessel (including direct costs) amounted to approximately $17,981.
     In June 2010, Navios Logistics entered into long-term bareboat agreements for two new product tankers, the Stavroula and the Jiujiang, each with a capacity of 16,871 dwt. The Jiujiang and the Stavroula were delivered in June and July 2010, respectively. Both tankers are chartered-in for a two-year period, and Navios Logistics has the obligation to purchase the vessels immediately upon the expiration of their respective charter periods. The purchase price of the vessels (including direct costs) amounted to approximately $19,643 and $17,904, respectively. As of June 30, 2011, the obligations for these vessels were accounted for as capital leases and the lease payments during the six month period ended June 30, 2011 for both vessels were $612.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
NOTE 6: INTANGIBLE ASSETS OTHER THAN GOODWILL
     Intangible assets as of June 30, 2011 consisted of the following:
Navios Holdings

				Net Book
	Acquisition	Accumulated	Disposal/Transfer to	Value
	Cost	Amortization	Vessel Cost	June 30, 2011
Trade name	$100,420	$(20,087)	$—	$80,333
Port terminal operating rights	34,060	(5,066)	—	28,994
Customer relationships	35,490	(6,211)	—	29,279
Favorable lease terms (*)	237,644	(119,497)	(1,513)	116,634

Total Intangible assets	407,614	(150,861)	(1,513)	255,240

Unfavorable lease terms	(127,513)	79,537	—	(47,976)

Total	$280,101	$(71,324)	$(1,513)	$207,264

     Intangible assets as of December 31, 2010 consist of the following:
Navios Holdings (excluding Navios Acquisition)

				Net Book Value
		Accumulated	Disposal/Transfer	December 31,
	Acquisition Cost	Amortization	to Vessel Cost	2010
Trade name	$100,420	$(18,172)	$—	$82,248
Port terminal operating rights	34,060	(4,605)	—	29,455
Customer relationships	35,490	(5,323)	—	30,167
Favorable construction contracts	7,600	—	(7,600)	—
Favorable lease terms (*)	250,674	(123,178)	(655)	126,841

Total Intangible assets	428,244	(151,278)	(8,255)	268,711

Unfavorable lease terms	(127,513)	76,249	—	(51,264)

Total	$300,731	$(75,029)	$(8,255)	$217,447

Navios Acquisition

				Net Book Value
	Acquisition	Accumulated	Disposal/Transfer to	December 31,
	Cost	Amortization	Vessel Cost	2010
Purchase options	3,158	—	—	3,158
Favorable lease terms	57,070	(1,236)	—	55,834

Total intangible assets	60,228	(1,236)	—	58,992

Unfavorable lease terms	(5,819)	208	—	(5,611)

Total	$54,409	$(1,028)	$—	$53,381

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
Total Navios Holdings

				Net Book Value
		Accumulated	Disposal/Transfer	December 31,
	Acquisition Cost	Amortization	to Vessel Cost	2010
Total intangible assets	$488,472	$(152,514)	$(8,255)	$327,703
Total unfavorable lease terms	(133,332)	76,457	—	(56,875)

Total	$355,140	$(76,057)	$(8,255)	$270,828

(*)	On April 28, 2010 and on February 21, 2011, the Navios Vector, a 50,296 dwt Ultra-Handymax vessel, and the Navios Astra, a 53,468 dwt Ultra-Handymax vessel, both former long-term chartered-in vessels in operation, were delivered, respectively, to Navios Holdings’ owned fleet. The unamortized amounts of $655 of the Navios Vector’s and $1,513 of the Navios Astra’s favorable leases were included as an adjustment to the carrying value of the vessels.
     The remaining aggregate amortization of acquired intangibles as of June 30, 2011 will be as follows:

	Within one		Year	Year
Description	year	Year Two	Three	Four	Year Five	Thereafter	Total
Navios Holdings
Trade name	$3,853	$3,860	$3,853	$3,853	$3,853	$61,061	$80,333
Favorable lease terms	17,331	15,893	13,201	11,844	11,324	16,051	85,644
Unfavorable lease terms	(6,227)	(5,725)	(4,933)	(4,302)	(2,774)	(8,125)	(32,086)
Port terminal operating rights	917	917	917	917	917	24,409	28,994
Customer relationships	1,775	1,775	1,775	1,775	1,775	20,404	29,279

Total	$17,649	$16,720	$14,813	$14,087	$15,095	$113,800	$192,164

NOTE 7: BORROWINGS
     Borrowings, as of June 30, 2011, consisted of the following:

June 30,
Navios Holdings loans	2011
Loan Facility HSH Nordbank and Commerzbank A.G.	$44,830
Revolver Facility HSH Nordbank and Commerzbank A.G.	9,502
Commerzbank A.G.	108,061
Dekabank Deutsche Girozentrale	83,000
Loan Facility Emporiki Bank ($130,000)	48,410
Loan Facility Emporiki Bank ($75,000)	36,125
Loan Marfin	18,850
Emporiki Bank ($40,000)	40,000
Loan DNB NOR Bank ($40,000)	39,355
Loan DNB NOR Bank ($66,500)	57,800
Unsecured bonds	20,000
Ship mortgage notes	400,000
Senior notes	350,000

Total Navios Holdings loans	$1,255,933

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)

June 30,
Navios Logistics loans	2011
Senior notes	$200,000
Other long-term loans	53,671

Total Navios Logistics loans	$253,671

June 30,
Total Navios Holdings loans (including Navios Logistics loans)	2011
Total borrowings	$1,509,604
Less: unamortized discount	(4,742)
Less: current portion	(58,613)

Total long-term borrowings	$1,446,249

Navios Holdings loans
     In December 2006, the Company issued $300,000 in senior notes at a fixed rate of 9.5% due on December 15, 2014 (“2014 Notes”). On January 28, 2011, Navios Holdings completed the sale of $350,000 of 8.125% Senior Notes due 2019 (the “2019 Notes”). The net proceeds from the sale of the 2019 Notes were used to redeem any and all of Navios Holdings’ outstanding 2014 Notes and pay related transaction fees and expenses and for general corporate purposes. The effect of this transaction was the write off of $21,199 from deferred financing fees, which is recorded in the statement of income under “Loss on bond extinguishment”.
     Senior Notes: On January 28, 2011, the Company and its wholly owned subsidiary, Navios Maritime Finance II (US) Inc. (“NMF” and, together with the Company, the “2019 Co-Issuers”) issued $350,000 in senior notes due on February 15, 2019 at a fixed rate of 8.125%. The senior notes are fully and unconditionally guaranteed, jointly and severally and on an unsecured senior basis, by all of the Company’s subsidiaries, other than NMF, Navios Maritime Finance (US) Inc., Navios Maritime Acquisition Corporation and its subsidiaries, Navios South American Logistics Inc. and its subsidiaries and Navios GP L.L.C. The 2019 Co-Issuers have the option to redeem the notes in whole or in part, at any time (i) before February 15, 2015, at a redemption price equal to 100% of the principal amount, plus a make-whole premium, plus accrued and unpaid interest, if any, and (ii) on or after February 15, 2015, at a fixed price of 104.063% of the principal amount, which price declines ratably until it reaches par in 2017, plus accrued and unpaid interest, if any. At any time before February 15, 2014, the 2019 Co-Issuers may redeem up to 35% of the aggregate principal amount of the notes with the net proceeds of an equity offering at 108.125% of the principal amount of the notes, plus accrued and unpaid interest, if any, so long as at least 65% of the originally issued aggregate principal amount of the notes remains outstanding after such redemption. In addition, upon the occurrence of certain change of control events, the holders of the notes will have the right to require the 2019 Co-Issuers to repurchase some or all of the notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date. Pursuant to a registration rights agreement, the 2019 Co-Issuers and the guarantors filed a registration statement on June 21, 2011, that was declared effective on August 23, 2011. The exchange offer of the privately placed notes with publicly registered notes with identical terms will remain open until September 22, 2011. The senior notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of the 2019 Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The 2019 Co-Issuers were in compliance with the covenants as of June 30, 2011.
     Ship Mortgage Notes: In November 2009, the Company and its wholly owned subsidiary, Navios Maritime Finance (US) Inc. (together, the “Mortgage Notes Co-Issuers”) issued $400,000 of first priority ship mortgage notes due on November 1, 2017 at a fixed rate of 8.875%. The ship mortgage notes are senior obligations of the Mortgage Notes Co-Issuers and are secured by first priority ship mortgages on 15 vessels owned by certain subsidiary guarantors and other related collateral securities. The ship mortgage notes are fully and unconditionally guaranteed, jointly and severally by all of the Company’s direct and indirect subsidiaries that guarantee the 2019 Notes. The guarantees of the Company’s subsidiaries that own mortgage vessels are senior secured guarantees and the guarantees of the Company’s subsidiaries that do not own mortgage vessels are senior unsecured guarantees.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
     At any time before November 1, 2012, the Mortgage Notes Co-Issuers may redeem up to 35% of the aggregate principal amount of the ship mortgage notes with the net proceeds of a public equity offering at 108.875% of the principal amount of the ship mortgage notes, plus accrued and unpaid interest, if any, so long as at least 65% of the originally issued aggregate principal amount of the ship mortgage notes remains outstanding after such redemption. In addition, the Mortgage Notes Co-Issuers have the option to redeem the ship mortgage notes in whole or in part, at any time (1) before November 1, 2013, at a redemption price equal to 100% of the principal amount plus a make whole price which is based on a formula calculated using a discount rate of treasury bonds plus 50 bps, and (2) on or after November 1, 2013, at a fixed price of 104.438%, which price declines ratably until it reaches par in 2015. Furthermore, upon occurrence of certain change of control events, the holders of the ship mortgage notes may require the Mortgage Notes Co-Issuers to repurchase some or all of the notes at 101% of their face amount. Pursuant to the terms of a registration rights agreement, as a result of satisfying certain conditions, the Mortgage Notes Co-Issuers and the guarantors are not obligated to file a registration statement that would have enabled the holders of ship mortgage notes to exchange the privately placed notes with publicly registered notes with identical terms. The ship mortgage notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into certain transactions with affiliates, merging or consolidating or selling all or substantially all of the Mortgage Notes Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The Mortgage Notes Co-Issuers were in compliance with the covenants as of June 30, 2011.
Loan Facilities:
     The majority of the Company’s senior secured credit facilities include maintenance covenants, including loan-to-value ratio covenants, based on either charter-adjusted valuations, or charter-free valuations. As of June 30, 2011, the Company was in compliance with all of the covenants under each of its credit facilities outlined below.
     HSH/Commerzbank Facility: In February 2007, Navios Holdings entered into a secured loan facility with HSH Nordbank and Commerzbank AG maturing on October 31, 2014. The facility was composed of a $280,000 term loan facility and a $120,000 reducing revolving facility. In April 2008, the Company entered into an agreement for the amendment of the facility due to a prepayment of $10,000. In March 2009, Navios Holdings further amended its facility agreement, which amendments were effective until January 31, 2010 requiring among other things (a) Navios Holdings to accumulate cash reserves into a pledged account with the agent bank of $14,000 ($5,000 in March 2009 and $1,125 on each loan repayment date during 2009 and 2010, starting from January 2009); and (b) to set the margin at 200 bps.
     Following the sale of the Navios Apollon on October 29, 2009, Navios Holdings prepaid $13,501 of the loan facility and reduced its revolving credit facility by $4,778.
     Following the issuance of the ship mortgage notes in November 2009, the mortgages and security interests on ten vessels previously secured by the loan and the revolving facility were fully released in connection with the partial prepayment of the facility with approximately $197,599, of which $195,000 was funded from the issuance of the ship mortgage notes and the remaining $2,599 from the Company’s cash. The Company permanently reduced the revolving facility by an amount of $26,662 and the term loan facility by $80,059. In April 2010, Navios Holdings further amended its facility agreement with HSH/Commerzbank as follows: (a) to release certain pledge deposits amounting to $117,519 and to accept additional securities of substitute vessels; and (b) to set a margin ranging from 115 bps to 175 bps depending on the security value. In April 2010, the available amount of $21,551 under the revolving facility was drawn and an amount of $117,519 was kept in a pledged account. On April 29, 2010, restricted cash of $17,982 was drawn to finance the acquisition of the Navios Vector. An amount of $73,974 was drawn from the pledged account to finance the acquisitions of the Navios Melodia and the Navios Fulvia ($36,987 for each vessel) and a prepayment of $25,553 was made on October 1, 2010. As a result, no outstanding amount was kept in the pledged account as of December 31, 2010 and as of June 30, 2011.
     The loan facility requires compliance with financial covenants, including specified SVM to total debt percentage and minimum liquidity. It is an event of default under the revolving credit facility if such covenants are not complied with or if Angeliki Frangou, the Company’s Chairman and Chief Executive Officer, beneficially owns less than 20% of the issued stock.
     On November 15, 2010, following the sale of the Navios Melodia and the Navios Fulvia to Navios Partners, Navios Holdings fully repaid its outstanding loan balance with HSH Nordbank in respect of the two vessels amounting to $71,898.
     On May 19, 2011, in connection with the sale of the Navios Orbiter to Navios Partners, Navios Holdings repaid $20,217 of the outstanding loan associated with this vessel. As of June 30, 2011, the outstanding amount under the revolving credit facility was $9,502 and the outstanding amount under the loan facility was $44,830.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
     Emporiki Facilities: In December 2007, Navios Holdings entered into a facility agreement with Emporiki Bank of Greece of up to $154,000 in order to partially finance the construction of two Capesize bulk carriers. In July 2009, following an amendment of the above-mentioned agreement, the amount of the facility has been changed to up to $130,000.
     On March 18, 2010, following the sale of the Navios Aurora II to Navios Partners, Navios Holdings repaid $64,350 and the outstanding amount of the facility has been reduced to $64,350. The amended facility is repayable in 10 semi-annual installments of $2,970 and 10 semi-annual installments of $1,980 with a final balloon payment of $14,850 on the last payment date. The interest rate of the amended facility is based on a margin of 175 bps. The loan facility requires compliance with certain financial covenants and the covenants contained in the senior notes. On June 23, 2011, Navios Holdings prepaid $10,000. As of June 30, 2011, the outstanding amount under this facility was $48,410.
     In August 2009, Navios Holdings entered into another facility agreement with Emporiki Bank of Greece of up to $75,000 (divided into two tranches of $37,500) to partially finance the acquisition costs of two Capesize vessels. Each tranche of the facility is repayable in 20 semi-annual installments of $1,375 with a final payment of $10,000 on the last payment date. The repayment of each tranche starts six months after the delivery date of the respective Capesize vessel. It bears interest at a rate of LIBOR plus 175 bps. On May 19, 2011, in connection with the sale of the Navios Luz to Navios Partners, Navios Holdings repaid $37,500 of the outstanding loan associated with this vessel. As of June 30, 2011, the outstanding amount under this facility was $36,125.
     In September 2010, Navios Holdings entered into another facility agreement with Emporiki Bank of Greece of up to $40,000 in order to partially finance the construction of one Capesize bulk carrier, the Navios Azimuth, which was delivered on February 14, 2011 to Navios Holdings. The loan is repayable in 20 semi-annual equal installments of $1,500, with a final balloon payment of $10,000 on the last payment date. It bears interest at a rate of LIBOR plus 275 bps. The loan facility requires compliance with certain financial covenants and the covenants contained in the senior notes. As of June 30, 2011, the full amount was drawn and the outstanding amount under this facility was $40,000.
     DNB Facilities: In June 2008, Navios Holdings entered into a facility agreement with DNB NOR BANK ASA of up to $133,000 in order to partially finance the construction of two Capesize bulk carriers. In June 2009, following an amendment of the above-mentioned agreement, one of the two tranches amounting to $66,500 was cancelled following the cancellation of construction of one Capesize bulk carrier. The amended facility is repayable beginning six months following the delivery of the Capesize vessel in 11 semi-annual installments of $2,900, with a final payment of $34,600 on the last payment date. The interest rate of the amended facility is based on a margin of 225 bps as defined in the new agreement. As of June 30, 2011, the outstanding amount under this facility was $57,800.
     In August 2010, Navios Holdings entered into a facility agreement with DNB NOR BANK ASA of up to $40,000 in order to partially finance the construction of one Capesize bulk carrier, the Navios Altamira, which was delivered on January 28, 2011 to Navios Holdings. The loan is repayable three months following the delivery of the Capesize vessel in 24 equal quarterly installments of $645, with a final balloon payment of $24,520 on the last payment date. It bears interest at a rate of LIBOR plus 275 bps. The loan facility requires compliance with certain financial covenants and the covenants contained in the senior notes. As of June 30, 2011, the amount drawn was $40,000 and the outstanding amount under this facility was $39,355.
     Dekabank Facility: In February 2009 (amended and restated in May 2009), Navios Holdings entered into a facility of up to $120,000 with Dekabank Deutsche Girozentrale to finance the acquisition of two Capesize vessels. The loan is repayable in 20 semi-annual installments and bears an interest rate based on a margin of 190 bps. The loan facility requires compliance with certain financial covenants and the covenants contained in the senior notes. Following the sale of the Navios Pollux to Navios Partners in May 2010, an amount of $39,000 was kept in a pledged account pending the delivery of a substitute vessel as collateral to this facility. The amount of $39,000 kept in the pledged account was released to finance the delivery of the Capesize vessel Navios Buena Ventura that was delivered to Navios Holdings on October 29, 2010. As of June 30, 2011, $83,000 was outstanding under this facility.
     Marfin Facility: In March 2009, Navios Holdings entered into a loan facility with Marfin Egnatia Bank of up to $110,000 to be used to finance the pre-delivery installments for the construction of newbuilding vessels and for general corporate purposes. It bears interest at a rate based on a margin of 275 bps. During 2010, a total amount of $43,375 was drawn and was fully repaid. Since September 7, 2010, the available amount of the loan facility has been reduced to $30,000. On May 10, 2011, the amount of $18,850 was drawn to finance the acquisition of the Navios Astra. The loan is repayable beginning three months following the drawdown in seven equal quarterly installments of $471, with a final balloon payment of $15,553 on the last payment date. It bears interest at a rate of LIBOR plus 275 bps. The loan facility requires compliance with certain covenants. As of June 30, 2011, the outstanding amount under this facility was $18,850.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
     Commerzbank Facility: In June 2009, Navios Holdings entered into facility agreement of up to $240,000 (divided into four tranches of $60,000) with Commerzbank AG in order to partially finance the acquisition of a Capesize vessel and the construction of three Capesize vessels. Each tranche of the facility is repayable starting three months after the delivery of each Capesize vessel in 40 quarterly installments of $882 with a final payment of $24,706 on the last payment date. It bears interest at a rate based on a margin of 225 bps. The loan facility requires compliance with the covenants contained in the senior notes. Following the sale of two Capesize vessels, the Navios Melodia and the Navios Buena Ventura, on September 20, 2010 and October 29, 2010 to Navios Partners, respectively, Navios Holdings cancelled two of the four tranches and fully repaid in October 2010 their outstanding loan balances of $53,600 and $54,500, respectively. As of June 30, 2011, the outstanding amount was $108,061.
     Unsecured Bond: In July 2009, Navios Holdings issued a $20,000 unsecured bond due in July 2012 as a partial payment for the acquisition price of a Capesize vessel. Interest will accrue on the principal amount of the unsecured bond at the rate of 6% per annum. All accrued interest (which will not be compounded) will be first due and payable in July 2012, which is the maturity date. The unsecured bond may be prepaid by Navios Holdings at any time without prepayment penalty.
Navios Logistics loans
Logistics Senior Notes
     On April 12, 2011, Navios Logistics and its wholly-owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together the “Logistics Co-Issuers”) issued $200,000 in senior notes due on April 15, 2019 at a fixed rate of 9.25% (“the Logistics Senior Notes”). The Logistics Senior Notes are fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Hidronave South American Logistics S.A. and Navios Logistics Finance (US) Inc. The Logistics Co-Issuers have the option to redeem the notes in whole or in part, at their option, at any time (i) before April 15, 2014, at a redemption price equal to 100% of the principal amount plus the applicable make-whole premium plus accrued and unpaid interest, if any, to the redemption date and (ii) on or after April 15, 2014, at a fixed price of 106.938%, which price declines ratably until it reaches par in 2017. At any time before April 15, 2014, the Logistics Co-Issuers may redeem up to 35% of the aggregate principal amount of the Logistics Senior Notes with the net proceeds of an equity offering at 109.25% of the principal amount of the notes, plus accrued and unpaid interest, if any, to the redemption date so long as at least 65% of the originally issued aggregate principal amount of the notes remains outstanding after such redemption. In addition, upon the occurrence of certain change of control events, the holders of the Logistics Senior Notes will have the right to require the Logistics Co-Issuers to repurchase some or all of the notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.
     Under a registration rights agreement, the Logistics Co-Issuers and the subsidiary guarantors are obliged to file a registration statement prior to January 7, 2012, that enables the holders of the Logistics Senior Notes to exchange the privately placed notes with publicly registered notes with identical terms. The Logistics Senior Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of Navios Logistics properties and assets and creation or designation of restricted subsidiaries.
Marfin Facility
     On March 31, 2008, Nauticler entered into a $70,000 loan facility for the purpose of providing Nauticler S.A. with investment capital to be used in connection with one or more investment projects. In March 2009, Navios Logistics transferred its loan facility of $70,000 to Marfin Popular Bank Public Co. Ltd. The loan provided for an additional one year extension and an increase in margin to 275 basis points. On March 23, 2010, the loan was extended for one additional year, providing an increase in margin to 300 basis points. On March 29, 2011, Navios Logistics agreed with Marfin Popular Bank to amend its current loan agreement with its subsidiary, Nauticler S.A., to provide for a $40,000 revolving credit facility. Under the amended facility, the existing margin of 300 basis points will apply and the obligations will be secured by mortgages on four tanker vessels or alternative security over other assets acceptable to the bank. The amended facility requires compliance with customary covenants. The obligation of the bank under the amended facility was subject to prepayment of the $70,000 facility and is subject to customary conditions, such as the receipt of satisfactory appraisals, insurance, opinions and the negotiation, execution and delivery of mutually satisfactory loan documentation. In connection with the amendment, Nauticler S.A. agreed to prepay the $70,000 through the proceeds of the Logistics Senior Notes. On April 12, 2011, following the completion of the sale of $200,000 of Logistics Senior Notes, Navios Logistics fully repaid the $70,000 loan facility with Marfin Bank using a portion of the proceeds from the Logistics Senior Notes.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
As of June 30, 2011, the revolving credit facility of $40,000 had not been drawn.
Non-Wholly Owned Subsidiaries’ Indebtedness
     In connection with the acquisition of Horamar, Navios Logistics had assumed a $9,500 loan facility that was entered into by HS Shipping Ltd. Inc. in 2006, in order to finance the building of a 8,974 dwt double hull tanker (Malva H). After the vessel’s delivery, the interest rate had been LIBOR plus 150 bps. The loan was repayable in installments of at least 90% of the amount of the last hire payment due to be paid to HS Shipping Ltd. Inc. The repayment date should not extend beyond December 31, 2011. The loan could be pre-paid before such date, with two days written notice. The loan also required compliance with certain covenants. As of June 30, 2011, the amount outstanding under this facility was $5,739. This loan was repaid in full on July 25, 2011 using a portion of the proceeds from the Logistics Senior Notes.
     Navios Logistics assumed a $2,286 loan facility that was entered into, by its majority owned subsidiary, Thalassa Energy S.A., in October 2007 in order to finance the purchase of two self-propelled barges, the Formosa and the San Lorenzo. The loan bore interest at LIBOR plus 150 basis points. The loan was repayable in five equal installments of $457, which were made in November 2008, June 2009, January 2010, August 2010, and March 2011. The loan was secured by a first priority mortgage over the two self-propelled barges. As of June 30, 2011, the loan had been fully repaid.
     On September 4, 2009, HS Navigation Inc. had entered into a loan facility for an amount of up to $18,710 that bore interest at LIBOR plus 225 bps in order to finance the acquisition cost of the Estefania H. The loan was repayable in installments that should not be less than the higher of (a) 90% of the amount of the last hire payment due to HS Navigation Inc. prior to the repayment date, and (b) $250, inclusive of any interest accrued in relation to the loan at that time. The repayment date should occur prior to May 15, 2016. The loan also required compliance with certain covenants. As of June 30, 2011, the amount outstanding under this facility was $13,740. This loan was repaid in full on July 25, 2011 using a portion of the proceeds from the Logistics Senior Notes.
     On December 15, 2009, HS Tankers Inc., a majority owned subsidiary of Navios Logistics, had entered into a loan facility in order to finance the acquisition cost of the Makenita H for an amount of $24,000 which bore interest at LIBOR plus 225 bps. The loan was repayable in installments that should not be less than the higher of (a) 90% of the amount of the last hire payment due to HS Tankers Inc. prior to the repayment date, and (b) $250, inclusive of any interest accrued in relation to the loan at that time. The repayment date should occur prior to March 24, 2016. The loan also required compliance with certain covenants. As of June 30, 2011, the amount outstanding under this facility was $19,997. This loan was repaid in full on July 25, 2011 using a portion of the proceeds from the Logistics Senior Notes.
     On December 20, 2010, HS South Inc., a majority owned subsidiary of Navios Logistics, had entered into a loan facility in order to finance the acquisition cost of the Sara H for an amount of $14,385 which bore interest at LIBOR plus 225 bps. The loan was repayable in installments that should not be less than the higher of (a) 90% of the amount of the last hire payment due to be HS South Inc. prior to the repayment date and (b) $250, inclusive of any interest accrued in relation to the loan at that time. The repayment date should occur prior to May 24, 2016. The loan also required compliance with certain covenants. As of June 30, 2011, the amount outstanding under this facility was $13,495. This loan was repaid in full on July 25, 2011 using a portion of the proceeds from the Logistics Senior Notes.
Other Indebtedness
     In connection with the acquisition of Hidronave S.A. in October 29, 2009, Navios Logistics assumed an $817 loan facility that was entered into by Hidronave S.A. in 2001, in order to finance the construction of a pushboat (Nazira). As of June 30, 2011, the outstanding loan balance was $700. The loan facility bears interest at a fixed rate of 600 bps. The loan is repaid in installments of $6 each and the final repayment date can not extend beyond August 10, 2021. The loan also requires compliance with certain covenants.
     As of June 30, 2011, Navios Logistics and its subsidiaries were in compliance with all of the covenants under each of its credit facilities.
     The maturity table below reflects the principal payments for the next five years and thereafter of all borrowings of Navios Holdings (including Navios Logistics) outstanding as of June 30, 2011, based on the repayment schedules of the respective loan facilities (as described above) and the outstanding amount due under the debt securities.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)

Amounts in
thousands of
Payment due by period	U.S. dollars
June 30, 2012	$58,613
June 30, 2013	88,433
June 30, 2014	52,404
June 30, 2015	78,189
June 30, 2016	92,883
June 30, 2017 and thereafter	1,139,082

Total	$1,509,604

NOTE 8: DERIVATIVES AND FAIR VALUE OF FINANCIAL INSTRUMENTS
Warrants
     The Company accounts for the Navios Acquisition warrants, which were obtained in connection with its investment in Navios Acquisition, in accordance with the guidance for accounting for derivative instruments and hedging activities. In accordance with the applicable accounting guidance, the Company before acquiring control over Navios Acquisition, recorded the Navios Acquisition warrants in the consolidated balance sheets under “Long-term derivative assets” at fair value, with changes in fair value recorded in “Gain/(loss) on derivatives” in the consolidated statements of income.
     Prior to the consolidation of Navios Acquisition, Navios Holdings valued the Navios Acquisition warrants at fair value amounting to $14,069 (fair value of $9,120 in respect of 7,600,000 Private Placement warrants at $1.20 per warrant and fair value of $4,949 in respect of of 6,035,000 sponsor warrants at $0.82 per warrant), and changes in fair value were recorded in “Gain/(loss) on derivatives” in the consolidated statements of income amounting to $5,888. All warrants have been exercised pursuant to the Navios Acquisition Warrant Exercise Program (see Note 11).
     During the three and six month period ended June 30, 2010, the changes in net unrealized holding gains on warrants amounted to $5,888.
     Upon obtaining control of Navios Acquisition, the investment in shares of common stock and the investment in warrants were remeasured to fair value resulting in a gain of $17,742 recorded in the statements of income under “Gain/(loss) on change in control” and noncontrolling interest was recognized at fair value, being the number of shares not controlled by the Company at the public share price as of May 28, 2010 of $6.56, amounting to $60,556.
Interest rate risk
     The Company from time to time enters into interest rate swap contracts as economic hedges to its exposure to variability in its floating rate long-term debt. Under the terms of the interest rate swaps, the Company and the bank agreed to exchange at specified intervals, the difference between paying fixed rate and floating rate interest calculated by reference to the agreed principal amounts and maturities. Interest rate swaps allow the Company to convert long-term borrowings issued at floating rates into equivalent fixed rates. Even though the interest rate swaps were entered into for economic hedging purposes, the derivatives described below do not qualify for accounting purposes as cash flow hedges under the related accounting guidance, as the Company does not have currently written contemporaneous documentation identifying the risk being hedged and both on a prospective and retrospective basis, performed an effective test supporting that the hedging relationship is highly effective. Consequently, the Company recognizes the change in fair value of these derivatives in the statements of income.
     For the six month periods ended June 30, 2011, and 2010, the realized loss on interest rate swaps was $0 and $716, respectively. As of June 30, 2011 and December 31, 2010, the outstanding net liability was $0. The movement in the unrealized gain/(loss) for the three month periods ended June 30, 2011 and 2010, was $0 and $436, respectively, and for the six month periods ended June 30, 2011 and 2010 was $0 and $674, respectively.
     There are no swap agreements as of June 30, 2011, as all swap agreements expired during 2010.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
Forward Freight Agreements (FFAs)
     The Company trades in the FFAs market with both an objective to utilize them as economic hedging instruments that are highly effective in reducing the risk on specific vessel(s), freight commitments, or the overall fleet or operations, and to take advantage of short-term fluctuations in the market prices. FFAs trading generally have not qualified as hedges for accounting purposes, except as discussed below.
     Drybulk shipping FFAs generally have the following characteristics: they cover periods from one month to one year; they can be based on time charter rates or freight rates on specific quoted routes; they are executed between two parties and give rise to a certain degree of credit risk depending on the counterparties involved and they are settled monthly based on publicly quoted indices.
     For FFAs that qualify for hedge accounting the changes in fair values of the effective portion representing unrealized gain or losses are recorded under “Accumulated Other Comprehensive Income” in stockholders’ equity while the unrealized gains or losses of the FFAs not qualifying for hedge accounting, together with the ineffective portion of those qualifying for hedge accounting, are recorded in the statements of income under “Gain/(loss) on derivatives”. The gains included in “Accumulated Other Comprehensive Income” are being reclassified to earnings under “Revenue” in the statements of income in the same period or periods during which the hedged forecasted transaction affects earnings. There were no amounts during the periods ended June 30, 2011 and 2010, which have been included in “Accumulated Other Comprehensive Income” and reclassified to earnings.
     At June 30, 2011 and December 31, 2010, none of the “mark to market” positions of the open dry bulk FFA contract, qualified for hedge accounting treatment. Dry bulk FFAs traded by the Company that do not qualify for hedge accounting are shown at fair value through the statement of operations.
     The net gains/(losses) from FFAs recorded in the statement of income amounted to $303 and $62, for the three month periods ended June 30, 2011 and 2010, respectively, and $(82) and $(1,804) for the six month periods ended June 30, 2011 and 2010, respectively.
     During each of the three month periods ended June 30, 2011 and 2010, the changes in net unrealized gains/(losses) on FFAs amounted to $533 and $(4,391), respectively, and for the six month periods ended June 30, 2011 and 2010, the changes in net unrealized gains/(losses) on FFAs amounted to $270 and $(10,159), respectively.
     The open drybulk shipping FFAs at net contracted (strike) rate after consideration of the fair value settlement rates is summarized as follows:

	June 30,	December 31,
Forward Freight Agreements (FFAs)	2011	2010
Long-term FFA derivative asset	150	149
Short-term FFA derivative asset	24	—
Short-term FFA derivative liability	—	(245)

Net fair value on FFA contracts	$174	$(96)

NOS FFAs portion of fair value transferred to NOS derivative account (*)	$92	$92

LCH FFAs portion of fair value transferred to LCH derivative account (**)	$1,092	$1,328

Reconciliation of balances
     Total of balances related to derivatives and financial instruments:

	June 30,	December 31,
	2011	2010
FFAs	$174	$(96)
NOS FFAs portion of fair value transferred to NOS derivative account (*)	92	92
LCH FFAs portion of fair value transferred to LCH derivative account (**)	1,092	1,328

Total	$1,358	$1,324

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
Balance Sheet Values

	June 30,	December 31,
	2011	2010
Total short-term derivative asset	$1,208	$1,420
Total long-term derivative asset	150	149
Total short-term derivative liability	—	(245)

Total	$1,358	$1,324

(*)	NOS: The Norwegian Futures and Options Clearing House (NOS Clearing ASA).

(**)	LCH: The London Clearing House.
Fair Value of Financial Instruments
The following methods and assumptions were used to estimate the fair value of each class of financial instrument:
     Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.
     Restricted Cash: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.
     Forward Contracts: The estimated fair value of forward contracts and other assets was determined based on quoted market prices.
     Borrowings: The carrying amounts of the floating rate loans approximates their fair value. The senior and ship mortgage notes are fixed rate borrowings and their fair value, which was determined based on quoted market prices, is indicated in the table below.
     Accounts receivable: Carrying amounts are considered to approximate fair value due to the short-term nature of these accounts receivables and because there were no significant changes in interest rates. All amounts that are assumed to be uncollectible are written off and/or reserved.
     Accounts payable: The carrying amounts of accounts payable reported in the balance sheet approximates their fair value due to the short-term nature of these accounts payable and because there were no significant changes in interest rates.
     Investment in available for sale securities: The carrying amount of the investment in available-for-sale securities reported in the balance sheet represents unrealized gains and losses on these securities, which are reflected directly in equity unless an unrealized loss is considered “other-than-temporary”, in which case it is transferred to the statements of income.
     Forward freight agreements: The fair value of forward freight agreements is the estimated amount that the Company would receive or pay to terminate the agreement at the reporting date by obtaining quotes from brokers or exchanges.
     The estimated fair values of the Company’s financial instruments are as follows:

	June 30, 2011		December 31, 2010
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalent	$342,354	$342,354	$207,410	$207,410
Restricted cash	$19,097	$19,097	$53,577	$53,577
Accounts receivable, net	$94,359	$94,359	$70,388	$70,388
Accounts payable	$(44,570)	$(44,570)	$(49,496)	$(49,496)
Senior and ship mortgage notes, net of discount	$(945,257)	$(971,250)	$(1,093,787)	$(1,152,752)
Long-term debt, including current portion	$(559,605)	$(559,605)	$(982,123)	$(982,123)
Investments in available for sale securities	$102,963	$102,963	$99,078	$99,078
Forward Freight Agreements, net	$1,358	$1,358	$1,324	$1,324

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
     The following tables set forth our assets and liabilities that are measured at fair value on a recurring basis categorized by fair value hierarchy level. As required by the fair value guidance, assets and liabilities are categorized in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair Value Measurements as of June 30, 2011
		Quoted Prices in	Significant Other	Significant
		Active Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
Assets	Total	(Level 1)	(Level 2)	(Level 3)
FFAs	$174	$174	$—	$—
Investments in available for sale securities	102,963	102,963	—	—

Total	$103,137	$103,137	$—	$—

Fair Value Measurements as of June 30, 2011
		Quoted Prices in	Significant Other	Significant
		Active Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
Liabilities	Total	(Level 1)	(Level 2)	(Level 3)
FFAs	$—	$—	$—	$—

Total	$—	$—	$—	$—

	Fair Value Measurements as of December 31, 2010
		Quoted Prices in	Significant Other	Significant
		Active Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
Assets	Total	(Level 1)	(Level 2)	(Level 3)
FFAs	$149	$149	$—	$—
Investments in available for sale securities	99,078	99,078	—	—

Total	$99,227	$99,227	$—	$—

	Fair Value Measurements as of December 31, 2010
		Quoted Prices in	Significant Other	Significant
		Active Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
Liabilities	Total	(Level 1)	(Level 2)	(Level 3)
FFAs	$245	$245	$—	$—

Total	$245	$245	$—	$—

     The Company’s FFAs are valued based on published quoted market prices. Investments in available for sale securities are valued based on published quoted market prices. Where possible, the Company verifies the values produced by its pricing models to market prices. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit spreads, measures of volatility, and correlations of such inputs. The Company’s derivatives trade in liquid markets, and as such, model inputs can generally be verified and do not involve significant management judgment. Such instruments are typically classified within Level l of the fair value hierarchy.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
NOTE 9: PREFERRED AND COMMON STOCK
     In November 2008, the Board of Directors approved a share repurchase program for up to $25,000 of Navios Holdings’ common stock. Share repurchases were made pursuant to a program adopted under Rule 10b5-1 under the Exchange Act. The program did not require any minimum purchase or any specific number or amount of shares and may be suspended or reinstated at any time in Navios Holdings’ discretion and without notice. Repurchases are subject to restrictions under the terms of the Company’s credit facilities and indentures. There were no shares repurchased during the six month period ended June 30, 2011 and during the year ended December 31, 2010.
Issuances to Employees and Exercise of Options
     On June 2, 2010, July 1, 2010 and September 9, 2010, 86,328, 15,000 and 29,249 shares, respectively, were issued following the exercise of the options for cash at an exercise price of $3.18 per share.
     On December 16, 2010, pursuant to the stock plan approved by the Company’s Board of Directors, the Company issued to its employees 537,310 shares of restricted common stock, 30,500 restricted stock units and 954,842 stock options.
     On March 1, March 2, March 7, 2011 and June 23, 2011, 18,281, 29,250, 68,047 and 15,000 shares, respectively, were issued following the exercise of the options for cash at an exercise price of $3.18 per share.
Vested, Surrendered and Forfeited
     During 2010, 30,333 restricted stock units, which were issued to the Company’s employees in 2009 and 2008, have vested.
     During 2010, 3,550 restricted shares of common stock were forfeited upon termination of employment and 5,103 were surrendered.
     During the six month period ended June 30, 2011, 8,001 restricted shares of common stock were forfeited upon termination of employment.
Issuances for Construction or Purchase of Vessels
     On January 20, 2010 and on January 27, 2010, Navios Holdings issued 1,780 shares of preferred stock (fair value $10,550) and 300 shares of preferred stock (fair value $1,651) at $10.0 nominal value per share to partially finance the acquisition of the Navios Antares and the construction of the Navios Azimuth, respectively. These vessels were delivered to Navios Holdings on January 1, 2010 and February 14, 2011, respectively.
     On July 31, 2010 and on August 31, 2010, Navios Holdings issued 2,500 shares of preferred stock (fair value $12,421) and 1,870 shares of preferred stock (fair value $9,093) at $10.0 nominal value per share to partially finance the acquisition of the Navios Melodia and Navios Fulvia, respectively. The Navios Melodia and Navios Fulvia were delivered to Navios Holdings on September 20, 2010 and October 1, 2010, respectively.
     On October 29, 2010 and November 17, 2010, Navios Holdings issued 2,500 shares of preferred stock (fair value $13,120) and 980 shares of preferred stock (fair value $4,710), respectively, at $10.0 nominal value per share to partially finance the construction of the Navios Buena Ventura and the Navios Luz.
     On December 3, 2010 and December 17, 2010, Navios Holdings issued 980 shares of preferred stock (fair value $4,705) and 2,500 shares of preferred stock (fair value $11,402), respectively, at $10.0 nominal value per share to partially finance the construction of the Navios Etoile and the Navios Bonheur.
     All of the above mentioned shares of 2% Mandatorily Convertible Preferred Stock (“Preferred Stock”) were recorded at fair market value on issuance. The fair market value was determined using a binomial valuation model. The model used takes into account the credit spread of the Company, the volatility of its stock, as well as the price of its stock at the issuance date. Each preferred share has a par value of $0.0001. Each holder of Preferred Stock is entitled to receive an annual dividend equal to 2% on the nominal value of the Preferred Stock after approval by the Board of Directors, payable quarterly, until such time as the Preferred Stock converts into common stock. Five years after the issuance date, all Preferred Stock shall automatically convert into shares of common stock at a conversion price equal to $10.00 per preferred share. At any time following the third anniversary from their issuance date, if the closing price of the common stock has been at least $20.00 per share for 10 consecutive business days, the remaining balance of the then-outstanding preferred shares shall automatically convert at a conversion price equal to $14.00 per share of common stock. The holders of Preferred Stock are entitled, at their option, at any time following their issuance date and prior to their final conversion date, to convert all or any such then-outstanding preferred shares into common stock at a conversion price equal to $14.00 per preferred share.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
Buyback of $131,320 2% Preferred Stock
     On December 27, 2010, Navios Holdings repurchased $131,320 (or 13,132 shares) of certain shares of Preferred Stock previously issued in connection with the acquisition of Capesize vessels for a cash consideration of $49,245, reflecting a 62.5% discount to the face amount (or nominal value).
     Following the issuances and cancellations of the shares, described above, Navios Holdings had as of June 30, 2011, 101,686,343 shares of common stock and 8,479 shares of Preferred Stock outstanding.
NOTE 10: COMMITMENTS AND CONTINGENCIES
     As of June 30, 2011, the Company was contingently liable for letters of guarantee and letters of credit amounting to $490 (December 31, 2010: $1,098) issued by various banks in favor of various organizations and the total amount was collateralized by cash deposits, which were included as a component of restricted cash.
     The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where the Company believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date the financial statements were issued. In the opinion of management, the ultimate disposition of these matters is immaterial and will not adversely affect the Company’s financial position, results of operations or liquidity.
     As of June 30, 2011, the Company’s subsidiaries in South America were contingently liable for various claims and penalties to the local tax authorities amounting to $5,051 ($4,674 as of December 31, 2010). The respective provision for such contingencies was included in “Other long-term liabilities and deferred income”. According to the acquisition agreement (see Note 1), if the Company becomes obligated to pay such amounts, the amounts involved will be reimbursed by the previous shareholders, and, as such, the Company has recognized a respective receivable (included in “Other long-term assets”) against such liability, since the management considers collection of the receivable to be probable. The contingencies are expected to be resolved in the next four years. In the opinion of management, the ultimate disposition of these matters will not adversely affect the Company’s financial position, results of operations or liquidity.
     On August 19, 2009, Navios Logistics issued a guarantee and indemnity letter that guarantees the fulfillment by Petrolera San Antonio S.A. (“Petrosan”) of all its obligations to Vitol S.A. (“Vitol”) up to $4,000. On May 6, 2011, the guarantee amount was increased to $10,000. In addition, Petrosan agreed to pay Vitol immediately upon demand, any and all sums up to the referred limit, plus interest and costs, in relation to sales of gas oil under certain contracts between Vitol and Petrosan. This guarantee expired on August 18, 2011.
     On July 19, 2011 and in consideration of Gunvor S.A. entering into sales of oil or petroleum products with Petrosan, Navios Logistics has undertaken to pay to Gunvor S.A. on first demand any obligations arising directly from the non-fulfillment of said contracts. Guarantee shall not exceed $1,500 and shall remain in full force and effect until December 31, 2011.
     The Company, in the normal course of business, entered into contracts to time charter-in vessels for various periods through June 2023.
     As of June 30, 2011, the Company’s future minimum commitments, net of commissions under chartered-in vessels, barges and pushboats were as follows:

Amounts
in thousands of
U.S. Dollars
June 30, 2012	$108,380
June 30, 2013	103,797
June 30, 2014	111,148
June 30, 2015	108,502
June 30, 2016	101,193
June 30, 2017 and thereafter	506,252

Total	$1,039,272

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
NOTE 11: TRANSACTIONS WITH RELATED PARTIES
     Office rent: On January 2, 2006, Navios Corporation and Navios ShipManagement Inc., two wholly owned subsidiaries of Navios Holdings, entered into two lease agreements with Goldland Ktimatiki-Ikodomiki-Touristiki and Xenodohiaki Anonimos Eteria, both of which are Greek corporations that are currently majority owned by Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreements provide for the leasing of two facilities located in Piraeus, Greece, of approximately 2,034.3 square meters to house the operations of most of the Company’s subsidiaries. The total annual lease payments are €473 (approximately $681) and the lease agreements expire in 2017. These payments are subject to annual adjustments starting from the third year, which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.
     On October 31, 2007, Navios ShipManagement Inc. entered into a lease agreement with Emerald Ktimatiki-Ikodomiki-Touristiki and Xenodohiaki Anonimos Eteria, both of which are Greek corporations that are currently majority owned by Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreement initially provided for the leasing of one facility in Piraeus, Greece, of approximately 1,376.5 square meters to house part of the operations of the Company. On October 29, 2010, the existing lease agreement was amended and Navios ShipManagement Inc. leases 253.75 less square meters. The total annual lease payments are €370 (approximately $532) and the lease agreement expires in 2019. These payments are subject to annual adjustments starting from the third year, which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.
     On October 29, 2010, Navios Tankers Management Inc. entered into a lease agreement with Emerald Ktimatiki-Ikodomiki-Touristiki and Xenodohiaki Anonimos Eteria, both of which are Greek corporations that are currently majority owned by Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreement provides for the leasing of one facility in Piraeus, Greece, of approximately 253.75 square meters to house part of the operations of the Company. The total annual lease payments are €79 (approximately $114) and the lease agreement expires in 2019. These payments are subject to annual adjustments starting from the third year, which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.
     Purchase of services: The Company utilizes Acropolis Chartering and Shipping Inc. (“Acropolis”), a brokerage firm for freight and shipping charters, as a broker. Navios Holdings has a 50% interest in Acropolis. Although Navios Holdings owns 50% of Acropolis’ stock, Navios Holdings has agreed with the other shareholder that the earnings and amounts declared by way of dividends will be allocated 35% to the Company with the balance to the other shareholder. Commissions paid to Acropolis for each of the three month periods ended June 30, 2011 and 2010 were $17 and $0, respectively, and for the six months periods ended June 30, 2011 and 2010, were $17 and $56, respectively. During the six month period ended June 30, 2011 and 2010, the Company received dividends of $0 and $616, respectively and during the three month period ended June 30, 2011 and 2010, the Company received no dividends. Included in the trade accounts payable at June 30, 2011 and December 31, 2010 was an amount of $120 and $121, respectively, which was due to Acropolis.
     Management fees: Pursuant to a management agreement dated November 16, 2007, Navios Holdings provides commercial and technical management services to Navios Partners’ vessels for a daily fixed fee of $4 per owned Panamax vessel and $5 per owned Capesize vessel. This daily fee covers all of the vessels’ operating expenses, including the cost of drydock and special surveys. The daily initial term of the agreement is five years commencing from November 16, 2007. Total management fees for the three month periods ended June 30, 2011 and 2010 amounted to $6,466 and $4,836, respectively and for the six month periods ended June 30, 2011 and 2010, amounted to $12,514 and $8,894, respectively. In October 2009, the fixed fee period was extended for two years and the daily fees were amended to $4.5 per owned Ultra Handymax vessel, $4.4 per owned Panamax vessel and $5.5 per owned Capesize vessel.
     Pursuant to a management agreement dated May 28, 2010, as amended on September 10, 2010, for five years from the closing of Navios Acquisition’s initial vessel acquisition. Navios Holdings provides commercial and technical management services to Navios Acquisition’s vessels for a daily fee of $6 per owned MR2 product tanker and chemical tanker vessel and $7 per owned LR1 product tanker vessel and $10 per owned VLCC vessel, for the first two years with the fixed daily fees adjusted for the remainder of the term based on then-current market fees. This daily fee covers all of the vessels’ operating expenses, other than certain extraordinary fees and costs. During the remaining three years of the term of the Management Agreement, Navios Acquisition expects that it will reimburse Navios Holdings for all of the actual operating costs and expenses it incurs in connection with the management of its fleet. Actual operating costs and expenses will be determined in a manner consistent with how the initial $6 and $7 fixed fees were determined. Drydocking expenses will be fixed under this agreement for up to $300 per vessel and will be reimbursed at cost for VLCC vessels. Total management fees for the three month periods ended June 30, 2011 and 2010 amounted to $8,056 and $14, respectively, and for the six month period ended June 30, 2011 and 2010, amounted to $15,640 and $14, respectively. The management fees have been eliminated upon consolidation of Navios Acquisition through March 30, 2011.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
     General & administrative expenses: Pursuant to the administrative services agreement dated November 16, 2007, Navios Holdings provides administrative services to Navios Partners which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the three month periods ended June 30, 2011 and 2010 amounted to $847 and $699, respectively, and for the six month periods ended June 30, 2011 and 2010 amounted to $1,647 and $1,302, respectively.
     On May 28, 2010, Navios Acquisition entered into an administrative services agreement, expiring May 28, 2015, with Navios Holdings, pursuant to which Navios Holdings provides office space and certain administrative management services to Navios Acquisition which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the three month periods ended June 30, 2011 and 2010 amounted to $338 and $49, respectively, and for the six month periods ended June 30, 2011 and 2010 amounted to $654 and $49, respectively.
     On April 12, 2011, Navios Holdings entered into an administrative services agreement with Navios Logistics for a term of five years, pursuant to which Navios Holdings provides certain administrative management services to Navios Logistics. Such services include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the three month periods ended June 30, 2011 and 2010 amounted to $125 and $0, respectively, and for the six month periods ended June 30, 2011 and 2010 amounted to $125 and $0, respectively.
     Balance due from affiliate: Balance due from affiliate as of June 30, 2011 amounted to $30,208 (December 31, 2010: $2,603) which includes the current amounts due from Navios Partners and Navios Acquisition, which are $6,418 and $23,818, respectively. The balances mainly consist of management fees, administrative fees and other expenses.
     Omnibus agreements: Navios Holdings entered into an omnibus agreement with Navios Partners (the “Partners Omnibus Agreement”) in connection with the closing of Navios Partners’ IPO governing, among other things, when Navios Holdings and Navios Partners may compete against each other as well as rights of first offer on certain drybulk carriers. Pursuant to the Partners Omnibus Agreement, Navios Partners generally agreed not to acquire or own Panamax or Capesize drybulk carriers under time charters of three or more years without the consent of an independent committee of Navios Partners. In addition, Navios Holdings agreed to offer to Navios Partners the opportunity to purchase vessels from Navios Holdings when such vessels are fixed under time charters of three or more years. The Partners Omnibus Agreement was amended in June 2009 to release Navios Holdings for two years from restrictions on acquiring Capesize and Panamax vessels from third parties.
     Navios Acquisition entered into an omnibus agreement (the “Acquisition Omnibus Agreement”) with Navios Holdings and Navios Partners in connection with the closing of Navios Acquisition’s initial vessel acquisition pursuant to which, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for container vessels and vessels that are primarily employed in operations in South America without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter drybulk carriers subject to specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries granted to Navios Holdings and Navios Partners a right of first offer on any proposed sale, transfer or other disposition of any of its drybulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels it might own. These rights of first offer will not apply to a (a) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a counterparty, or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
     Sale of Vessels and Sale of Rights to Navios Partners:.Upon the sale of vessels to Navios Partners, Navios Holdings recognizes the gain immediately in earnings only to the extent of the interest in Navios Partners owned by third parties and defers recognition of the gain to the extent of its own ownership interest in Navios Partners (the “deferred gain”). Subsequently, the deferred gain is amortized to income over the remaining useful life of the vessel. The recognition of the deferred gain is accelerated in the event that (i) the vessel is subsequently sold or otherwise disposed of by Navios Partners or (ii) the Company’s ownership interest in Navios Partners is reduced. In connection with the public offerings of common units by Navios Partners, a pro rata portion of the deferred gain is released to income upon dilution of the Company’s ownership interest in Navios Partners. As of June 30, 2011 and December 31, 2010, the unamortized deferred gain for all vessels and rights sold totaled $46,492 and $38,599, respectively, and for the three months ended June 30, 2011 and 2010, Navios Holdings recognized $4,344 and $4,124, respectively, of the deferred gain in “Equity in net earnings of affiliated companies”. For the six months ended June 30, 2011 and 2010, Navios Holdings recognized $6,535 and $10,919, respectively, of the deferred gain in “Equity in net earnings of affiliated companies”.
     Purchase of Shares in Navios Acquisition: During 2010, Navios Holdings purchased 6,337,551 shares of Navios Acquisition’s common stock for $63,230 in open market purchases. Moreover, on May 28, 2010, certain shareholders of Navios Acquisition redeemed 10,021,399 shares pursuant to redemption rights granted in Navios Acquisition’s IPO upon de-“SPAC”-ing. As of May 28, 2010, following these transactions, Navios Holdings owned 12,372,551 shares, or 57.3%, of the outstanding common stock of Navios Acquisition. At that date, Navios Holdings acquired control over Navios Acquisition, consequently concluded a business combination had occurred and consolidated the results of Navios Acquisition from that date onwards. As a result of gaining control, Navios Holdings recognized the effect of $17,742, which represents the fair value of the shares that exceed the carrying value of the Company’s ownership of 12,372,551 shares of Navios Acquisition’s common stock, in the statements of income under “Gain/(loss) on change in control”. On November 19, 2010, following Navios Acquisition public offering of 6,500,000 shares of common stock at $5.50 per share, Navios Holdings’ interest in Navios Acquisition decreased to 53.7%.
     Pursuant to the Exchange Agreement signed on March 30, 2011, Navios Holdings completed the Navios Acquisition Share Exchange, whereby Navios Holdings exchanged 7,676,000 shares of Navios Acquisition’s common stock it held for 1,000 non-voting Series C Convertible Preferred Stock of Navios Acquisition.
     As of March 30, 2011, following this transaction, Navios Holdings owned 18,331,551 shares or 45% of the outstanding voting stock of Navios Acquisition (see Note 1, 3). As a result, from March 30, 2011, Navios Acquisition is considered as an affiliate entity of Navios Holdings and is not a controlled subsidiary of the Company, and the investment in Navios Acquisition is now accounted for under the equity method due to the Company’s significant influence over Navios Acquisition. From March 30, 2011, Navios Acquisition is being accounted for under the equity method based on Navios Holdings’ 53.7% economic interest since the preferred stock is considered in substance common stock for accounting purposes.
     Acquisition of Eleven Product Tanker and Two Chemical Tanker Vessels: On April 8, 2010, pursuant to the terms and conditions of the Acquisition Agreement by and between Navios Acquisition and Navios Holdings, Navios Acquisition agreed to acquire 13 vessels (11 product tankers and two chemical tankers) plus options to purchase two additional product tankers, for an aggregate purchase price of $457,659 (see Note 3).
     Navios Acquisition Warrant Exercise Program: On September 2, 2010, Navios Acquisition announced the successful completion of its warrant program (the “Warrant Exercise Program”). Under the Warrant Exercise Program, holders of publicly traded warrants (“Public Warrants”) had the opportunity to exercise the Public Warrants on enhanced terms through August 27, 2010. Navios Holdings exercised 13,635,000 private warrants for a total $77,037 in cash. Navios Holdings currently holds no warrants of Navios Acquisition.
     The Navios Holdings Credit Facility: In connection with the VLCC Acquisition, Navios Acquisition entered into a $40,000 credit facility with Navios Holdings. The $40,000 facility has a margin of LIBOR plus 300 bps and a term of 18 months, maturing on April 1, 2012. Following the issuance of the notes in October 2010 and during the first half of 2011, Navios Acquisition prepaid $33,609 of this facility. Pursuant to an amendment in October 2010, the facility will be available for multiple drawings up to a limit of $40,000. As of June 30, 2011, the outstanding amount under this facility was $6,391.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
NOTE 12: SEGMENT INFORMATION
     The Company has three reportable segments from which it derives its revenues: Drybulk Vessel Operations, Tanker Vessel Operations and Logistics Business. The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different products and services. Starting in 2008, following the acquisition of Horamar and the formation of Navios Logistics, the Company renamed its Port Terminal Segment as its Logistics Business Segment to include the activities of Horamar, which provides similar products and services in the region that Navios Holdings’ existing port facility currently, operates. The Drybulk Vessel Operations business consists of transportation and handling of bulk cargoes through ownership, operation, and trading of vessels, freight, and FFAs. The Logistics Business Segment consists of our port terminal business, barge business and cabotage business in the Hidrovia region of South America. Following the formation of Navios Acquisition and its consolidation with Navios Holdings from May 25, 2010, the Company included an additional reportable segment, the Tanker Vessel Operations business, which consisted of of transportation and handling of liquid cargoes through ownership, operation, and trading of tanker vessels.
     The Company measures segment performance based on net income. Inter-segment sales and transfers are not significant and have been eliminated and are not included in the following tables. Summarized financial information concerning each of the Company’s reportable segments is as follows:

	Drybulk Vessel Operations		Logistics Business		Tanker Vessel Operations		Total
	Three Month	Three Month	Three Month	Three Month	Three Month	Three Month	Three Month	Three Month
	Period Ended	Period Ended	Period Ended	Period Ended	Period Ended	Period Ended	Period Ended	Period Ended
	June 30,	June 30,	June 30,	June 30,	June 30,	June 30,	June 30,	June 30,
	2011	2010	2011	2010	2011	2010	2011	2010
Revenue	$110,649	$113,783	$54,704	$51,636	$—	$26	$165,353	$165,445
Gain on derivatives	303	5,880	—	—	—	—	303	5,880
Interest income/expense and finance cost, net	(20,028)	(19,784)	(5,105)	(1,132)	—	(66)	(25,133)	(20,982)
Depreciation and amortization	(19,435)	(16,728)	(4,962)	(5,634)	—	(4)	(24,397)	(22,366)
Equity in net earnings of affiliated companies	7,731	8,172	—	—	—	—	7,731	8,172
Net income/(loss) attributable to Navios Holdings common stockholders	51,569	44,234	(719)	2,357	—	(82)	50,850	46,509
Total assets	2,494,076	2,663,548	496,906	361,522	—	226,708	2,990,982	3,251,778
Capital expenditures	578	259,100	30,335	1,743	—	40,790	30,913	301,633
Goodwill	56,240	56,239	104,096	105,048	—	13,143	160,336	174,430
Investments in affiliates	118,594	14,476	—	—	—	—	118,594	14,476
Cash and cash equivalents	206,158	140,871	136,196	29,233	—	51,948	342,354	222,052
Restricted cash (including current and non current portion)	18,853	179,076	244	1,011	—	35,596	19,097	215,683
Long term debt (including current and non current portion)	$1,251,191	$1,491,448	$253,671	$116,472	$—	$158,986	$1,504,861	$1,766,906

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)

	Drybulk Vessel Operations		Logistics Business		Tanker Vessel Operations		Total
	Six Month	Six Month	Six Month	Six Month	Six Month	Six Month	Six Month	Six Month
	Period Ended	Period Ended	Period Ended	Period Ended	Period Ended	Period Ended	Period Ended	Period Ended
	June 30,	June 30,	June 30,	June 30,	June 30,	June 30,	June 30,	June 30,
	2011	2010	2011	2010	2011	2010	2011	2010
Revenue	$222,934	$231,947	$99,061	$87,841	$25,130	$26	$347,125	$319,814
(Loss)/gain on derivatives	(82)	4,042	—	—	—	—	(82)	4,042
Interest income/expense and finance cost, net	(40,061)	(40,285)	(6,159)	(2,040)	(8,350)	(66)	(54,570)	(42,391)
Depreciation and amortization	(38,595)	(35,961)	(11,078)	(11,342)	(8,045)	(4)	(57,718)	(47,307)
Equity in net earnings of affiliated companies	14,746	19,756	—	—	—	—	14,746	19,756
Net income/(loss) attributable to Navios Holdings common stockholders	47,884	76,700	1,602	1,192	(36,781)	(82)	12,705	77,810
Total assets	2,494,076	2,663,548	496,906	361,522	—	226,708	2,990,982	3,251,778
Capital expenditures	52,152	323,996	33,152	4,612	7,528	40,790	92,832	369,398
Goodwill	56,240	56,239	104,096	105,048	—	13,143	160,336	174,430
Investments in affiliates	118,594	14,476	—	—	—	—	118,594	14,476
Cash and cash equivalents	206,158	140,871	136,196	29,233	—	51,948	342,354	222,052
Restricted cash (including current and non current portion)	18,853	179,076	244	1,011	—	35,596	19,097	215,683
Long term debt (including current and non current portion)	$1,251,191	$1,491,448	$253,671	$116,472	$—	$158,986	$1,504,862	$1,766,906

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
NOTE 13: EARNINGS PER COMMON SHARE
     Earnings per share are calculated by dividing net income by the average number of shares of Navios Holdings outstanding during the period.

	Three Month	Three Month
	Period Ended	Period Ended
	June 30, 2011	June 30, 2010
Numerator:
Net income attributable to Navios Holdings common stockholders	$50,850	$46,509
Less:
Dividend on Preferred Stock	(423)	(513)
Interest on convertible debt and amortization of convertible bond discount		319

Income available to Navios Holdings common stockholders	$50,427	$46,315

Denominator:
Denominator for basic net income per share attributable to Navios Holdings common stockholders — weighted average shares	100,949,505	100,470,187
Dilutive potential common shares — weighted average Restricted stock and restricted units	898,967	754,022
Convertible preferred stock and convertible debt	8,479,000	13,326,455

Dilutive effect of securities — warrants	9,377,967	14,080,477

Denominator for diluted net income per share attributable to Navios Holdings common stockholders — adjusted weighted shares and assumed conversions	110,327,472	114,550,664

Basic net income per share attributable to Navios Holdings common stockholders	$0.50	$0.46

Diluted net income per share attributable to Navios Holdings common stockholders	$0.46	$0.41

	Six Month	Six Month
	Period Ended	Period Ended
	June 30, 2011	June 30, 2010
Numerator:
Net income attributable to Navios Holdings common stockholders	$12,705	$77,810
Less:
Dividend on Preferred Stock	(841)	(1,015)
Interest on convertible debt and amortization of convertible bond discount		634

Income available to Navios Holdings common stockholders	$11,864	$77,429

Denominator:
Denominator for basic net income per share attributable to Navios Holdings common stockholders — weighted average shares	100,901,279	100,447,992
Dilutive potential common shares — weighted average Restricted stock and restricted units	938,195	781,696
Convertible preferred stock and convertible debt	8,479,000	13,083,677

Dilutive effect of securities — warrants	9,417,448	13,865,373

Denominator for diluted net income per share attributable to Navios Holdings common stockholders — adjusted weighted shares and assumed conversions	110,318,726	114,313,472

Basic net income per share attributable to Navios Holdings common stockholders	$0.12	$0.76

Diluted net income per share attributable to Navios Holdings common stockholders	$0.12	$0.69

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
     The denominator of diluted earnings per share excludes the weighted average stock options outstanding since the effect is anti-dilutive.
NOTE 14: INVESTMENT IN AFFILIATES
Navios Maritime Partners L.P.
     On August 7, 2007, Navios Holdings formed Navios Partners under the laws of Marshall Islands. Navios GP L.L.C. (the “General Partner”), a wholly owned subsidiary of Navios Holdings, was also formed on that date to act as the general partner of Navios Partners and received a 2% general partner interest.
     On June 9, 2009, Navios Holdings relieved Navios Partners from its obligation to purchase the Capesize vessel Navios Bonavis for $130,000 and, with the delivery of the Navios Bonavis to Navios Holdings, Navios Partners was granted a 12-month option to purchase the vessel for $125,000. In return, Navios Partners issued to Navios Holdings 1,000,000 subordinated Series A units. The 1,000,000 subordinated Series A units are included in “Investments in affiliates”. At issuance, the Company calculated the fair value of the 1,000,000 subordinated Series A units by adjusting the publicly-quoted price for Navios Partners’ common units on the transaction date to reflect the differences between the common and subordinated Series A units of Navios Partners. Principal among these differences is the fact that the subordinated Series A units are not entitled to dividends prior to their automatic conversion to common units on the third anniversary of their issuance. Accordingly, the present value of the expected dividends during that three-year period (discounted at a rate that reflects Navios Partners’ estimated weighted average cost of capital) was deducted from the publicly-quoted price for Navios Partners’ common units in arriving at the estimated fair value of the subordinated Series A units of $6.08/unit or $6,082 for the 1,000,000 units received, which was recognized in Navios Holdings results as a non-cash compensation income. In addition, Navios Holdings was released from the omnibus agreement restrictions for two years in connection with acquiring vessels from third parties (but not from the requirement to offer to sell to Navios Partners qualifying vessels in Navios Holdings’ existing fleet). The investment in subordinated series A units is accounted for under the cost method.
     Navios Partners is engaged in the seaborne transportation services of a wide range of drybulk commodities including iron ore, coal, grain and fertilizer, chartering its vessels under medium to long-term charters. The operations of Navios Partners are managed by Navios Shipmanagement Inc. (the “Manager”), from its offices in Piraeus, Greece.
     As of June 30, 2011 and December 31, 2010, the carrying amount of the investment in Navios Partners (subordinated units and general partner units) accounted for under the equity method was $10,714 and $12,218, respectively. The 3,131,415 common units from the sale of the Navios Hope on July 1, 2008, the 1,174,219 common units received from the sale of the Navios Aurora II on March 18, 2010, 788,370 common units from the sale of both the Navios Fulvia and the Navios Melodia on November 15, 2010, and 507,916 common units from the sale of both the Navios Luz and the Navios Orbiter on May 19, 2011, to Navios Partners were accounted for under investment in available for sale securities. As of June 30, 2011 and December 31, 2010, the carrying amount of the investment in available-for-sale common units was $102,963 and $99,078, respectively.
     Dividends received during the three month periods ended June 30, 2011 and 2010 were $6,187 and $5,401, respectively, and for the six month periods ended June 30, 2011 and 2010 were $12,313 and $10,162, respectively.
Acropolis Chartering and Shipping Inc.
     Navios Holdings has a 50% interest in Acropolis, a brokerage firm for freight and shipping charters. Although Navios Holdings owns 50% of Acropolis’ stock, Navios Holdings agreed with the other shareholder that the earnings and amounts declared by way of dividends will be allocated 35% to the Company with the balance to the other shareholder. As of June 30, 2011 and December 31, 2010, the carrying amount of the investment was $637 and $385, respectively. During the three month periods ended June 30, 2011 and 2010, the Company received no dividends, and during the six month period ended June 30, 2011 and 2010, the Company received $0 and $616, respectively.
Navios Maritime Acquisition Corporation
     On July 1, 2008, the Company completed the IPO of units in its noncontrolled subsidiary, Navios Acquisition. At the time of the IPO, Navios Acquisition was a blank check company. In the offering, Navios Acquisition sold 25,300,000 units for an aggregate purchase price of $253,000. Each unit consisted of one share of Navios Acquisition’s common stock and one Sponsor Warrant. Navios Acquisition at the time was not a controlled subsidiary of the Company but was accounted for under the equity method due to the Company’s significant influence over Navios Acquisition.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
     On May 28, 2010, certain stockholders of Navios Acquisition redeemed their shares pursuant to redemption rights granted in the IPO upon de-“SPAC”-ing, and Navios Holdings’ ownership of Navios Acquisition increased to 57.3%. At that point, Navios Holdings obtained control over Navios Acquisition and, consequently, concluded that a business combination had occurred and has consolidated the results of Navios Acquisition from that date onwards (see Note 1, 3) until March 30, 2011.
     Navios Holdings exchanged 7,676,000 shares of Navios Acquisition common stock it held for 1,000 shares of non-voting Series C preferred stock of Navios Acquisition pursuant to an Exchange Agreement entered into on March 30, 2011 between Navios Acquisition and Navios Holdings. The fair value of the exchange was $30,474. Following the Navios Acquisition Share Exchange, Navios Holdings has 45% of the voting power and 53.7% of the economic interest in Navios Acquisition. As a result, from March 30, 2011, Navios Acquisition is considered as an affiliate entity of Navios Holdings and is not a controlled subsidiary of the Company, and the investment in Navios Acquisition is now accounted for under the equity method due to the Company’s significant influence over Navios Acquisition. From March 30, 2011, Navios Acquisition is being accounted for under the equity method based on Navios Holdings’ 53.7% economic interest since the preferred stock is considered in substance common stock for accounting purposes.
     Dividends received during the three month periods ended June 30, 2011 and 2010 were $1,300 and $0, respectively, and for the six month periods ended June 30, 2011 and 2010 were $2,601 and $0, respectively.
     Summarized financial information of the affiliated companies is presented below:

	June 30, 2011		December 31, 2010
	Navios	Navios	Navios	Navios
Balance Sheet	Partners	Acquisition	Partners	Acquisition
Current assets	$62,676	$70,632	$55,612	$81,202
Noncurrent assets	881,007	963,180	785,273	923,885
Current liabilities	51,798	47,475	45,425	29,025
Noncurrent liabilities	317,811	741,108	303,957	722,334

	Three Month Period Ended		Three Month Period Ended
	June 30, 2011		June 30, 2010
	Navios	Navios	Navios	Navios
Income Statement	Partners	Acquisition	Partners	Acquisition
Revenue	$45,675	$26,017	$33,255	$26
Net income/(loss)	13,511	(3,199)	13,184	(2,309)

	Six Month Period Ended		Six Month Period Ended
	June 30, 2011		June 30, 2010
	Navios	Navios	Navios	Navios
Income Statement	Partners	Acquisition	Partners	Acquisition
Revenue	$88,479	$51,147	$62,668	$26
Net income/(loss)	30,111	(3,605)	25,769	(2,606)
NOTE 15: OTHER FINANCIAL INFORMATION
     The Company’s 8.125% senior notes issued on January 28, 2011 are fully and unconditionally guaranteed on a joint and several basis by all of the Company’s subsidiaries with the exception of NMF, Navios Maritime Finance (US) Inc., Navios Acquisition and its subsidiaries and Navios Logistics and its subsidiaries for the periods prior to the formation of Navios Logistics and designated as unrestricted subsidiaries or those not required by the indenture (see Note 7). All subsidiaries, except for the non-guarantor subsidiaries of Navios Logistics, are 100% owned. In addition, Navios Acquisition is not a subsidiary. Following the Navios Acquisition Share Exchange, Navios Holdings has 45% of the voting power and 53.7% of the economic interest in Navios Acquisition.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
As a result, from March 30, 2011, Navios Acquisition is considered an affiliate entity and is not a controlled subsidiary of the Company, and the investment in Navios Acquisition is accounted for under the equity method due to Navios Holdings’ significant influence over Navios Acquisition. Navios Acquisition will be accounted for under the equity method based on Navios Holdings’ 53.7% economic interest since the preferred stock is considered in substance common stock for accounting purposes. These condensed consolidating statements of Navios Holdings, the guarantor subsidiaries and the non-guarantor subsidiaries have been prepared in accordance on an equity basis as permitted by U.S. GAAP.

	Navios
	Maritime	Other
	Holdings Inc.	Guarantor	Non Guarantor
	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Income Statement for the three months ended June 30, 2011
Revenue	$—	116,224	49,129	—	165,353
Time charter, voyage and port terminal expenses	—	(42,556)	(20,042)	—	(62,598)
Direct vessel expenses	—	(12,845)	(18,812)	—	(31,657)
General and administrative expenses	(3,827)	(6,166)	(3,918)	—	(13,911)
Depreciation and amortization	(701)	(18,959)	(4,737)	—	(24,397)
Interest income/expense and finance cost, net	(17,084)	(2,656)	(5,393)	—	(25,133)
Gain on derivatives	—	303	—	—	303
Gain on sale of assets	—	38,787	—	—	38,787
Other expense, net	(19)	(1,466)	(1,080)	—	(2,565)

(Loss)/income before equity in net earnings of affiliated companies	(21,631)	70,666	(4,853)	—	44,182
Income from subsidiaries	69,188	(4,545)	—	(64,643)	—
Equity in net earnings of affiliated companies	3,293	4,438	—	—	7,731

Income/(loss) before taxes	50,850	70,559	(4,853)	(64,643)	51,913
Income tax benefit/(expense)	—	73	(1,158)	—	(1,085)

Net income	50,850	70,632	(6,011)	(64,643)	50,828
Less: Net income attributable to the noncontrolling interest	—	—	22	—	22

Net income/(loss) attributable to Navios Holdings common stockholders	$50,850	70,632	(5,989)	(64,643)	50,850

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)

	Navios
	Maritime	Other
	Holdings Inc.	Guarantor	Non Guarantor
	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Income Statement for the three months ended June 30, 2010
Revenue	$—	$107,878	$57,567	$—	$165,445
Time charter, voyage and port terminal expenses	—	(48,121)	(24,109)	—	(72,230)
Direct vessel expenses	—	(7,437)	(13,672)	—	(21,109)
General and administrative expenses	(4,102)	(4,655)	(2,594)	—	(11,351)
Depreciation and amortization	(701)	(13,162)	(8,503)	—	(22,366)
Interest income/expense and finance cost, net	(18,085)	(1,128)	(1,769)	—	(20,982)
Gain on derivatives	—	5,880	—	—	5,880
Gain on sale of assets	—	1,751	—	—	1,751
Gain on change in control	—	17,742	—	—	17,742
Other income/(expense), net	23,640	(23,446)	(3,199)	—	(3,005)

Income before equity in net earnings of affiliated companies	752	35,302	3,721	—	39,775
Income from subsidiaries	41,830	2,433	—	(44,263)	—
Equity in net earnings of affiliated companies	3,927	4,245	—	—	8,172

Income before taxes	46,509	41,980	3,721	(44,263)	47,947
Income tax (expense)/benefit	—	(69)	202	—	133

Net income	46,509	41,911	3,923	(44,263)	48,080
Less: Net income attributable to the noncontrolling interest	—	—	(1,571)	—	(1,571)

Net income /(loss)attributable to Navios Holdings common stockholders	$46,509	$41,911	$2,352	$(44,263)	$46,509

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)

	Navios
	Maritime	Other
	Holdings Inc.	Guarantor	Non Guarantor
	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Income Statement for the six months ended June 30, 2011
Revenue	$—	213,341	133,784	—	347,125
Time charter, voyage and port terminal expenses	—	(85,156)	(36,556)	—	(121,712)
Direct vessel expenses	—	(23,088)	(42,587)	—	(65,675)
General and administrative expenses	(7,509)	(11,202)	(7,974)	—	(26,685)
Depreciation and amortization	(1,394)	(36,046)	(20,278)	—	(57,718)
Interest income/expense and finance cost, net	(34,346)	(5,308)	(14,916)	—	(54,570)
Loss on derivatives	—	(82)	—	—	(82)
Loss on change in control	(35,325)	—	—	—	(35,325)
Gain on sale of assets	—	38,787	—	—	38,787
Loss on bond extinguishment	(21,199)	—	—	—	(21,199)
Other expense, net	(106)	(768)	(2,666)	—	(3,540)

(Loss)/income before equity in net earnings of affiliated companies	(99,879)	90,478	8,807	—	(594)
Income from subsidiaries	103,326	8,962	—	(112,288)	—
Equity in net earnings of affiliated companies	9,258	5,488	—	—	14,746

Income/(loss) before taxes	12,705	104,928	8,807	(112,288)	14,152
Income taxes	—	—	(181)	—	(181)

Net income	12,705	104,928	8,626	(112,288)	13,971
Less: Net income attributable to the noncontrolling interest	—	—	(1,251)	—	(1,251)
Add: Preferred stock dividends attributable to the noncontrolling interest	—	—	12	—	12
Less: Preferred stock dividends of subsidiaries	—	—	(27)	—	(27)

Net income/(loss) attributable to Navios Holdings common stockholders	$12,705	104,928	7,360	(112,288)	12,705

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)

	Navios
	Maritime	Other
	Holdings Inc.	Guarantor	Non Guarantor
	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Income Statement for the six months ended June 30, 2010
Revenue	$—	$219,091	$100,723	$—	$319,814
Time charter, voyage and port terminal expenses	—	(107,721)	(41,010)	—	(148,731)
Direct vessel expenses	—	(16,041)	(25,112)	—	(41,153)
General and administrative expenses	(8,202)	(9,261)	(6,081)	—	(23,544)
Depreciation and amortization	(1,394)	(30,384)	(15,529)	—	(47,307)
Interest income/expense and finance cost, net	(36,177)	(2,767)	(3,447)	—	(42,391)
Gain on derivatives	—	4,042	—	—	4,042
Gain on sale of assets	—	26,134	—	—	26,134
Gain on change in control	—	17,742	—	—	17,742
Other expense, net	23,688	(25,731)	(4,761)	—	(6,804)

Income before equity in net earnings of affiliated companies	(22,085)	75,104	4,783	—	57,802
Income from subsidiaries	91,391	5,259	—	(96,650)	—
Equity in net earnings of affiliated companies	8,504	11,252	—	—	19,756

Income before taxes	77,810	91,615	4,783	(96,650)	77,558
Income tax (expense)/benefit	—	(143)	1,044	—	901

Net income	77,810	91,472	5,827	(96,650)	78,459
Less: Net income attributable to the noncontrolling interest	—	—	(649)	—	(649)

Net income/(loss) attributable to Navios Holdings common stockholders	$77,810	$91,472	$5,178	$(96,650)	$77,810

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)

	Navios
	Maritime	Other	Non
	Holdings Inc.	Guarantor	Guarantor
Balance Sheet as of June 30, 2011	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Current assets
Cash and cash equivalents	4,922	201,236	136,196	—	342,354
Restricted cash	15,062	3,791	244	—	19,097
Accounts receivable, net	—	65,034	29,325	—	94,359
Intercompany receivables	172,757	—	64,558	(237,315)	—
Short-term derivative asset	—	1,208	—	—	1,208
Due from affiliate companies	7,691	22,517	—	—	30,208
Prepaid expenses and other current assets	239	23,033	10,663	—	33,935

Total current assets	200,671	316,819	240,986	(237,315)	521,161
Deposits for vessel acquisitions	—	511	1,000	—	1,511
Vessels, port terminal and other fixed assets, net	—	1,448,994	319,422	—	1,768,416
Investments in subsidiaries	1,341,831	265,141	—	(1,606,972)	—
Investments in available for sale securities	102,963	—	—	—	102,963
Investments in affiliates	117,948	646	—	—	118,594
Other long-term assets	16,676	29,229	16,706	—	62,611
Long-term derivative asset	—	150	—	—	150
Goodwill and other intangibles	99,418	145,978	170,180	—	415,576

Total noncurrent assets	1,678,836	1,890,649	507,308	(1,606,972)	2,469,821

Total assets	1,879,507	2,207,468	748,294	(1,844,287)	2,990,982

LIABILITIES AND EQUITY
Account payable	—	22,289	22,281	—	44,570
Accrued expenses	18,232	42,460	16,536	—	77,228
Dividends payable	6,100	—	—	—	6,100
Deferred income and cash received in advance	—	24,159	—	—	24,159
Intercompany Payables	—	236,792	523	(237,315)	—
Current portion of capital lease obligations	—	—	16,341	—	16,341
Current portion of long-term debt	5,497	44,308	8,808	—	58,613

Total current liabilities	29,829	370,008	64,489	(237,315)	227,011
Long-term debt, net of current portion	794,092	407,294	244,863	—	1,446,249
Capital lease obligations, net of current portion	—	—	15,308	—	15,308
Other long-term liabilities and deferred income	—	39,705	5,409	—	45,114
Unfavorable lease terms	—	47,976	—	—	47,976
Deferred tax liability	—	1	20,843	—	20,844

Total noncurrent liabilities	794,092	494,976	286,423	—	1,575,491

Total liabilities	823,921	864,984	350,912	(237,315)	1,802,502

Noncontrolling interest	—	—	132,894	—	132,894

Total Navios Holdings stockholders’ equity	1,055,586	1,342,484	264,488	(1,606,972)	1,055,586

Total liabilities and stockholders’ equity	1,879,507	2,207,468	748,294	(1,844,287)	2,990,982

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)

	Navios
	Maritime	Other	Non
	Holdings Inc.	Guarantor	Guarantor
Balance Sheet as of December 31, 2010	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Current assets
Cash and cash equivalent	$6,323	$97,676	$103,411	$—	$207,410
Restricted cash	15,726	3,488	15,576	—	34,790
Accounts receivable, net	—	48,731	21,657	—	70,388
Intercompany receivables	173,796	—	77,705	(251,501)	—
Short term derivative assets	—	1,420	—	—	1,420
Due from affiliate companies	—	3,422	(819)	—	2,603
Prepaid expenses and other current assets	164	17,410	15,780	—	33,354

Total current assets	196,009	172,147	233,310	(251,501)	349,965
Deposit for vessel acquisitions	—	80,834	296,690	—	377,524
Vessels, port terminal and other fixed assets, net	—	1,345,983	903,694	—	2,249,677
Loan receivable from Navios Acquisition	12,391	—	(12,391)	—	—
Restricted cash	—	—	18,787	—	18,787
Long term derivative assets	—	149	—	—	149
Investments in subsidiaries	1,405,723	256,178	—	(1,661,901)	—
Investment in available for sale securities	99,078	—	—	—	99,078
Investment in affiliates	18,301	394	—	—	18,695
Deferred financing costs, net	13,321	3,779	20,655	—	37,755
Deferred dry dock and special survey costs, net	—	9,312	2,695	—	12,007
Other long term assets	—	4,932	5,438	—	10,370
Goodwill and other intangibles	100,812	155,838	246,110	—	502,760

Total noncurrent assets	1,649,626	1,857,399	1,481,678	(1,661,901)	3,326,802

Total assets	1,845,635	2,029,546	1,714,988	(1,913,402)	3,676,767

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	—	22,120	27,376	—	49,496
Accrued expenses	7,465	31,546	23,406	—	62,417
Deferred income and cash received in advance	—	14,299	3,383	—	17,682
Dividends payable	6,094	—	1,120	—	7,214
Intercompany Payables	—	243,967	7,534	(251,501)	—
Short term derivative liability	—	245	—	—	245
Capital lease obligations	—	—	1,252	—	1,252
Current portion of long term debt	7,929	29,361	26,007	—	63,297

Total current liabilities	21,488	341,538	90,078	(251,501)	201,603
Long term debt, net of current portion	764,564	340,717	907,332	—	2,012,613
Capital lease obligations, net of current portion	—	—	31,009	—	31,009
Other long term liabilities	—	30,983	5,037	—	36,020
Unfavorable lease terms	—	51,264	5,611	—	56,875
Deferred tax liability	—	—	21,104	—	21,104

Total noncurrent liabilities	764,564	422,964	970,093	—	2,157,621

Total liabilities	786,052	764,502	1,060,171	(251,501)	2,359,224

Noncontrolling interest	—	—	257,960	—	257,960

Total Navios Holdings stockholders’ equity	1,059,583	1,265,044	396,857	(1,661,901)	1,059,583

Total liabilities and stockholders’ equity	$1,845,635	$2,029,546	$1,714,988	$(1,913,402)	$3,676,767

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)

	Navios
	Maritime	Other	Non
	Holdings Inc.	Guarantor	Guarantor
Cash flow statement for the six months ended June 30, 2011	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Net cash (used in)/provided by operating activities	$(4,636)	$14,582	$63,206	$—	$73,152

Cash flows from investing activities
Acquisition of vessels	—	(51,526)	(4,533)	—	(56,059)
Decrease in restricted cash for asset acquisitions	—	—	778	—	778
Acquisition of General Partner units	(2,052)	—	—	—	(2,052)
Deposits for vessel acquisitions	—	(504)	(3,995)	—	(4,499)
Proceeds from sale of assets	—	120,000	—	—	120,000
Purchase of property and equipment	—	(122)	(32,152)	—	(32,274)
Deconsolidation of Navios Acquisition	—	—	(72,425)	—	(72,425)
Dividends from affiliates/associates	1,300	—	(1,300)	—	—

Net cash (used in)/provided by investing activities	(752)	67,848	(113,627)	—	(46,531)

Cash flows from financing activities
Issuance of common stock	415	—	—	—	415
Proceeds from long-term loan, net of deferred finance fees	—	51,578	3,035	—	54,613
Repayment of long-term debt	(24,374)	(30,700)	(110,773)	—	(165,847)
Repayment of Senior Notes	(300,000)	—	—		(300,000)
Proceeds from issuance of Senior Notes, net of deferred finance fees	340,981	—	193,328	—	534,309
Dividends paid	(13,035)	—	(1,147)	—	(14,182)
Increase in restricted cash	—	252	(625)	—	(373)
Payments of obligations under capital leases	—	—	(612)	—	(612)

Net cash provided by financing activities	3,987	21,130	83,206	—	108,323

Net (decrease)/increase in cash and cash equivalents	(1,401)	103,560	32,785	—	134,944
Cash and cash equivalents, at beginning of period	6,323	97,676	103,411	—	207,410

Cash and cash equivalents, at end of period	$4,922	$201,236	$136,196	$—	$342,354

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)

	Navios
	Maritime
	Holdings Inc.	Other Guarantor	Non Guarantor
Cash flow statement for the six months ended June 30, 2010	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Net cash provided by (used in) operating activities	$57,917	$(91,241)	$88,253	$—	$54,929

Cash flows from investing activities
Consolidation of subsidiary, net of cash assumed	(63,230)	—	66,355	—	3,125
Increase in restricted cash for asset acquisitions	(8,650)	(58,600)	—	—	(67,250)
Acquisition of General Partner Units	(3,566)	—	—	—	(3,566)
Acquisition of Vessels	—	(30,500)	(39,308)	—	(69,808)
Deposits for vessel acquisitions	—	(267,773)	(26,809)		(294,582)
Receipts from finance lease	—	293	—	—	293
Proceeds from sale of assets	—	303,832	—	—	303,832
Purchase of property and equipment	—	(396)	(4,612)	—	(5,008)

Net cash used in investing activity	(75,446)	(53,144)	(4,374)	—	(132,964)
Cash flows from financing activities
Proceeds from long-term loan, net of deferred finance fees	30,454	165,296	33,048	—	228,798
Repayment of long-term debt	(6,683)	(15,164)	(64,870)	—	(86,717)
Dividends paid	(13,482)	—	—	—	(13,482)
Issuance of common stock	275	—	—	—	275
Increase in restricted cash	(2,250)	—	—	—	(2,250)
Dividends to noncontrolling shareholders	—	—	(470)	—	(470)

Net cash provided by/(used in) financing activities	8,314	150,132	(32,292)	—	126,154

(Decrease)/increase in cash and cash equivalents	(9,215)	5,747	51,587	—	48,119
Cash and cash equivalents, beginning of period	115,535	28,794	29,604	—	173,933

Cash and cash equivalents, end of period	$106,320	$34,541	$81,191	$—	$222,052

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
NOTE 16: SUBSEQUENT EVENTS
(a)	On July 25, 2011, Navios Logistics acquired the noncontrolling interests of its joint ventures Thalassa Energy S.A., HS Tankers Inc., HS Navigation Inc., HS Shipping Ltd. Inc. and HS South Inc., in accordance with the terms of certain stock purchase agreements with HS Energy Ltd., an affiliate of Vitol S.A. Navios Logistics paid a total consideration of $8,500 for such noncontrolling interests, and simultaneously paid $53,155 in full and final settlement of all amounts of indebtedness of such joint ventures under certain loan agreements.

(b)	On August 10, 2011, Navios Holdings received an amount of $6,664 as a dividend distribution from its affiliate, Navios Partners.

(c)	On August 18, 2011, the Board of Directors declared a quarterly cash dividend in respect of the second quarter of 2011 of $0.06 per common share payable on October 6, 2011 to stockholders of record as of September 22, 2011.

(d)	On August 19, 2011, Navios Holdings entered into a facility agreement with Emporiki Bank of Greece for an amount up to $23,000 in order to partially finance the construction of a newbuilding bulk carrier (see Note 5). The facility is repayable in 20 semi-annual installments of $750 after the drawdown date, with a final balloon payment of $8,000 on the last payment date. The interest rate of the facility is based on a margin of 275 bps. The facility also requires compliance with certain financial covenants.

(e)	On various dates on or prior to August 22, 2011, Navios Logistics used a portion of the proceeds from the Logistics Senior Notes offering to pay $3,300 for the remaining portion of the acquisition price of the floating drydock facility and $9,647 for the acquisition of 31 dry barges, and $5,728 for transportation and other related costs.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.
By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer Date: August 26, 2011

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Navios South American Logistics Inc. Operating and Financial Review and Prospects and Condensed Consolidated
Financial Statements for the three and six month period ended June 30, 2011.*

*	Furnished solely in connection with Navios Logistics’ reporting obligations under the Indenture governing the Logistics Senior Notes.